Form 20-F
period 2002-12-31
NB FINANCE LTD
filed 2003-06-23
CIK 1056861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________________ to ___________________

Commission file number  333-49153

NB FINANCE, LTD.
(Exact name of Registrant as specified in its charter)

NB FINANCE, LTD.
(Translation of Registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:   None

Securities registered or to be registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

12,000 shares of common stock, par value $1.00 per share

_________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

[X]    Yes       No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]    Item 17      Item 18 [  ]

FORWARD-LOOKING STATEMENTS

        This report contains certain forward-looking statements and information relating to NB Finance, Ltd. (the “Company” or “NB Finance”) that are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to the Company’s management. When used in this report, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company’s management with respect to future events and the Company’s future performance and are subject to certain risks, uncertainties and assumptions. Should management’s current view of the future or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable

ITEM 3:   KEY INFORMATION

Selected Financial Data

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Statement of Income Data:
Operating revenues	$ 43,385,203	$ 41,962,693	$ 36,372,519	$ 36,578,735	37,479,874
Income from Continuing Operations	$ 6,117,624	5,136,962	4,719,511	1,596,416	1,160,562
Net income	$ 6,117,624	5,136,962	4,719,511	1,596,416	1,160,562
Income from Continuing Operations
per Common Share	$ 509.80	428.08	393.29	133.03	96.71
Balance Sheet Data:
Total assets	$633,703,172	$579,818,559	$530,118,904	$561,215,191	609,641,866
Total liabilities	$482,468,806	434,701,817	390,139,124	425,954,922	475,978,013
Shareholder's Equity	$151,234,366	145,116,742	139,979,780	135,260,269	133,663,853
Capital Stock	$ 12,000	12,000	12,000	12,000	12,000
Number of Shares	$ 12,000	12,000	12,000	12,000	12,000
Cash Dividends Declared per Common
Share	N/A	N/A	N/A	N/A	N/A

Exchange Rate

        References to $ are to United States dollars; references to C$ are to Canadian dollars. As of December 31, 2002, the Canadian dollar exchange rate was C$1.5776= $1.00 and certain amounts stated herein reflect such exchange rate. All financial statements are denominated in United States dollars.

	High	Low
July 2002	1.5965	1.5111
August 2002	1.6010	1.5491
September 2002	1.5915	1.5505
October 2002	1.5990	1.5555
November 2002	1.5917	1.5511
December 2002	1.5801	1.5457

Year Average
December 1997	1.38438685
December 1998	1.48310319
December 1999	1.48584024
December 2000	1.48520240
December 2001	1.54841633
December 2002	1.57035976

Risk Factors

        There is no risk factors relevant to the Company other than the fact of having to manage Mortgage Loans insured by Canada Mortgage and Housing Corporation, an agency of the Government of Canada (“CMHC”). As the Company has no public security holders there are no other applicable risk factors.

ITEM 4:   INFORMATION ON THE COMPANY

Background

        NB Finance, Ltd. a wholly owned subsidiary of National Bank of Canada (the “Bank”). There are no securities of the Company currently registered or expected to be registered pursuant to the Securities Act of 1933, as amended, or traded publicly on any exchange. The Bank owns and, pursuant to the OSFI Order (as defined below), will continue to own, all 12,000 issued and outstanding shares of common stock, par value $1.00 per share (the “Common Stock”) of the Company. The Common Stock is the only outstanding class of securities of the Company. The Company has issued no other securities.

General

        The Company was incorporated on September 3, 1997 under the laws of Bermuda. The Company does not have any subsidiaries. The Company’s business objective is to acquire residential first mortgages insured by CMHC, that are secured by real property located in Canada and to issue obligations secured by such real property (the “Promissory notes”) and other similar obligations to NB Capital Corporation (“NB Capital”). The Promissory notes currently consist of fifty-three “hypothecation” loans issued to NB Capital by the Company that are recourse only to the “Mortgage Loans.” Hypothecation loans are loans secured by the pledge of mortgages as security therefor. The “Mortgage Loans” consist of fifty-three pools of, at December 31, 2002, an aggregate 15,823 CMHC-insured residential first mortgages. Pursuant to an order (the “OSFI Order”), dated September 2, 1997, of the Office of the Superintendent of Financial Institutions Canada, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto.

        As of December 31, 2002, the Company has issued Promissory notes to NB Capital in the aggregate principal amount of approximately $470 million. The proceeds from the issuance of the Promissory notes, in addition to a capital contribution from the Bank, have been used to acquire the Mortgage Loans from the Bank for approximately C$899 million ($570 million). Accordingly, as of December 31, 2002, the Promissory notes were overcollateralized by $100 million. The Company has acquired all or substantially all of such Mortgage Loans from the Bank and/or affiliates of the Bank on terms comparable to those that could be obtained by the Company if such Mortgage Loans were purchased from unrelated parties. As of the date of this Form 20-F, the Company has not entered into any agreements with any third parties with respect to the purchase of Mortgage Loans.

        On December 4, 1998, September 7, 1999, April 14, 2000, September 28, 2000, January 30, 2001, June 12, 2001, September 24, 2001, January 29, 2002, June 20, 2002 and December 16, 2002, the Company and NB Capital entered into separate Mortgage Loan Assignment Agreements (together, the “Mortgage Loan Assignment Agreements”) pursuant to which the Company assigned its entire right, title and interest in, to and under the Mortgage Loans to NB Capital and permitted NB Capital to administer, perform and enforce the Mortgage Loans. Accordingly, no interest or principal payments with respect to the Mortgage Loans are made directly to the Company. Pursuant to a Servicing Agreement, dated September 3, 1997, between the Company and the Bank (the “Servicing Agreement”), the Mortgage Loans are serviced by the Bank. Pursuant to the Assignment of Servicing Agreement, dated September 3, 1997, between the Company, NB Capital and the Bank, the Company has assigned to NB Capital all of its right, title and interest in the Servicing Agreement.

        For information regarding the Company’s revenue and operating profit, see the Company’s financial statements, beginning on page F-1.

Description of the Mortgage Loans

        All of the Mortgage Loans were originated in accordance with underwriting policies customarily employed by the Bank, or with underwriting policies acceptable to the Bank. With respect to its underwriting policies, the Bank will not make any residential mortgage loans that exceed a loan to value ratio of 75% unless such loan is insured. If the residential mortgage loan is CMHC-insured (i) a cash down payment of between 5% and 24.9% is required, (ii) the monthly payment for capital, interest, taxes and heating must not exceed 32% of the gross monthly revenue of the borrower and (iii) the monthly payment for capital, interest, taxes, heating and all other monthly payments (including, without limitation, personal loans, lease payments and credit card debt service) must not exceed 40% of the net monthly revenue of the borrower. Additionally, for all mortgage loans, an external credit check must be positive. When a loan is insured, an additional amount may be added to the principal amount of the mortgage loan representing the premium related thereto. The premium rates vary in accordance with the principal amount of the loan. Generally, the greater the loan to value ratio, the greater the premium rate. As is generally the case in the Canadian residential mortgage business, such underwriting policies are derived from CMHC-approved underwriting criteria.

        As a CMHC-approved lender, the Bank has access to the National Housing Act mortgage insurance program. All of the Mortgage Loans are insured by CMHC pursuant to that program. The bulk of those loans were insured at origination. Whether a loan is insured at origination or through the CMHC portfolio insurance program, the insurance is valid until the expiration of the loan.

        All of the Mortgage Loans are balloon mortgages. Accordingly, the Mortgage Loans do not provide for the amortization of the principal balance thereof equally over their term to maturity and a principal payment equal to the original balance less any principal amount paid will be due on each Mortgage Loan at maturity. Balloon mortgages are the most prevalent type of mortgage offered by Canadian mortgage lenders. At the expiration of the term, the mortgage is generally renewed, based on then current market conditions, for a new term. Although the Bank offers terms varying from 3 months to 10 years, terms exceeding 5 years are relatively rare. Moreover, although the Bank offers monthly, semi-monthly and weekly pay mortgages, most of the Mortgage Loans are monthly pay mortgages. In general, loans are amortized over a period not exceeding 25 years.

        The Mortgage Loans provide for limited prepayment rights. For example, typically up to 10% of the original principal amount of a Mortgage Loan may be prepaid once annually without penalty. Moreover, a Mortgage Loan may also be prepaid without penalty if the mortgaged property is sold and the mortgagor enters into a new mortgage with the same terms and conditions as the Mortgage Loan. In most other circumstances, prepayments or renegotiations of either the interest rate or the term of a Mortgage Loan will be subjected to prepayment penalties. During the first three years following the most recent interest adjustment date, such penalties are tantamount to a yield maintenance clause. After three years, such penalties will be limited to three months of interest.

Description of the Promissory notes

        The Promissory notes issued by the Company to NB Capital are comprised of fifty-three hypothecation loans. As of December 31, 2002, the principal amount of the Promissory notes was approximately $470 million. Each of the fifty-three hypothecation loans comprising the Promissory notes issued by the Company is secured by a pool of Mortgage Loans. As of December 31, 2002, there were 15,823 Mortgage Loans in an aggregate amount of approximately C$899 million ($570 million). The value of each pool of Mortgage Loans comprising the Mortgage Loans exceeds the principal amount of the hypothecation loan that it secures. Accordingly, the Mortgage Assets issued by the Company are overcollateralized by the Mortgage Loans. The aggregate amount of such overcollateralization is, as of December 31, 2002, approximately $100 million. NB Capital acquired the Promissory notes issued by the Company pursuant to the terms of certain loan agreements.

        Each Promissory note issued by the Company is recourse only to the Mortgage Loans securing such Promissory note. Each pool of Mortgage Loans is comprised of entirely CMHC-insured residential first mortgages. Each Promissory notes issued by the Company is further secured by the residential real properties underlying such CMHC-insured residential first mortgages. Such residential real properties are located primarily in Quebec, Ontario and New Brunswick. Since the Mortgage Loans are insured, the Company expects little or no loss of principal or interest. However, CMHC insurance does not guarantee timely payment of interest and principal. The Promissory notes have maturities ranging from January, 2003 to December, 2012. The Promissory notes pay interest at rates ranging from 7.31% to 10.21%, with an average rate of approximately 8.51% per annum.

        Payments of interest are made monthly out of payments on the Mortgage Loans. Pursuant to the Mortgage Loan Assignment Agreements, NB Capital receives all scheduled payments made on the Mortgage Loans, retains a portion of any such payments equal to the amount due and payable on the Promissory notes issued by the Company and remits the balance, if any, to the Company. NB Capital also retains a portion of any prepayments of principal in respect of the Mortgage Loans equal to the proportion of such prepayments that the outstanding principal amount of the Mortgage Loan bears to the outstanding principal amount of the Promissory notes issued by the Company, which amount would be applied to reduce the outstanding principal amount of the Promissory notes issued by the Company. Repayment of the Promissory notes issued by the Company is secured by an assignment of the Mortgage Loans to NB Capital pursuant to the Mortgage Loan Assignment Agreements, which are governed by the laws of Bermuda.

        The assignment of the Mortgage Loans by the Company to NB Capital is without recourse. NB Capital has a security interest in the real property securing the Mortgage Loans and, subject to fulfilling certain procedural requirements under applicable Canadian law, is entitled to enforce payment on the Mortgage Loans in its own name if a mortgagor should default thereon. In the event of such a default, NB Capital has the same rights as the Company to force a sale of the mortgaged property and satisfy the obligations of the Company out of the proceeds. In the event of a default in respect of a Mortgage Loan, the amount of the Promissory notes issued by the Company will be reduced by an amount equal to the portion thereof allocable to the defaulting mortgage.

        Following repayment of the Promissory notes issued by the Company, NB Capital will reassign any outstanding Mortgage Loans (without recourse) and deliver them to, or as directed by, the Company. All payments in respect of the Mortgage Loans are made in Canadian dollars. The amounts due on the Promissory notes issued by the Company are retained by NB Capital free and clear of and without withholding or deduction for or on account of any present or future taxes imposed by or on behalf of Bermuda or any political subdivision thereof or therein.

Description of Property

        The registered offices of the Company are located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The Company neither owns nor leases any properties.

ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

        The Company’s sole business purpose is to acquire Mortgage Loans and to issue the Promissory notes, and other similar obligations, to NB Capital. Pursuant to the OSFI Order, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of the Mortgage Loans and activities incidental thereto.

Results of Operations

        Income from continuing operations for the year ended December 31, 2002 increased by $980,662 or 19.1% over the year ended December 31, 2001 which increased by $1,398,113 or 29.6% over the prior year ended December 31, 2000. Operating revenues for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000 were $43,385,203, $41,962,693 and $36,372,519.

        Ninety-one percent of revenues were derived from the Mortgage Loans. The Promissory notes issued by the Company are collateralized by the Mortgage Loans that consist of fifty-three pools of CMHC-insured residential first mortgages and which are secured by real property located in Canada. The balance of the revenues resulted from cash and cash equivalent assets.

        Expenses for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000 totaled $37,267,579, $36,825,731 and $31,653,008, respectively, of which $37,246,933, $36,806,319 and $31,632,389, respectively, represent interest on Promissory notes.

        During the year ended December 31, 2002, no dividend was authorized on the Company’s Common Stock.

Capital Resources and Liquidity

        The Company’s revenues are derived from its Mortgage Loans. The Company’s principal short-term liquidity needs are, with respect to the Promissory notes, to pay principal when due (maturity dates range between January, 2003 to December, 2012) and monthly interest payments. Pursuant to the OSFI Order, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto.

        As of December 31, 2002, approximately $470 million of Promissory notes issued by the Company were overcollateralized by the approximately C$899 million ($570 million) of Mortgage Loans. The Company believes that the amounts generated from the payment of interest and principal on such Mortgage Loans will provide more than sufficient funds to make full payments with respect to the Promissory notes issued by the Company and sufficient funds to meet its operating expenses. Pursuant to the Mortgage Loan Assignment Agreements, all payments made in respect of the Mortgage Loans are made to NB Capital (through the Bank as servicer under the Servicing Agreement). Any such amount in excess of the amount due and payable on the Promissory notes is remitted to the Company and used to fund the acquisition of additional Mortgage Loans.

        The Company does not require any capital resources for its operations and, therefore, it is not expected to acquire any capital assets in the foreseeable future.

Critical Accounting Policies

        In December 2001, the SEC requested that all registrants discuss their most “critical accounting policies” in management’s discussion and analysis of financial condition and results of operations. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of the Company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe, based on our current business, that there are no critical accounting policies in connection with the preparation of the financial statements of NB Capital Corporation.

ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEE

Directors and Executive Officers

        The Board of Directors of the Company consists of the individuals set forth below. The Company currently has seven officers and no employees. The Company does not anticipate that it will require any employees.

        As of February 2003, the persons who are directors of the Company are as follows:

Name	Age	Position and Offices Held	Director Since	Term of Office
Donna Goral	45	Director	May 2001	1 year
Martin Ouellet	49	Director, President	November 1997	1 year
Lina Tomac	53	Director	May 2002	1 year
Serge Lacroix	45	Director	June 2002	1 year

        The only other executive officers of the Company are Jean Dagenais (Chief Financial Officer), Joan L.K. Barnes (Secretary), Michael Ashford (Assistant Secretary) and Sophie Clermont (Assistant Secretary).

        Donna Goral has been Vice-President – Taxation, USA Operations for National Bank of Canada since 1992. Ms. Goral’s tax experience also includes positions with KPMG Peat Marwick and Ernst & Whinney. She is a member of the American Institute of Public Accountants, the New York State Society of CPAs and the Institute of International Bankers.

        Serge Lacroix has been Chairman and President of NB Capital Corporation since June 2002 but has been with National Bank of Canada since 1998 in various positions most recently, General Manager and President and CEO of NBC Financial (UK) Ltd. Prior to that, he was Senior Vice-President at National Bank Financial between 1993 and 1998. He held various positions at Wood Gundy in London England, Montreal and Vancouver from 1982 to 1993. Prior to that, he was a Trader at Nesbitt Thompson Inc. and he started his career in 1976 as a Foreign Exchange Trader with Banque Canadienne Nationale.

        Lina Tomac has been with National Bank of Canada since 1987 during which time she has held various positions such as Supervisor Treasury, Manager of Treasury Operations, Senior Manager Securities, Vice President Treasury Operations in New York and since September 2002 is Vice President Administration in New York. Ms. Tomac started her career in 1967 at a junior position with Mercantile Bank of Canada and evolved to management positions in various departments.

        Jean Dagenais joined the National Bank of Canada in 1990 as Manager and Chief Accountant. In 1998, he was promoted to vice-president. As such, he is responsible for the preparation of the Bank’s consolidated financial statements as well as other financial information presented to management, shareholders and regulatory authorities. He began is career in 1980 as external auditor with a major international accounting firm. From 1985 to 1990, he held various positions in accounting and financial reporting with large corporations. He studied at the University of Sherbrooke, where he obtained a Bachelor in Administration. He was admitted to the Order of Certified management Accountants in 1982 and to the Order of Chartered Accountants in 1983.

        Martin Ouellet has been an employee of the National Bank of Canada since 1980. He has held different positions within the Treasury and Financial Markets division of the Bank. Recently, he has acted as the Vice-President and Treasurer, responsible for Asset and Liability Management, funding and liquidity management. He is a Director and President of NB Finance, Ltd. and Vice-President of NB Capital Corporation.

Compensation of Directors and Officers

        The Company is a wholly owned subsidiary of the Bank. Each director and officer of the Company is also an employee of the Bank except for Michael Ashford and Joan L.K. Barnes. The Company did not pay any form of compensation to its officers or directors for the year ended December 31, 2002. Any compensation paid to the directors and officers of the Company is paid to such individual by the Bank as compensation for all functions performed for the Bank and its subsidiaries. The Company did not set aside or accrue any amount during the year ended December 31, 2002 to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by the Company.

Options to Purchase Securities from Registrant

        See "Background" under Item 4: INFORMATION ON THE COMPANY above. No options, warrants or rights were granted to any individual with respect to the Common Stock or other securities of the Company.

Audit Committee

        The Company does not have an audit committee. As a result, all functions ordinarily performed by an audit committee are performed by the entire Board of Directors. There are no committees of the Board of Directors.

ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Control of the Company

The Company is a wholly owned subsidiary of the Bank. Pursuant to the OSFI Order, the Bank will at all times continue to hold all outstanding shares of Common Stock. The Common Stock is the only outstanding voting security of the Company. The Common Stock is not registered with the United States Securities and Exchange Commission. There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

Interest of Management in Transactions

        On January 29, 2002, June 20, 2002 and December 16, 2002 the Company acquired from the Bank, its direct parent, twenty pools of Mortgage Loans pursuant to twenty Deeds of Sale of Mortgage Loans, dated January 29, 2002, June 20, 2002 and December 16, 2002 between the Bank and the Company. During the fiscal year ended December 31, 2002, there were no other material transactions (completed or proposed) to which the Company and any director or officer of the Company, any relative or spouse thereof or the Bank had any direct or indirect material interest.

ITEM 8:   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        See page F-1 to F-7 hereto.

Legal Proceedings

        The Company is not the subject of any material litigation. The Company is not currently involved in ongoing or pending nor, to the Company’s knowledge, currently threatened with, any material litigation with respect to the Mortgage Loans or the Promissory notes issued by the Company, other than routine litigation arising in the ordinary course of business, most of which is expected to be covered by liability insurance.

Significant changes

        There have been no significant changes since the date of the Financial Statements included in this report.

ITEM 9:   THE OFFER AND LISTING

Nature of Company’s Securities

        See "Background" under Item 4: INFORMATION ON THE COMPANY above. No trading market exists with respect to the securities of the Company. All Common Shares of the Company are held by the Bank.

ITEM 10:   ADDITIONAL INFORMATION

Exchange Controls and other Limitations Affecting Security Holders

        See "Background" under Item 4: INFORMATION ON THE COMPANY above. There are no governmental laws, decrees or regulations in Bermuda or Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to nonresident holders of the Common Stock. Pursuant to the OSFI Order, the Bank will at all times continue to hold all outstanding shares of Common Stock. None of the Company’s Memorandum of Association, Bye-laws or Bermuda law limit the right of nonresident or foreign owners to hold or vote securities.

Taxation

        See “Background” under Item 4: INFORMATION ON THE COMPANY above. United States security holders are not subject to any taxes under existing laws and regulations of Bermuda with respect to the Depositary Shares. No tax treaty exists between the United States and Bermuda.

ITEM 11:   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Any market risk to which the Company would be exposed would result from fluctuations in (a) interest rates related to Mortgage Loans and (b) currency exchange rates related to Promissory notes, each affecting the interest payments made by the Company in respect of the Promissory notes. Since the Promissory notes are significantly overcollateralized by the Mortgage Loans, interest rate fluctuations should not present significant market risk. The Company expects that the interest and principal generated by the Mortgage Loans should enable full payment by the Company of all of its obligations as they come due. Since the Mortgage Loans are guaranteed by a fixed ratio of exchange predetermined on the date of purchase and applicable until the maturity of the Mortgage Loans pursuant to the Mortgage Loan Assignment Agreements, fluctuations in currency exchange rates should not present significant market risk.

ITEM 12:   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

ITEM 13:   DEFAULTS , DIVIDEND ARREARAGES AND DELINQUENCIES

        There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment or with respect to any indebtedness of the Company. There have been no material arrearages in the payment of dividends or any material delinquency with respect to the Common Stock.

ITEM 14:   MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                    PROCEEDS

        There have been no material modifications to any constituent instruments that define the rights of holders of the Common Stock. The rights evidenced by the Common Stock have not been materially limited or qualified.

ITEM 15:   CONTROL AND PROCEDURES

        Based on their evaluations as of a date within 90 days of the filing date of this report, the Company’s President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-14(c) and 15d-14(c) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

        There were no significant change in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16:   [RESERVED]

ITEM 17:   FINANCIAL STATEMENTS

        The Financial Statements contained herein were prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars. There are no material differences between Canadian and United States generally accepted accounting principles. The Financial Statements are contained on pages F-1 through F-7 of this Form 20-F.

ITEM 18:   FINANCIAL STATEMENTS

        Not applicable.

ITEM 19:   EXHIBITS

        The following documents are filed as part of this report:

(a)	The report of auditors and financial statements appearing in Item 18.

(b)

The exhibits required by this item are listed in the Exhibit Index which appears elsewhere in this Form 20-F and is incorporated herein by reference. The Company is not a party to any management contracts or compensation plans or arrangements required to be filed as exhibits to this Form 20-F.

NB FINANCE LTD. Table of Contents

Independent Auditors' report

Statements of income and retained earnings	F-1

Balance sheets	F-2

Statements of cash flows	F-3

Notes to the financial statements	F-4 to F-7

Deloitte & Touche, LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montréal QC H3B 4T9
Canada

Tel.:  (514) 393-7115
Fax:  (514) 390-4111
www.deloitte.ca

Independent Auditors’ report

To the Board of Directors and Shareholder of NB Finance, Ltd. (the”Company”)

We have audited the accompanying balance sheets of NB Finance, Ltd. as of December 31, 2002 and 2001 and the related statements of income and retained earnings and cash flows for the each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Canada.

Montreal, Canada

February 4, 2003

NB FINANCE, LTD.
Statements of income and retained earnings
years ended December 31, 2002, 2001 and 2000
(in U.S. dollars)

	2002	2001	2000

	$	$	$
Revenue
Interest - mortgage loans	39,693,779	38,092,270	35,370,535
Amortization of the premium paid or the
discount received on mortgage loans	3,077,260	2,452,926	(2,192,059)
Interest - bank	614,164	1,417,497	3,194,043

	43,385,203	41,962,693	36,372,519

Expenses
Interest - promissory notes	37,246,933	36,806,319	31,632,389
Professional fees	20,526	19,123	20,494
Other	120	289	125

	37,267,579	36,825,731	31,653,008

Net income	6,117,624	5,136,962	4,719,511
Retained earnings, beginning of year	12,769,184	7,632,222	2,912,711

Retained earnings, end of year	18,886,808	12,769,184	7,632,222

NB FINANCE, LTD.
Balance sheets
as at December 31, 2002 and 2001
(in U.S. dollars)

	2002	2001

	$	$
Assets
Cash and cash equivalents	42,944,854	57,956,820
Mortgage loans (Note 3)	570,106,894	492,440,883
Premium paid on mortgage loans (Note 4)	1,325,143	396,200
Interest receivable	2,178,677	1,928,384
Assets related to derivative financial instruments	17,147,604	27,096,272

	633,703,172	579,818,559

Liabilities
Promissory notes (Note 5)	469,846,279	415,882,966
Due to an affiliated company (Note 6)	6,977,307	12,132,195
Discount received on mortgage loans (Note 4)	5,632,825	6,674,341
Accounts payable	12,395	12,315

	482,468,806	434,701,817

Shareholder's equity
Capital stock (Note 7)	12,000	12,000
Contributed surplus	132,335,558	132,335,558
Retained earnings	18,886,808	12,769,184

	151,234,366	145,116,742

	633,703,172	579,818,559

NB FINANCE, LTD.
Statements of cash flows
years ended December 31, 2002, 2001 and 2000
(in U.S. dollars)

	2002	2001	2000

	$	$	$
Cash flows from operating activities
Net income	6,117,624	5,136,962	4,719,511
Item not affecting cash resources
Amortization of the premium paid or the
discount received on mortgage loans	(3,077,260)	(2,452,926)	2,192,059
Changes in non-cash operating working capital items
Interest receivable	(349,170)	300,546	516,016
Due to an affiliated company	(5,154,888)	6,846,716	(16,771,250)
Accounts payable	80	(2,524)	7,638

	(2,463,614)	9,828,774	(9,336,026)

Cash flows from financing activities
Issue of promissory notes	188,141,611	284,500,923	166,159,779
Reimbursements of promissory notes	(134,178,298)	(248,161,027)	(190,462,919)

	53,963,313	36,339,896	(24,303,140)

Cash flows from investing activities
Increase in mortgage loans	(235,177,014)	(355,626,154)	(207,699,723)
Repayments of mortgage loans	167,722,873	310,201,293	238,062,007
Discount received on mortgage loans	942,476	4,034,286	6,506,919

	(66,511,665)	(41,390,575)	36,869,203

Net increase in cash and cash equivalents	(15,011,966)	4,778,095	3,230,037
Cash and cash equivalents, beginning of year	57,956,820	53,178,725	49,948,688

Cash and cash equivalents, end of year	42,944,854	57,956,820	53,178,725

Additional cash flow information
Interest paid	36,788,492	36,510,568	31,867,082

Cash and cash equivalents comprise cash on hand and temporary investments.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2002 and 2001
(in U.S. dollars)

1.	Incorporation and nature of operations

NB Finance, Ltd. (the “Company”) is a wholly-owned subsidiary of National Bank of Canada and was incorporated in Bermuda on September 3, 1997. The Company’s principal activity is holding mortgage loans.

2.	Summary of significant accounting policies

Financial statements

The financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in U.S. dollars.

Mortgage loans

Mortgage loans are recorded at their principal amounts less allowances for credit losses.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results could differ from the estimates.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end rates of exchange. Revenue and expense items are translated at rates prevailing at the transaction dates. Gains and losses resulting from translation are reflected in the statement of income.

Derivative financial instruments

The Company used cross currency swaps to manage the currency risk exposure of the mortgage loans. The gains and losses resulting from the changes in valuation of these instruments as well as the gains and losses resulting from the changes in valuation of the hedged assets are reflected in the statement of income.

Income taxes

The Company is not subject to any income taxes on the Bermuda income.

Premium paid or discount received on mortgage loans

The premium paid or discount received on mortgage loans is amortized on a straight-line basis on the residual term of mortgage pools.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2002 and 2001
(in U.S. dollars)

3.	Mortgage loans

The Company acquired mortgage loans expressed in Canadian dollars from National Bank of Canada. The mortgage loans are secured by residential first mortgages and insured by the Canada Mortgage and Housing Corporation.

The mortgage loans have maturity dates varying from January 2002 to December 2012. These loans bear interest at rates ranging from approximately 6.44% to 8.38% with a weighted average rate of 7.24% per annum.

Cross currency swaps with the parent company convert the Canadian dollars exposure of the mortgage loans to U.S. dollars. The maturity dates and notional amounts of the cross currency swaps agree with the maturity dates and principal amounts of the mortgage loans.

	2002	2001

	$	$
Mortgage loans, beginning of year	492,440,883	463,198,333
Acquisitions	235,177,014	355,626,154
Principal repayments	(167,722,873)	(310,201,293)
Foreign exchange difference	10,211,870	(16,182,311)

Mortgage loans, end of year	570,106,894	492,440,883

The scheduled principal repayments are as follows:

$
2003	91,426,988
2004	139,132,314
2005	112,998,742
2006	98,810,760
2007	11,361,236
2008	31,781,528
2009	32,511,461
2010	2,344,699
2011	3,572,991
2012	46,166,171

The mortgage loans are insured by the Canada Mortgage and Housing Corporation so that the credit risk is negligible. Moreover, based on the current financial structure, the exposure to interest rate risk is minimal.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2002 and 2001
(in U.S. dollars)

4.	Premium paid or discount received on mortgage loans

The premium paid or discount received is amortized on a straight-line basis on the residual term of mortgages acquired. The amortization amounts to $3,077,260 in 2002 ($2,452,926 in 2001 and ($2,192,059) in 2000).

5.	Promissory notes

The promissory notes are issued to NB Capital Corporation, a wholly-owned subsidiary of the parent company.

	2002	2001

	$	$
Promissory notes, interest rate ranging between 7.31%
and 10.21%, repayable by monthly variable
instalments until December 2012	469,846,279	415,882,966

The scheduled principal repayments for the next five years are as follows:

$
2003	77,022,120
2004	116,085,466
2005	93,881,108
2006	79,119,947
2007	9,267,415
2008	25,695,634
2009	26,672,494
2010	1,895,342
2011	2,888,235
2012	37,318,518

6.	Transactions with an affiliated company

During the year, the Company incurred interest expenses to NB Capital Corporation in an amount of $37,246,933 ($36,806,319 in 2001 and $31,632,389 in 2000).

The amount due to an affiliated company as at December 31, 2002 and 2001 represents interest and principal reimbursements due on the promissory notes to NB Capital Corporation.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2002 and 2001
(in U.S. dollars)

7.	Capital stock

Authorized

12,000 common shares, $1 par value

	2002	2001

	$	$
Issued and fully paid
12,000 common shares	12,000	12,000

8.	Fair values of financial instruments

The fair values of the financial instruments do not differ significantly from their carrying values in the financial statements.

9.	Reconciliation of Canadian and United States generally accepted accounting principles

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada. There are no material differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NB FINANCE, LTD. By: /s/ Martin Ouellet Name: Martin Ouellet Title: President

Dated: June 23, 2003

CERTIFICATIONS

       I, Martin Ouellet, certify that:

       1.      I have reviewed this annual report on Form 20-F of NB Finance, Ltd.;

       2.      Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

       3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

       4.      The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.        The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

        6.      The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      Date: June 23, 2003

/s/ Martin Ouellet Martin Ouellet Principal Executive Officer

       I, Jean Dagenais, certify that:

        1.     I have reviewed this annual report on Form 20-F of NB Finance, Ltd.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.      Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.      The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.      The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

        6.      The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003

/s/ Jean Dagenais Jean Dagenais Principal Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

10.3	Loan Agreement dated as of September 3, 1997 between NB Finance, Ltd. and NB Capital Corporation*

10.5	Deed of Sale of Mortgage Loans dated September 3, 1997 between National Bank of Canada and NB Finance, Ltd.*

10.6	Mortgage Loan Assignment Agreement dated September 3, 1997 among National Bank of Canada, NB Capital Corporation and NB Finance, Ltd.*

10.7	Promissory Notes representing the sixteen hypothecation loans executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.10	Loan Agreement dated as of December 4, 1998 between NB Finance, Ltd. and NB Capital Corporation*

10.12	Deed of Sale of Mortgage Loans dated December 4, 1998 between National Bank of Canada and NB Finance, Ltd.*

10.13(i)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.13(ii)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

Exhibit Number	Description

10.14(i)	Promissory Note representing $25,836,597.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.14(ii)	Promissory Note representing $29,880,126.51 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.15	Mortgage Loan Assignment Agreement dated as of September 7, 1999 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.16	Promissory Note representing $85,989,203.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.17	Mortgage Loan Assignment Agreement dated as of April 14, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.18	Promissory Note representing $98,836,341.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.19	Mortgage Loan Assignment Agreement dated as of September 28, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.20	Promissory Note representing $67,323,437.74 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.21	Mortgage Loan Assignment Agreement dated as of January 30, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.22	Promissory Note representing $107,179,964.89 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

Exhibit Number	Description

10.23	Mortgage Loan Assignment Agreement dated as of June 12, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.24	Promissory Note representing $121,357,226.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.25	Mortgage Loan Assignment Agreement dated as of September 24, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.26	Promissory Note representing $55,963,732.07 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.27	Mortgage Loan Assignment Agreements dated as of January 25, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada**

10.28	Promissory Notes representing $71,866,079.87 executed by NB Finance, Ltd. in favor of NB Capital Corporation**

10.29	Mortgage Loan Assignment Agreements dated as of June 20, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada**

10.30	Promissory Notes representing $64,221,362.98 executed by NB Finance, Ltd. in favor of NB Capital Corporation**

10.31	Mortgage Loan Assignment Agreements dated as of December 16, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada**

10.32	Promissory Notes representing $52,054,168.88 executed by NB Finance, Ltd. in favor of NB Capital Corporation**

Exhibit Number	Description

99.1	Written Statement of Chairman and President Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

99.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

*      As previously filed.
**   As filed herewith.