Form 20-F
period 2003-12-31
NB FINANCE LTD
filed 2004-06-30
CIK 1056861

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                    FORM 20-F

[_] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

[X] Annual Report pursuant to Section 13 or 15(d) or of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

[_] Transition Report pursuant to Section 13 or 15(d) or of the Securities Exchange Act of 1934 for the transition period from _______________ to
     ---------------.


                        Commission file number 333-49153.


                                NB FINANCE, LTD.
             (Exact name of Registrant as specified in its charter)


                                NB FINANCE, LTD.
                 (Translation of Registrant's name into English)


                                     Bermuda
                 (Jurisdiction of incorporation or organization)

                                 Clarendon House
                                 2 Church Street
                                 Hamilton HM 11
                                     Bermuda
                   (Addresses of principal executive offices)


       Securities registered or to be registered pursuant to Section 12(b)
                                of the Act: None

       Securities registered or to be registered pursuant to Section 12(g)
                                of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None


Indicate the number of outstanding shares of each of the issuers' classes of capital or common stock as of the close of the period covered by the annual report:

            12,000 shares of common stock, par value $1.00 per share

                               ------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing
requirements for the past 90 days:     Yes [X]      No [_]

Indicate by check mark which financial statement item the registrant has elected
to follow: Item 17 [X]       Item 18 [_]

     FORWARD-LOOKING STATEMENTS

     From time to time, NB Finance, Ltd (the "Company" or "NB Finance") makes written and oral forward-looking statements, included in this Form 20-F report for filling with the U.S Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", and words and expressions of similar import.

     By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Company's control, which include, but are not limited to, changes in North American and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Company operates, technological changes, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Company's anticipation of and success in managing the risks implied by the foregoing.

     The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who intend to rely on the Company's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company therefore cautions readers not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company.

                                     PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.


ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.


ITEM 3: KEY INFORMATION

Selected Financial Data


                                         Year Ended       Year Ended       Year Ended        Year Ended       Year Ended
                                        December 31,     December 31,     December 31,      December 31,     December 31,
                                            2003             2002             2001              2000             1999
Statement of Income Data:
Operating revenues..............        $44,484,134      $43,385,203      $41,962,693       $36,372,519       $36,578,735

                                         $6,915,778       $6,117,624       $5,136,962        $4,719,511        $1,596,416
Income from Continuing Operations
                                         $6,915,778       $6,117,624       $5,136,962        $4,719,511        $1,596,416
Net income......................

Income from Continuing Operations           $576.32          $509.80          $428.08           $393.29           $133.03
per Common Share................

Balance Sheet Data:
                                       $700,113,693     $635,586,789     $579,818,559      $530,118,904      $561,215,191
Total assets....................
                                       $541,963,549     $484,352,423     $434,701,817      $390,139,124      $425,954,922
Total liabilities...............
                                       $158,150,144     $151,234,366     $145,116,742      $139,979,780      $135,260,269
Shareholder's Equity............            $12,000          $12,000          $12,000           $12,000           $12,000
Capital Stock...................             12,000           12,000           12,000            12,000            12,000
Number of Shares................
Cash Dividends Declared per Common              N/A              N/A              N/A               N/A               N/A
Share...........................

Exchange Rate

     References to $ are to United States dollars; references to C$ are to Canadian dollars. As of December 31, 2003, the Canadian dollar exchange rate was C$1.2965 = $1.00 and certain amounts stated herein reflect such exchange rate. The exchange rates were obtained from the Bank of Canada. All financial statements are denominated in United States dollars.



         High     Low

         July 2003                      1.4163   1.3354
         August 2003                    1.4072   1.3795
         September 2003                 1.3918   1.3470
         October 2003                   1.3451   1.3040
         November 2003                  1.3385   1.2991
         December 2003                  1.3373   1.2943


         Year Average

         December 1998                  1.48310319
         December 1999                  1.48584024
         December 2000                  1.48520240
         December 2001                  1.54841633
         December 2002                  1.57035976
         December 2003                  1.40146175


Risk Factors

     There are no risk factors relevant to the Company other than those associated with managing Mortgage Loans insured by Canada Mortgage and Housing Corporation, an agency of the Government of Canada ("CMHC").

ITEM 4: INFORMATION ON THE COMPANY

Background

     NB Finance, Ltd. is a wholly owned subsidiary of National Bank of Canada (the "Bank"). There are no securities of the Company currently registered or expected to be registered pursuant to the Securities Act of 1933, as amended, or traded publicly on any exchange. The Bank owns and, pursuant to the OSFI Order (as defined below), will continue to own, all 12,000 issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of the Company. The Common Stock is the only outstanding class of securities of the Company. The Company has issued no other securities.

General

     The Company was incorporated on September 3, 1997 under the Bermuda Companies Act 1981. The Company does not have any subsidiaries. The Company's business objective is to acquire residential first mortgages insured by CMHC, that are secured by real property located in Canada and to issue obligations secured by such real property (the "Promissory notes") and other similar obligations to NB Capital Corporation ("NB Capital"). The Promissory notes currently consist of sixty-one hypothecation loans issued to NB Capital by the Company that have recourse only to the Mortgage Loans. Hypothecation loans are loans secured by the pledge of mortgages as security therefor. The Mortgage Loans consist of sixty-one pools of, at December 31, 2003, an aggregate of 15,246 CMHC-insured residential first mortgages. Pursuant to an order (the "OSFI Order"), dated September 2, 1997, of the Office of the Superintendent of Financial Institutions Canada, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto.

     As of December 31, 2003, the Company has issued Promissory notes to NB Capital in the aggregate principal amount of approximately $448 million. The proceeds from the issuance of the Promissory notes, in addition to a capital contribution from the Bank, have been used to acquire the Mortgage Loans from the Bank for approximately C$822 million ($634 million). Accordingly, as of December 31, 2003, the Promissory notes were overcollateralized by $186 million. The Company has acquired all or substantially all of such Mortgage Loans from the Bank and/or affiliates of the Bank on terms comparable to those that could be obtained by the Company if such Mortgage Loans were purchased from unrelated parties. As of the date of this Form 20-F, the Company has not entered into any agreements with any third parties with respect to the purchase of Mortgage Loans.

     The Company and NB Capital have entered into separate Mortgage Loan Assignment Agreements (together, the "Mortgage Loan Assignment Agreements") (See
Item 19, Exhibits 10.3 to 10.36) pursuant to which the Company assigned its entire right, title and interest in, to and under the Mortgage Loans to NB Capital and permitted NB Capital to administer, perform and enforce the Mortgage Loans. Accordingly, no interest or principal payments with respect to the Mortgage Loans are made directly to the Company. Pursuant to a Servicing Agreement, dated September 3, 1997, between the Company and the Bank (the "Servicing Agreement"), the Mortgage Loans are serviced by the Bank. Pursuant to the Assignment of Servicing Agreement, dated September 3, 1997, between the Company, NB Capital and the Bank, the Company has assigned to NB Capital all of its right, title and interest in the Servicing Agreement.

         For information regarding the Company's revenue and operating profit, see the Company's financial statements, beginning on page F-1.

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

     As a CMHC-approved lender, the Bank has access to the Canadian National Housing Act mortgage insurance program. All of the Mortgage Loans are insured by CMHC pursuant to that program. The bulk of those loans were insured at origination. Whether a loan is insured at origination or through the CMHC portfolio insurance program, the insurance is valid until the expiration of the loan.

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

     The Mortgage Loans provide for limited prepayment rights. For example, typically up to 10% of the original principal amount of a Mortgage Loan may be prepaid once annually without penalty. Moreover, a Mortgage Loan may also be prepaid without penalty if the mortgaged property is sold and the mortgagor enters into a new mortgage with the same terms and conditions as the Mortgage Loan. In most other circumstances, prepayments or renegotiations of either the interest rate or the term of a Mortgage Loan will be subjected to prepayment penalties. During the first three years following the most recent interest adjustment date, such penalties are a resultant of a yield maintenance clause. After three years, such penalties will be limited to three months of interest.

Description of the Promissory notes

     The Promissory notes issued by the Company to NB Capital are comprised of sixty-one hypothecation loans. As of December 31, 2003, the principal amount of the Promissory notes was approximately $448 million. Each of the sixty-one hypothecation loans comprising the Promissory notes issued by the Company is secured by a pool of Mortgage Loans. As of December 31, 2003, there were 15,246 Mortgage Loans in an aggregate amount of approximately C$822 million ($634 million). The value of each pool of Mortgage Loans comprising the Mortgage Loans exceeds the principal amount of the hypothecation loan that it secures. Accordingly, the Mortgage Assets issued by the Company are overcollateralized by the Mortgage Loans. The aggregate amount of such overcollateralization is, as of December 31, 2003, approximately $186 million. NB Capital acquired the Promissory notes issued by the Company pursuant to the terms of certain loan agreements.

     Each Promissory note issued by the Company is recourse only to the Mortgage Loans securing such Promissory note. Each pool of Mortgage Loans is comprised of entirely CMHC-insured residential first mortgages. Each Promissory notes issued by the Company is further secured by the residential real properties underlying such CMHC-insured residential first mortgages. Such residential real properties are located primarily in Quebec, Ontario and New Brunswick. Since the Mortgage Loans are insured, the Company expects little or no loss of principal or interest. However, CMHC insurance does not guarantee timely payment of interest and principal. The Promissory notes have maturities ranging from January, 2004 to December, 2012. The Promissory notes pay interest at rates ranging from 5.49% to 10.21%, with an average rate of approximately 8.31% per annum.

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


ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

     The Company's sole business purpose is to acquire Mortgage Loans and to issue the Promissory notes, and other similar obligations, to NB Capital. Pursuant to the OSFI Order, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of the Mortgage Loans and activities incidental thereto.

Operating Results

     Income from continuing operations for the year ended December 31, 2003 increased by $798,154 or 13.05% over the year ended December 31, 2002 which increased by $980,662 or 19.09% over the prior year ended December 31, 2001. Operating revenues for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001 were $44,484,134, $43,385,203 and
$41,962,693, respectively.

     Ninety-four percent of revenues were derived from the Mortgage Loans. The Promissory notes issued by the Company are collateralized by the Mortgage Loans that consist of sixty-one pools of CMHC-insured residential first mortgages and which are secured by real property located in Canada. The balance of the revenues resulted from cash and cash equivalent assets.

     Expenses for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001 totaled $37,568,356, $37,267,579 and
$36,825,731,  respectively,  of which $37,529,935,  $37,246,933 and $36,806,319, respectively, represent interest on Promissory notes.

     During the year ended December 31, 2003, no dividend was authorized on the Company's Common Stock.

Liquidity and Capital Resources

     The Company's revenues are derived from its Mortgage Loans. The Company's principal short-term liquidity needs are, with respect to the Promissory notes, to pay principal when due (maturity dates range between January, 2004 to December, 2012) and monthly interest payments. Pursuant to the OSFI Order, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto.

     As of December 31, 2003, approximately $448 million of Promissory notes issued by the Company were overcollateralized by the approximately C$822 million ($634 million) of Mortgage Loans. The Company believes that the amounts generated from the payment of interest and principal on such Mortgage Loans will provide more than sufficient funds to make full payments with respect to the Promissory notes issued by the Company and sufficient funds to meet its operating expenses. Pursuant to the Mortgage Loan Assignment Agreements, all payments made in respect of the Mortgage Loans are made to NB Capital (through the Bank as servicer under the Servicing Agreement). Any such amount in excess of the amount due and payable on the Promissory notes is remitted to the Company and used to fund the acquisition of additional Mortgage Loans.

     The Company does not require any capital resources for its operations and, therefore, it is not expected to acquire any capital assets in the foreseeable future.

Critical Accounting Policies

     In December 2001, the Securities and Exchange Commission requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the Company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe, based on our current business, that there are no critical accounting policies in connection with the preparation of the financial statements of NB Finance, Ltd.

Off-Balance Sheet Arrangements

     Note 8 to the financial statements included in this form 20-F on pages F-1 through F-8 discuss the Company's off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

     The promissory notes are issued to NB Capital Corporation, a wholly-owned subsidiary of the Bank.

                                       Payments due by period
     -------------------------------------------------------------------------------------------
                                             Less                                      More
                                             than 1         1-3            3-5         than 5
                               Total         years         years          years        years
     Promissory notes       448,333,456   87,511,017    221,375,150    48,012,125   91,435,164
     -------------------------------------------------------------------------------------------

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


Directors and Executive Officers

     The Board of Directors of the Company consists of the individuals set forth below. The Company currently has five executive officers, four officers and no employees. The Company does not anticipate that it will require any employees.

     The following persons are the directors of the Company to serve until the next general annual meeting:

     Name                   Age     Position and Offices Held    Director Since
     ----                   ---    --------------------------    -------------
     Donna Goral.......     46     Director, Vice-President      May 2001
     Martin Ouellet....     50     Director, President           November 1997
     Monique Baillergeau    45     Director                      May 2003
     Serge Lacroix.....     46     Director                      July 2002


     The only other executive officer of the Company is Jean Dagenais (Chief Financial Officer). Joan L.K. Barnes (Secretary), Michael Ashford (Assistant Secretary), Sophie Clermont (Assistant Secretary) and Vanessa Fontana (Assistant Secretary) are officers of the Company.

     Donna Goral is a director of NB Capital Corporation and has also been Vice-President - Taxation, USA Operations for the Bank since 1992. Ms. Goral's tax experience also includes positions with KPMG Peat Marwick and Ernst & Whinney. She is a member of the American Institute of Public Accountants, the New York State Society of CPAs and the Institute of International Bankers.

     Serge Lacroix has been Chairman of the Board and President of NB Capital Corporation since July 2002 and director of NB Finance, Ltd. since July 2002. He has been with the Bank since 1998 in various positions, most recently as Managing Director and Senior Vice-President of the New York Branch. Prior to that, he was General Manager, President and CEO of NBC Financial (UK) Ltd. Prior to that, he was Senior Vice-President at National Bank Financial between 1993 and 1998. He held various positions at Wood Gundy in London England, Montreal and Vancouver from 1982 to 1993. Prior to that, he was a trader at Nesbitt Thompson Inc. and he started his career in 1976 as a foreign exchange trader with Banque Canadienne Nationale.

     Monique Baillergeau was appointed Director of NB Capital Corporation and NB Finance, Ltd. in May 2003. She has been with the Bank's New York branch since February 1986. In 1998, she was assigned to manage the Operations of the London England Branch for 5 years. She accepted the position of Vice President in charge of Operations and Administration in New York in May of 2003.

     Jean Dagenais joined the Bank in 1990 as Manager and Chief Accountant. In 1997, he was promoted to vice-president and chief accountant. He began his career in 1980 as external auditor with a major international accounting firm. From 1985 to 1990, he held various positions in accounting and financial reporting with large corporations. He studied at the University of Sherbrooke, where he obtained a Bachelor in Administration.

     Martin Ouellet has been an employee of the Bank since 1980. He has held different positions within the Treasury and Financial Markets division of the Bank. Recently, he has acted as the Vice-President and Treasurer, responsible for Asset and Liability Management, funding and liquidity management. He is a Director and the President of NB Finance, Ltd.

Compensation of Directors and Officers

     The Company is a wholly owned subsidiary of the Bank. Each director and officer of the Company is also an employee of the Bank except for Michael Ashford and Joan L.K. Barnes. The Company did not pay any form of compensation to its officers or directors for the year ended December 31, 2003. Any compensation paid to the directors and officers of the Company is paid to such individual by the Bank as compensation for all functions performed for the Bank and its subsidiaries. The Company did not set aside or accrue any amount during the year ended December 31, 2003 to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by the Company.

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

Related Party Transactions

     On May 27, 2003 and October 21, 2003, the Company acquired from the Bank, its direct parent, thirteen pools of Mortgage Loans pursuant to thirteen Deeds of Sale of Mortgage Loans, dated May 27, 2003 and October 21, 2003, between the Bank and the Company. During the fiscal year ended December 31, 2003, there were no other material transactions (completed or proposed) to which the Company and any director or officer of the Company, any relative or spouse thereof or the Bank had any direct or indirect material interest.

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

     On January 30, 2001, June 12, 2001 and September 6, 2001 the Company acquired from the Bank, its direct parent, twenty-two pools of Mortgage Loans pursuant to twenty Deeds of Sale of Mortgage Loans, January 30, 2001, June 12, 2001 and September 24, 2001 between the Bank and the Company. During the fiscal year ended December 31, 2002, there were no other material transactions (completed or proposed) to which the Company and any director or officer of the Company, any relative or spouse thereof or the Bank had any direct or indirect material interest.


ITEM 8:  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See page F-1 to F-8 hereto.

Legal Proceedings

     The Company is not the subject of any material litigation. The Company is not currently involved in nor, to the Company's knowledge, currently threatened with any material litigation other than routine litigation arising in the ordinary course of business, most of which is expected to be covered by liability insurance.

Significant changes

     There have been no significant changes since the date of the Financial Statements included in this report.


ITEM 9:  THE OFFER AND LISTING

Nature of Company's Securities

     See "Background" under Item 4: INFORMATION ON THE COMPANY above. No trading market exists with respect to the securities of the Company. All Common Shares of the Company are held by the Bank.


ITEM 10:  ADDITIONAL INFORMATION

Exchange Controls and other Limitations Affecting Security Holders

     See "Background" under Item 4: INFORMATION ON THE COMPANY above. There are no governmental laws, decrees or regulations in Bermuda or Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to nonresident holders of the Common Stock. Pursuant to the OSFI Order, the Bank will at all times continue to hold all outstanding shares of Common Stock. None of the Company's Memorandum of Association, Bye-laws or Bermuda law limit the right of nonresident or foreign owners to hold or vote securities.

Taxation

     See "Background" under Item 4: INFORMATION ON THE COMPANY above. United States security holders are not subject to any taxes under existing laws and regulations of Bermuda with respect to the Depositary Shares. No tax treaty exists between the United States and Bermuda.

Share Capital

     See "other financial information" contained in Item 8.


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


ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.


                                     PART II


ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment or with respect to any indebtedness of the Company. There have been no material arrearages in the payment of dividends or any material delinquency with respect to the Common Stock.


ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     There have been no material modifications to any constituent instruments that define the rights of holders of the Common Stock. The rights evidenced by the Common Stock have not been materially limited or qualified.


ITEM 15: CONTROLS AND PROCEDURES

     Based on their evaluation as of the end of the period covered by this report, the Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

     The Company does not have an audit committee. The entire board of directors performs all functions ordinarily performed by an audit committee. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 16A of Form 20-F and determined that each of Donna Goral, Monique Baillergau, Serge Lacroix and Martin Ouellet satisfies the criteria for an audit committee financial expert under the Securities Exchange Act of 1934. The Commission has indicated that the designation of Ms. Goral, Ms. Baillergau, Mr. Lacroix and Mr. Ouellet as audit committee financial experts does not make such persons an "expert" for any purpose, impose any duties, obligations or liability on such persons that are greater than those imposed on members of the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the board of directors.


ITEM 16B: CODE OF ETHICS

     On December 23, 2003, the Company adopted a Code of Conduct and Ethics (which is an exhibit to this Form 20-F Report) that applies to all of the Company's directors, officers and employees (as defined in the Code of Conduct and Ethics). No amendments to the provisions of the Code have been made nor any waivers have been granted by the Company since its adoption.


ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

     Deloitte & Touche LLP's aggregate fees billed for professional services rendered for the audit of our annual financial statements for the 2003 fiscal year were C$24,000 ($15,000) compared to C$24,000 ($17,877) for 2002. The engagement of Deloitte & Touche LLP for the 2003 fiscal year and the scope of audit were pre-approved by our board of directors.


Audit-Related Fees

     There were no audit-related fees for the fiscal years 2003 or 2002.

Tax Fees

     There were no tax fees for the fiscal years 2003 or 2002.

     The Company's board of directors pre-approves the services - both permitted audit services and permitted non-audit services - of the external auditor before the external auditor is engaged by the Company to render such permitted audit services or permitted non-audit services. The board of directors evidences its pre-approval by resolution of the board of directors.

ITEM 17:  FINANCIAL STATEMENTS

     The Financial Statements contained herein were prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars. There are no material differences between Canadian and United States generally accepted accounting principles. The Financial Statements are contained on pages F-1 through F-8 of this Form 20-F.

NB FINANCE, LTD.
Table of contents
--------------------------------------------------------------------------------



Independent Auditors' report..................................................


Statements of income and retained earnings...................................F-1


Balance sheets...............................................................F-2


Statements of cash flows.....................................................F-3


Notes to the financial statements.....................................F-4 to F-8

                                                        Deloitte & Touche LLP
                                                        1 Place Ville Marie
                                                        Suite 3000
                                                        Montreal QC  H3B 4T9
                                                        Canada

                                                        Tel: (514) 393-7115
                                                        Fax: (514) 390-4111
                                                        www.deloitte.ca



Independent Auditors' report


To the Board of Directors and Shareholder of NB Finance, Ltd. (the "Company")

We have audited the accompanying balance sheets of NB Finance, Ltd. as of December 31, 2003 and 2002 and the related statements of income and retained earnings and cash flows for the each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Canada.





/s/ Deloitte & Touche LLP
Montreal, Canada

April 23, 2004

NB FINANCE, LTD.
Statements of income and retained earnings
years ended December 31, 2003, 2002 and 2001
(in U.S. dollars)
-------------------------------------------------------------------------------------------------------------------
                                                                2003                 2002               2001
-------------------------------------------------------------------------------------------------------------------
                                                                  $                    $                  $
Revenue
    Interest - mortgage loans                                 41,734,223          39,693,779         38,092,270
    Amortization of the premium paid or the
        discount received on mortgage loans                    2,349,020           3,077,260          2,452,926
    Interest - bank                                              400,891             614,164          1,417,497
-------------------------------------------------------------------------------------------------------------------
                                                              44,484,134          43,385,203         41,962,693
-------------------------------------------------------------------------------------------------------------------
Expenses
    Interest - promissory notes                               37,529,935          37,246,933         36,806,319
    Professional fees                                             36,536              20,526             19,123
    Other                                                          1,885                 120                289
-------------------------------------------------------------------------------------------------------------------
                                                              37,568,356          37,267,579         36,825,731
-------------------------------------------------------------------------------------------------------------------
Net income                                                     6,915,778           6,117,624          5,136,962

Retained earnings, beginning of year                          18,886,808          12,769,184          7,632,222
-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                25,802,586          18,886,808         12,769,184
-------------------------------------------------------------------------------------------------------------------

NB FINANCE, LTD.
Balance sheets
as at December 31, 2003 and 2002
(in U.S. dollars)
-------------------------------------------------------------------------------------------------------------------
                                                                            2003                        2002
-------------------------------------------------------------------------------------------------------------------
                                                                              $                           $
Assets
  Cash and cash equivalents                                               59,728,787                  42,944,854
Mortgage loans (Note 3)                                                  633,914,616                 570,106,894
  Premium paid on mortgage loans (Note 4)                                  3,589,916                   1,325,143
  Interest receivable                                                      2,349,090                   2,178,677
  Assets related to derivative financial instruments                         531,284                  19,031,221
-------------------------------------------------------------------------------------------------------------------
                                                                         700,113,693                 635,586,789
-------------------------------------------------------------------------------------------------------------------

Liabilities
  Promissory notes (Note 5)                                              448,333,456                 469,846,279
  Due to an affiliated company (Note 6)                                   11,111,916                   6,977,307
  Due to the parent company                                                3,117,446                           -
  Discount received on mortgage loans (Note 4)                             3,602,692                   5,632,825
  Liabilities related to derivative financial instruments                 75,776,485                   1,883,617
  Accounts payable                                                            21,554                      12,395
-------------------------------------------------------------------------------------------------------------------
                                                                         541,963,549                 484,352,423
-------------------------------------------------------------------------------------------------------------------
Shareholder's equity
  Capital stock (Note 7)                                                      12,000                      12,000
  Contributed surplus                                                    132,335,558                 132,335,558
  Retained earnings                                                       25,802,586                  18,886,808
-------------------------------------------------------------------------------------------------------------------
                                                                         158,150,144                 151,234,366
-------------------------------------------------------------------------------------------------------------------
                                                                         700,113,693                  635,586,789
-------------------------------------------------------------------------------------------------------------------

NB FINANCE, LTD.
Statements of cash flows
years ended December 31, 2003, 2002 and 2001
(in U.S. dollars)
-------------------------------------------------------------------------------------------------------------------
                                                                  2003               2002                2001
-------------------------------------------------------------------------------------------------------------------
                                                                    $                  $                  $

Cash flows from operating activities
   Net income                                                   6,915,777           6,117,624          5,136,962
   Item not affecting cash resources
      Amortization of the premium paid or the
           discount received on mortgage loans                 (2,349,020)         (3,077,260)        (2,452,926)

   Changes in non-cash operating working capital items
      Financial derivative assets and liabilities               2,125,573            (140,009)                 -
     Interest receivable                                         (170,413)           (209,161)           300,546
      Due to an affiliated company                              4,134,609          (5,154,888)         6,846,716
      Accounts payable                                              9,159                  80             (2,524)
         Due to a parent company                                3,117,446                   -                  -
-------------------------------------------------------------------------------------------------------------------
                                                               13,783,131          (2,463,614)         9,828,774
-------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
    Issue of promissory notes                                 176,972,855         188,141,611        284,500,923
    Reimbursements of promissory notes                       (198,485,678)       (134,178,298)      (248,161,027)
-------------------------------------------------------------------------------------------------------------------
                                                              (21,512,823)         53,963,313         36,339,896
-------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
    Increase in mortgage loans                               (221,216,070)       (235,177,014)      (355,626,154)
    Repayments of mortgage loans                              248,107,099         167,722,873        310,201,293
    Discount (Premium) on mortgage loans                       (2,377,404)            942,476          4,034,286
-------------------------------------------------------------------------------------------------------------------
                                                               24,513,625         (66,511,665)       (41,390,575)
-------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                       16,783,933        (15,011,966)         4,778,095

Cash and cash equivalents, beginning of year                     42,944,854        57,956,820         53,178,725
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                           59,728,787        42,944,854         57,956,820
-------------------------------------------------------------------------------------------------------------------
Additional cash flow information
    Interest paid                                                37,755,484        36,788,492         36,510,568


Cash and cash equivalents comprise cash on hand and temporary investments.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2003 and 2002
(in U.S. dollars)
--------------------------------------------------------------------------------

1.   Incorporation and nature of operations

     NB Finance, Ltd. (the "Company") is a wholly-owned subsidiary of National Bank of Canada and was incorporated in Bermuda on September 3, 1997. The Company's principal activity is holding mortgage loans.

2.   Summary of significant accounting policies Financial statements

     The financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in U.S. dollars.

     Mortgage loans

     Mortgage loans are recorded at their principal amounts less allowances for credit losses.

     Estimates

     The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results could differ from the estimates.

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

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2003 and 2002
(in U.S. dollars)
--------------------------------------------------------------------------------


3.   Mortgage loans

     The Company acquired mortgage loans expressed in Canadian dollars from National Bank of Canada. The mortgage loans are secured by residential first mortgages and insured by the Canada Mortgage and Housing Corporation.

     The mortgage loans have maturity dates varying from January 2004 to December 2012. These loans bear interest at rates ranging from approximately 5.65% to 8.38% with a weighted average rate of 7.14% per annum.

     Cross currency swaps with the parent company convert the Canadian dollars exposure of the mortgage loans to U.S. dollars. The maturity dates and notional amounts of the cross currency swaps agree with the maturity dates and principal amounts of the mortgage loans.

                                                                  2003                  2002
                                                           ----------------------------------------
                                                                    $                     $
        Mortgage loans, beginning of year                      570,106,894            492,440,883
        Acquisitions                                           221,216,070            235,177,014
        Principal repayments                                  (248,107,099)          (167,722,873)
        Foreign exchange difference                             90,698,751             10,211,870
        -------------------------------------------------------------------------------------------
        Mortgage loans, end of year                            633,914,616            570,106,894
        -------------------------------------------------------------------------------------------

     The scheduled principal repayments are as follows:

                                 $
                  2004           126,540,195
                  2005           101,346,035
                  2006           194,469,187
                  2007            14,295,670
                  2008            32,585,157
                  2009            37,500,179
                  2010            45,766,273
                  2011            30,258,747
                  2012            51,153,007

     The mortgage loans are insured by the Canada Mortgage and Housing Corporation so that the credit risk is negligible. Moreover, based on the current financial structure, the exposure to interest rate risk is minimal.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2003 and 2002
(in U.S. dollars)
--------------------------------------------------------------------------------


4.   Premium paid or discount received on mortgage loans

     The premium paid or discount received is amortized on a straight-line basis on the residual term of mortgages acquired. The amortization amounts to $2,349,020 in 2003 ($3,077,260 in 2002 and $2,452,926 in 2001).

5.   Promissory notes

     The promissory notes are issued to NB Capital Corporation, a wholly-owned subsidiary of the parent company.

                                                                        2003          2002
                                                                    ----------------------------
                                                                          $             $
        Promissory notes, interest rate ranging between 5.49%
           and 10.21%, repayable by monthly variable
           instalments until December 2012                           448,333,456    469,846,279
        ----------------------------------------------------------------------------------------

     The scheduled principal repayments for the next nine years are as follows:

                                $
                  2004         87,511,017
                  2005         70,219,702
                  2006        141,228,851
                  2007          9,926,597
                  2008         22,050,106
                  2009         25,962,019
                  2010         34,474,357
                  2011         22,905,432
                  2012         34,055,375


6.   Transactions with an affiliated company

     During the year,  the  Company  incurred  interest  expenses  to NB Capital
     Corporation  in  an  amount  of  $37,529,935   ($37,246,933   in  2002  and
     $36,806,319 in 2001).

     The amount due to an affiliated company as at December 31, 2003 and 2002 represents interest and principal reimbursements due on the promissory notes to NB Capital Corporation.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2003 and 2002
(in U.S. dollars)
--------------------------------------------------------------------------------


7.   Capital stock

     Authorized
          12,000 common shares, $1 par value

                                                      2003          2002
                                                  ---------------------------
                                                        $             $
     Issued and fully paid
          12,000 common shares                       12,000         12,000
     ------------------------------------------------------------------------


8.   Fair values of financial instruments

     The following table presents the fair value of balance sheet financial instruments, except for instruments whose fair value is estimated to be equal to their carrying value. This fair value is determined using the valuation methods and assumptions described below.

     Fair value represents the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties. The fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

        ------------------------------------------------------------------------
                                             Carrying Value         Fair Value
        ------------------------------------------------------------------------

                                                  $                    $
        Assets
        Mortgages                             633,914,616           648,946,000
        Liabilities
        Prommisory Notes                      448,333,456           478,098,583
        Financial Instruments
        Currency Swaps                        569,813,229           573,780,023
        ------------------------------------------------------------------------


     The following table presents the notional amount of the currency swap contracts according to their maturity date

        ---------------------------------------------
         Maturity Date                Carrying Value
        ---------------------------------------------
                                                 $
             2004                         5,240,033
             2005                        32,698,017
             2006                       162,918,753
             2009                       104,533,474
             2011                       130,466,137
             2012                       133,956,815
            Total                       569,813,229
        ---------------------------------------------

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2003 and 2002
(in U.S. dollars)
--------------------------------------------------------------------------------


9. Reconciliation of Canadian and United States generally accepted accounting principles

     The financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada. There are no material differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America.

     Under Canadian GAAP, unrealized gains and losses on cross currency swaps contracts are included in earnings when the revenue is recognized. With the adoption of SFAS 133 and 138, the Company has not designated the contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings.

                                                        2003
                                                        ----
                                                          $

        Net income per Canadian GAAP                 6,915,778
          Losses on derivative activities          (10,776,281)
                                                 -----------------
        Net loss per U.S. GAAP                      (3,860,503)

ITEM 19: EXHIBITS

     The following documents are filed as part of this report:

      Exhibit
      Number        Description
      ------        -----------
       10.3         Loan  Agreement  dated as of  September  3, 1997  between NB
                    Finance, Ltd. and NB Capital Corporation*

       10.5 Deed of Sale of Mortgage Loans dated September 3, 1997 between National Bank of Canada and NB Finance, Ltd.*

       10.6 Mortgage Loan Assignment Agreement dated September 3, 1997 among National Bank of Canada, NB Capital Corporation and NB Finance, Ltd.*

       10.7 Promissory Notes representing the sixteen hypothecation loans executed by NB Finance, Ltd. in favor of NB Capital Corporation*

       10.10 Loan Agreement dated as of December4, 1998 between NB Finance, Ltd. and NB Capital Corporation*

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

       10.13(ii)    Mortgage Loan  Assignment  Agreement dated as of December 4,
                    1998 among NB  Finance,  Ltd.,  NB Capital  Corporation  and
                    National Bank of Canada*

       10.14(i) Promissory Note representing $25,836,597.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

       10.14(ii)    Promissory Note representing  $29,880,126.51  executed by NB
                    Finance, Ltd. in favor of NB Capital Corporation*

       10.15 Mortgage Loan Assignment Agreement dated as of September 7, 1999 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

       10.16 Promissory Note representing $85,989,203.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

      Exhibit
      Number        Description
      ------        -----------
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

       10.23 Mortgage Loan Assignment Agreement dated as of June 12, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

       10.24 Promissory Note representing $121,357,226.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

       10.25 Mortgage Loan Assignment Agreement dated as of September 24, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

       10.26 Promissory Note representing $55,963,732.07 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

       10.27 Mortgage Loan Assignment Agreement dated as of January 29, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

       10.28 Promissory Note representing $71,866,079.87 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

       10.29 Mortgage Loan Assignment Agreement dated as of June 20, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

       10.30 Promissory Note representing $64,221,362.98 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

       10.31 Mortgage Loan Assignment Agreement dated as of December 16, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

       10.32 Promissory Note representing $52,054,168.88 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

       10.33 Promissory Notes representing $70,420,135.45 executed by NB Finance, Ltd. in favor of NB Capital Corporation**

      Exhibit
      Number        Description
      ------        -----------

      10.34 Mortgage Loan Assignment Agreement dated as of May 27, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada**

      10.35 Promissory Notes representing $106,552,720.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation**

      10.36 Mortgage Loan Assignment Agreement dated as of October 21, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada**

      99.1          NB Finance, Ltd. Code of Conduct and Ethics **

      99.2 President's certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

      99.3 Chief Financial Officer's certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

      99.4          Written  Statement  of Chairman  and  President  Pursuant to
                    Section  906 of the  Sarbanes-Oxley  Act of 2002 (18  U.S.C.
                    Section 1350)**

      99.5          Written  Statement of Chief  Financial  Officer  Pursuant to
                    Section  906 of the  Sarbanes-Oxley  Act of 2002 (18  U.S.C.
                    Section 1350)**
------------------
*      As previously filed.
**     As filed herewith.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       NB FINANCE, LTD.


                                       By:  /s/ Martin Ouellet
                                            ------------------------------
                                            Name: Martin Ouellet
                                            Title:   President


Dated: June 29, 2004