Form 20-F
period 2004-12-31
NB FINANCE LTD
filed 2005-06-29
CIK 1056861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________________ to ___________________

Commission file number  333-49153

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

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report:

12,000 shares of common stock, par value $1.00 per share

_________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days :

[X]    Yes       No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]    Item 17      Item 18 [  ]

         FORWARD-LOOKING STATEMENTS

        From time to time, NB Finance, Ltd. (the “Company” or “NB Finance”) makes written and oral forward-looking statements, included in this annual report on form 20-F for filling with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, in press releases and in other communications. For all such statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and words and expressions of similar import.

        Forward-looking statements are not guarantees of future performance. By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Company’s control, which include, but are not limited to, changes in North American and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Company operates, technological changes, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Company’s anticipation of and success in managing the risks implied by the foregoing.

        The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who intend to base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company therefore cautions readers not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company.

PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3:    KEY INFORMATION

Selected Financial Data

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000

Statement of Income Data:

Operating revenues	$ 95,211,882	$ 44,484,134	$ 43,385,203	$ 41,962,693	$ 36,372,519
Income (loss) from Continuing
Operations	($ 7,937,023)	$ 6,915,778	$ 6,117,624	$ 5,136,962	$ 4,719,511
Net income (loss)	($ 7,937,023)	$ 6,915,778	$ 6,117,624	$ 5,136,962	$ 4,719,511
Income (loss) from Continuing
Operations per Common Share	($ 661.42)	$ 576.32	$ 509.80	$ 428.08	$ 393.29
Balance Sheet Data:
Total assets	$ 675,579,983	$700,113,693	$635,586,789	$579,818,559	$530,118,904
Total liabilities	$ 525,366,862	$541,963,549	$484,352,423	$434,701,817	$390,139,124
Shareholder's Equity	$ 150,213,121	$158,150,144	$151,234,366	$145,116,742	$139,979,780
Capital Stock	$ 12,000	$ 12,000	$ 12,000	$ 12,000	$ 12,000
Number of Shares	12,000	12,000	12,000	12,000	12,000
Cash Dividends Declared per Common Share	N/A	N/A	N/A	N/A	N/A

Exchange Rate

        References to $ are to United States dollars; references to C$ are to Canadian dollars. As of December 31, 2004, the Canadian dollar exchange rate was C$1.2020 = $1.00 and certain amounts stated herein reflect such exchange rate. The exchange rates were obtained from the Bank of Canada. All financial statements are denominated in United States dollars.

	Exchange Rate in $C to $1
	High	Low
July 2004	1.3325	1.3071
August 2004	1.3300	1.2978
September 2004	1.3069	1.2616
October 2004	1.2727	1.2180
November 2004	1.2243	1.1759
December 2004	1.2414	1.1837

Year Average in $C to $1
December 1999	1.48584024
December 2000	1.48520240
December 2001	1.54841633
December 2002	1.57035976
December 2003	1.40146175
December 2004	1.30152024

Risk Factors

        There are no risk factors relevant to the Company other than those associated with servicing and administering Mortgage Loans insured by Canada Mortgage and Housing Corporation, an agency of the Government of Canada (“CMHC”).

ITEM 4:    INFORMATION ON THE COMPANY

Background

        NB Finance is a wholly owned subsidiary of National Bank of Canada (the “Bank”). There are no securities of the Company currently registered or expected to be registered pursuant to the Securities Act of 1933, as amended, or traded publicly on any exchange. The Bank owns and, pursuant to the OSFI Order (as defined below), will continue to own, all 12,000 issued and outstanding shares of common stock, par value $1.00 per share (the “Common Stock”) of the Company. The Common Stock is the only outstanding class of securities of the Company. The Company has issued no other securities.

General

        The Company was incorporated on September 3, 1997 under the Bermuda Companies Act 1981. The Company does not have any subsidiaries. The Company’s business objective is to acquire residential first mortgages insured by CMHC, that are secured by real property located in Canada and to issue obligations secured by such real property (the “Promissory notes”) and other similar obligations to NB Capital Corporation (“NB Capital”). The Promissory notes currently consist of sixty-seven hypothecation loans issued to NB Capital by the Company that have recourse only to the Mortgage Loans. Hypothecation loans are loans secured by the pledge of mortgages as security therefor. The Mortgage Loans consist of sixty-seven pools of, at December 31, 2004, an aggregate of 12,971 CMHC-insured residential first mortgages. Pursuant to an order (the “OSFI Order”), dated September 2, 1997, of the Office of the Superintendent of Financial Institutions Canada, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto.

        As of December 31, 2004, the Company has issued Promissory notes to NB Capital in the aggregate principal amount of approximately $410 million. The proceeds from the issuance of the Promissory notes, in addition to a capital contribution from the Bank, have been used to acquire the Mortgage Loans from the Bank for approximately C$721 million ($600 million). Accordingly, as of December 31, 2004, the Promissory notes were overcollateralized by $190 million. The Company has acquired all or substantially all of such Mortgage Loans from the Bank and/or affiliates of the Bank on terms comparable to those that could be obtained by the Company if such Mortgage Loans were purchased from unrelated parties. As of the date of this Form 20-F, the Company has not entered into any agreements with any third parties with respect to the purchase of Mortgage Loans.

        The Company and NB Capital have entered into separate Mortgage Loan Assignment Agreements (together, the “Mortgage Loan Assignment Agreements”) (See Item 19, Exhibits 10.37 to 10.40) pursuant to which the Company assigned its entire right, title and interest in, to and under the Mortgage Loans to NB Capital and permitted NB Capital to administer, perform and enforce the Mortgage Loans. Accordingly, no interest or principal payments with respect to the Mortgage Loans are made directly to the Company. Pursuant to a Servicing Agreement, dated September 3, 1997, between the Company and the Bank (the “Servicing Agreement”), the Mortgage Loans are serviced by the Bank. Pursuant to the Assignment of a Servicing Agreement, dated September 3, 1997, between the Company, NB Capital and the Bank, the Company has assigned to NB Capital all of its rights, titles and interest in the Servicing Agreement.

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

        As a CMHC-approved lender, the Bank has access to the Canadian National Housing Act mortgage insurance program. All of the Mortgage Loans are insured by CMHC pursuant to that program. The bulk of those loans were insured at origination. Whether a loan is insured through the CMHC portfolio insurance program, at origination or during the term of the loan, the insurance is valid until the expiration of the loan.

        All of the Mortgage Loans are balloon mortgages. Accordingly, the Mortgage Loans do not provide for the full amortization of the principal balance thereof equally over their term to maturity and a principal payment equal to the original balance less any principal amount paid will be due on each Mortgage Loan at maturity. Balloon mortgages are the most prevalent type of mortgage offered by Canadian mortgage lenders. At the expiration of the term, the mortgage is generally renewed, based on then current market conditions, for a new term. Although the Bank offers terms varying from 3 months to 10 years, terms exceeding 5 years are relatively rare. Moreover, although the Bank offers monthly, semi-monthly and weekly pay mortgages, most of the Mortgage Loans are monthly pay mortgages. In general, loans are amortized over a period not exceeding 25 years.

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

Description of the Promissory notes

        The Promissory notes issued by the Company to NB Capital are comprised of sixty-seven hypothecation loans. As of December 31, 2004, the principal amount of the Promissory notes liability was approximately $410 million. Each of the sixty-seven hypothecation loans comprising the Promissory notes issued by the Company is secured by a pool of Mortgage Loans. As of December 31, 2004, there were 12,971 Mortgage Loans in an aggregate amount of approximately C$721 million ($600 million). The value of each pool of Mortgage Loans comprising the Mortgage Loans exceeds the principal amount of the hypothecation loan that it secures. Accordingly, the Mortgage Assets issued by the Company are overcollateralized by the Mortgage Loans. The aggregate amount of such overcollateralization is, as of December 31, 2004, approximately $190 million. NB Capital acquired the Promissory notes issued by the Company pursuant to the terms of certain loan agreements.

        Each Promissory note issued by the Company is recourse only to the Mortgage Loans securing such Promissory note. Each pool of Mortgage Loans is comprised of entirely CMHC-insured residential first mortgages. Each Promissory note issued by the Company is further secured by the residential real properties underlying such CMHC-insured residential first mortgages. Such residential real properties are located primarily in Quebec, Ontario and New Brunswick. Since the Mortgage Loans are insured, the Company expects little or no loss of principal or interest. However, CMHC insurance does not guarantee timely payment of interest and principal. The Promissory notes have maturities ranging from January 2005 to December 2012. The Promissory notes pay interest at rates ranging from 5.49% to 10.21%, with an average rate of approximately 8.18% per annum.

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

        Following repayment of the Promissory notes issued by the Company, NB Capital will reassign any outstanding Mortgage Loans (without recourse) and deliver them to, or as directed by, the Company. All payments in respect of the Mortgage Loans are made in Canadian dollars. The amounts due (in US$) on the Promissory notes issued by the Company are retained by NB Capital free and clear of and without withholding or deduction for or on account of any present or future taxes imposed by or on behalf of Bermuda or any political subdivision thereof or therein.

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

Operating Results

        Loss from continuing operations for the year ended December 31, 2004 was $7,937,023, which represents a decrease of $14,852,801 or 214.77% over the year ended December 31, 2003 when income from continuous operations was $6,915,778 which represents an increase of $798,154 or 13.05% over the prior year ended December 31, 2002. The decrease for 2004 was principally due to a change in fair value on derivative financial instruments of $67,287,163 partially compensated by a foreign exchange gain on mortgage loans transactions of $49,473,127 which were recognized in 2004. Revenues for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002, were $95,211,882, $44,484,134 and $43,385,203, respectively.

        Forty-six percent of revenues were derived from the Mortgage Loans. The Promissory notes issued by the Company are collateralized by the Mortgage Loans that consist of sixty-seven pools of CMHC-insured residential first mortgages and which are secured by real property located in Canada. The balance of the revenues resulted from a foreign exchange gain on mortgage loans transactions of $49,473,127 and from bank interest.

        Expenses for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002 totaled $103,148,905, $37,568,356 and $37,267,579, respectively, of which $35,811,136, $37,529,935 and $37,246,933, respectively, represent interest on Promissory notes. As well, during the year ended December 31, 2004, a loss of $67,287,163 was recorded related to the valuation of derivative financial instruments at their fair value.

        During the year ended December 31, 2004, no dividend was authorized on the Company’s Common Stock.

Liquidity and Capital Resources

        The Company’s revenues are primarily derived from its Mortgage Loans. The Company’s principal short-term liquidity needs are, with respect to the Promissory notes, to pay principal when due (maturity dates range between January 2005 to December 2012) and monthly interest payments. Pursuant to the OSFI Order, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto.

        As of December 31, 2004, approximately $410 million of Promissory notes issued by the Company were overcollateralized by approximately C$721 million ($600 million) of Mortgage Loans. The Company believes that the amounts generated from the payment of interest and principal on such Mortgage Loans will provide more than sufficient funds to make full payments with respect to the Promissory notes issued by the Company and sufficient funds to meet its operating expenses. Pursuant to the Mortgage Loan Assignment Agreements, all payments made in respect of the Mortgage Loans are made to NB Capital (through the Bank as servicer under the Servicing Agreement). Any such amount in excess of the amount due and payable on the Promissory notes is remitted to the Company and used to fund the acquisition of additional Mortgage Loans.

        The Company does not require any capital resources for its operations and, therefore, it is not expected to acquire any capital assets in the foreseeable future.

Critical Accounting Policies

        In December 2001, the SEC requested that all registrants discuss their most “critical accounting policies” in management’s discussion and analysis of financial condition and results of operations. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of the Company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe, based on our current business, that there are no critical accounting policies in connection with the preparation of the financial statements of NB Finance.

Off-Balance Sheet Arrangements

        Notes 2, 8 and 9 to the financial statements included in this form 20-F on pages F-1 through F-9 discuss the Company’s off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

        The promissory notes are issued to NB Capital, a wholly-owned subsidiary of the Bank.

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Promissory notes	$409,905,811	$51,678,373	$164,655,497	$91,690,011	$101,881,930

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

        The Board of Directors of the Company consists of the individuals set forth below. The Company currently has five executive officers, four officers and no employees. The Company does not anticipate that it will require any employees.

        The following persons are the directors of the Company to serve until the next general annual meeting:

Name	Age	Position and Offices Held	Director Since
Donna Goral	47	Director, Vice-President	May 2001
Martin Ouellet	51	Director, President	November 1997
Monique Baillergeau	46	Director	May 2003
Serge Lacroix	47	Director	July 2002

        The only other executive officer of the Company is Jean Dagenais (Chief Financial Officer). Joan L.K. Barnes (Secretary), Michael Ashford (Assistant Secretary), Martin-Pierre Boulianne (Assistant Secretary) and Vanessa Fontana (Assistant Secretary) are officers of the Company.

        Donna Goral is a director of NB Capital and has also been Vice-President – Taxation, USA Operations for the Bank since 1992. Ms. Goral’s tax experience also includes positions with KPMG Peat Marwick and Ernst & Whinney. She is a member of the American Institute of Public Accountants, the New York State Society of CPAs and the Institute of International Bankers.

        Serge Lacroix has been Chairman of the Board and President of NB Capital since June 2002 and director of NB Finance since July 2002. He has been with National Bank of Canada or one of its subsidiaries since 1993 in various positions, most recently as Managing Director and Senior Vice-President of the New York Branch. Mr. Lacroix was also General Manager, President and CEO of NBC Financial (UK) Ltd. and Senior Vice-President at National Bank Financial. From 1982 until 1993, he held various positions at Wood Gundy in London, Montreal and Vancouver. Prior to that, he was a Trader at Nesbitt Thompson Inc. and he started his career in 1976 as a Foreign Exchange Trader with Banque Canadienne Nationale.

        Monique Baillergeau was appointed Director of NB Capital and NB Finance in May 2003. She has been with the National Bank of Canada New York branch since February 1986. In 1998, she was assigned to manage the Operations of the London branch. In May 2003, she accepted the position of Vice President in charge of Operations and Administration in New York.

        Jean Dagenais joined the National Bank of Canada in 1990 as Manager and Chief Accountant. In 1997, he was promoted to Vice-President. As such, he is responsible for the preparation of the Bank’s consolidated financial statements as well as other financial information presented to management, shareholders and regulatory authorities. He began is career in 1980 as external auditor with a major international accounting firm. From 1985 to 1990, he held various positions in accounting and financial reporting with large corporations. He studied at the University of Sherbrooke, where he obtained a Bachelor in Administration. He was admitted to the Order of Certified Management Accountants in 1982 and to the Order of Chartered Accountants in 1983.

        Martin Ouellet has been an employee of the Bank since 1980. He has held different positions within the Treasury and Financial Markets division of the Bank. Recently, he has acted as the Vice-President and Treasurer, responsible for Asset and Liability Management, funding and liquidity management. He is a Director and the President of NB Finance.

Compensation of Directors and Officers

        The Company is a wholly owned subsidiary of the Bank. Each director and officer of the Company is also an employee of the Bank, except for Michael Ashford and Joan L.K. Barnes. The Company did not pay any form of compensation to its officers or directors for the year ended December 31, 2004. Any compensation paid to the directors and officers of the Company is paid to such individual by the Bank as compensation for all functions performed for the Bank and its subsidiaries. The Company did not set aside or accrue any amount during the year ended December 31, 2004 to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by the Company.

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

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Control of the Company

        The Company is a wholly owned subsidiary of the Bank. Pursuant to the OSFI Order, the Bank will at all times continue to hold all outstanding shares of Common Stock. The Common Stock is the only outstanding voting security of the Company. The Common Stock is not registered with the SEC. There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

        On April 28, 2004 and August 26, 2004, the Company acquired from the Bank, its direct parent, twelve pools of Mortgage Loans pursuant to twelve Deeds of Sale of Mortgage Loans, dated April 28, 2004, and August 26, 2004 respectively, between the Bank and the Company. During the fiscal year ended December 31, 2004, there were no other material transactions (completed or proposed) to which the Company and any director or officer of the Company, any relative or spouse thereof or the Bank had any direct or indirect material interest.

        On May 27, 2003 and October 21, 2003, the Company acquired from the Bank, its direct parent, thirteen pools of Mortgage Loans pursuant to thirteen Deeds of Sale of Mortgage Loans, dated May 27, 2003 and October 21, 2003 respectively, between the Bank and the Company. During the fiscal year ended December 31, 2003, there were no other material transactions (completed or proposed) to which the Company and any director or officer of the Company, any relative or spouse thereof or the Bank had any direct or indirect material interest.

        On January 29, 2002, June 20, 2002 and December 16, 2002, the Company acquired from the Bank, its direct parent, twenty pools of Mortgage Loans pursuant to twenty Deeds of Sale of Mortgage Loans, dated January 29, 2002, June 20, 2002 and December 16, 2002 respectively, between the Bank and the Company. During the fiscal year ended December 31, 2002, there were no other material transactions (completed or proposed) to which the Company and any director or officer of the Company, any relative or spouse thereof or the Bank had any direct or indirect material interest.

ITEM 8:    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        See page F-1 to F-9 hereto.

Legal Proceedings

        The Company is not the subject of any material litigation. The Company is not currently involved in nor, to the Company’s knowledge, currently threatened with any material litigation other than routine litigation arising in the ordinary course of business, most of which is expected to be covered by liability insurance.

Significant changes

        There have been no significant changes since the date of the Financial Statements included in this report.

ITEM 9:    THE OFFER AND LISTING

Nature of Company’s Securities

        See “Background” under Item 4: INFORMATION ON THE COMPANY above. No trading market exists with respect to the securities of the Company. All Common Shares of the Company are held by the Bank.

ITEM 10:    ADDITIONAL INFORMATION

Exchange Controls and other Limitations Affecting Security Holders

        See “Background” under Item 4: INFORMATION ON THE COMPANY above. There are no governmental laws, decrees or regulations in Bermuda or Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to nonresident holders of the Common Stock. Pursuant to the OSFI Order, the Bank will at all times continue to hold all outstanding shares of Common Stock. None of the Company’s Memorandum of Association, Bye-laws or Bermuda law limit the right of nonresident or foreign owners to hold or vote securities.

Taxation

        See “Background” under Item 4: INFORMATION ON THE COMPANY above. United States security holders are not subject to any taxes under existing laws and regulations of Bermuda with respect to the Depositary Shares. No tax treaty exists between the United States and Bermuda.

Share Capital

        See “other financial information” contained in Item 8.

ITEM 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Any market risk to which the Company would be exposed would result from fluctuations in : (a) interest rates related to Mortgage Loans and (b) currency exchange rates related to Promissory notes, each affecting the interest payments made by the Company in respect of the Promissory notes. Since the Promissory notes are significantly over collateralized by the Mortgage Loans, interest rate fluctuations should not present significant market risk. The Company expects that the interest and principal generated by the Mortgage Loans should enable full payment by the Company of all of its obligations as they come due. Since the Mortgage Loans are guaranteed by a fixed ratio of exchange predetermined on the date of purchase and applicable until the maturity of the Mortgage Loans pursuant to the Mortgage Loan Assignment Agreements, fluctuations in currency exchange rates should not present significant market risk.

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

ITEM 15:    CONTROLS AND PROCEDURES

        Based on their evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, the Company’s President and Chief Financial Officer have concluded that such controls and procedures are effective.

        There were no changes in the Company’s internal controls over financial reporting identified in connection with their evaluation that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s control over financial reporting.

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

        The Company does not have an audit committee. The entire board of directors performs all functions ordinarily performed by an audit committee. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 16A of Form 20-F and determined that each of Donna Goral, Monique Baillergau, Serge Lacroix and Martin Ouellet satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Ms. Goral, Ms. Baillergeau, Mr. Lacroix and Mr. Ouellet as audit committee financial experts does not make such persons an “expert” for any purpose, impose any duties, obligations or liability on such persons that are greater than those imposed on members of the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the board of directors.

ITEM 16B:    CODE OF ETHICS

        On December 23, 2003, the Company adopted a Code of Conduct and Ethics (as an exhibit to this Form 20-F Report) (the “Code”) that applies to all of the Company’s directors, officers and employees (as defined in the Code). No amendments to the provisions of the Code have been made nor any waivers have been granted by the Company since its adoption. The Company undertakes to provide a copy of this Code without charge, upon request. Investors may send a request for a copy of the Code in writing to the Company’s assistant secretary at 600 rue de la Gauchetiere West, 4th floor, Montreal, Québec, Canada, H3B 4L2, by certified mail with a self-addressed envelope attached to such request.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

        Deloitte & Touche LLP’s aggregate fees billed for professional services rendered for the audit services for the 2004 fiscal year were $29,000 compared to $15,000 for 2003. The engagement of Deloitte & Touche LLP for the 2004 fiscal year and the scope of audit were pre-approved by our board of directors.

Audit-Related Fees

        There were no audit-related fees for the fiscal years 2004 or 2003.

Tax Fees

        There were no tax fees for the fiscal years 2004 or 2003.

        The Company’s board of directors pre-approves the services – both permitted audit services and permitted non-audit services – of the external auditor before the external auditor is engaged by the Company to render such permitted audit services or permitted non-audit services. The board of directors evidences its pre-approval by resolution of the board of directors.

ITEM 17:    FINANCIAL STATEMENTS

        The Financial Statements contained herein were prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars. There are no material differences between Canadian and United States generally accepted accounting principles. The Financial Statements are contained on pages F-1 through F-9 of this Form 20-F.

ITEM 18:    FINANCIAL STATEMENTS

      See Item 17.

Financial statements of

NB FINANCE, LTD.

December 31, 2004, 2003 and 2002

NB FINANCE, LTD. Table of Contents

Report of Independent Registered Chartered Accountants

Statements of income and retained earnings	F-1

Balance sheets	F-2

Statements of cash flows	F-3

Notes to the financial statements	F-4 to F-9

Deloitte & Touche LLP 1 Place Ville-Marie Suite 3000 Montréal QC H3B 4T9 Canada Tel.: (514) 393-7115 Fax: (514) 390-4111 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholder of
NB Finance, Ltd. (the “Company”)

We have audited the accompanying balance sheets of NB Finance, Ltd. as of December 31, 2004 and 2003 and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Canada.

/s/ Deloitte & Touche LLP
Montreal, Canada

March 18, 2005

NB FINANCE, LTD.
Statements of income and retained earnings
years ended December 31, 2004, 2003 and 2002
(in U.S. dollars)

	2004	2003	2002

	$	$	$
Revenue
Interest - mortgage loans	44,186,352	41,734,223	39,693,779
Foreign exchange gain	49,473,127	--	--
Amortization of the premium paid or the
discount received on mortgage loans	926,848	2,349,020	3,077,260
Interest - bank	625,555	400,891	614,164

	95,211,882	44,484,134	43,385,203

Expenses
Interest - promissory notes	35,811,136	37,529,935	37,246,933
Change in fair value on derivative financial
instruments	67,287,163	--	--
Professional fees	47,010	36,536	20,526
Other	3,596	1,885	120

	103,148,905	37,568,356	37,267,579

Net income (loss)	(7,937,023)	6,915,778	6,117,624

Retained earnings, beginning of year	25,802,586	18,886,808	12,769,184

Retained earnings, end of year	17,865,563	25,802,586	18,886,808

NB FINANCE, LTD.
Balance sheets
as at December 31, 2004 and 2003
(in U.S. dollars)

	2004	2003

	$	$
Assets
Cash and cash equivalents	69,318,317	59,728,787
Mortgage loans (Note 3)	600,229,408	633,914,616
Premium paid on mortgage loans (Note 4)	3,967,386	3,589,916
Interest receivable	2,060,747	2,349,090
Prepaid expenses	4,125	--
Assets related to derivative financial instruments	--	531,284

	675,579,983	700,113,693

Liabilities
Promissory notes (Note 5)	409,905,811	448,333,456
Due to an affiliated company (Note 6)	9,474,360	11,111,916
Due to the parent company	--	3,117,446
Discount received on mortgage loans (Note 4)	2,083,089	3,602,692
Liabilities related to derivative financial instruments	100,708,647	75,776,485
Deferred transition gain on derivative financial instruments	3,174,955	--
Accounts payable	20,000	21,554

	525,366,862	541,963,549

Shareholder's equity
Capital stock (Note 7)	12,000	12,000
Contributed surplus	132,335,558	132,335,558
Retained earnings	17,865,563	25,802,586

	150,213,121	158,150,144

	675,579,983	700,113,693

NB FINANCE, LTD.
Statements of cash flows
years ended December 31, 2004, 2003 and 2002
(in U.S. dollars)

	2004	2003	2002

	$	$	$
Cash flows from (used in) operating activities
Net income (loss)	(7,937,023)	6,915,778	6,117,624
Item not affecting cash resources
Amortization of the premium paid or the
discount received on mortgage loans	(926,848)	(2,349,020)	(3,077,260)
Amortization of deferred transition gain
on derivative financial instruments	(791,840)	--	--
Foreign exchange gain	(49,405,025)	--	--
Change in fair value on derivative financial
instruments	31,363,757	--	--

Changes in non-cash operating working capital items
Financial derivative assets and liabilities	--	2,125,573	(140,009)
Interest receivable	288,343	(170,413)	(209,161)
Prepaid expenses	(4,125)	--	--
Due to an affiliated company	(1,637,556)	4,134,609	(5,154,888)
Accounts payable	(1,554)	9,159	80
Due to a parent company	(3,117,446)	3,117,446	--

	(32,169,317)	13,783,132	(2,463,614)

Cash flows from (used in) financing activities
Issue of promissory notes	170,612,901	176,972,855	188,141,611
Reimbursements of promissory notes	(209,040,546)	(198,485,678)	(134,178,298)

	(38,427,645)	(21,512,823)	53,963,313

Cash flows from (used in) investing activities
Increase in mortgage loans	(213,266,127)	(221,216,070)	(235,177,014)
Repayments of mortgage loans	294,041,893	248,107,098	167,722,873
Discount (Premium) on mortgage loans	(589,274)	(2,377,404)	942,476

	80,186,492	24,513,624	(66,511,665)

Net increase in cash and cash equivalents	9,589,530	16,783,933	(15,011,966)

Cash and cash equivalents, beginning of year	59,728,787	42,944,854	57,956,820

Cash and cash equivalents, end of year	69,318,317	59,728,787	42,944,854

Additional cash flow information
Interest paid	36,189,578	37,755,484	36,788,492

Cash and cash equivalents comprise cash on hand and temporary investments.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2004 and 2003
(in U.S. dollars)

1.	Incorporation and nature of operations

NB Finance, Ltd. (the “Company”) is a wholly-owned subsidiary of National Bank of Canada and was incorporated in Bermuda on September 3, 1997. The Company’s principal activity is holding mortgage loans.

2.	a) Summary of significant accounting policies

Financial statements

The financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada and are expressed in U.S. dollars.

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

Derivative financial instruments

The Company uses cross currency swaps to manage the currency risk exposure of the mortgage loans. Before 2004, the foreign exchange gains and losses of these instruments were recognized the same way as the foreign exchange gains and losses on the hedged assets in the statement of income. In 2004, these derivative financial instruments do not qualify for hedge accounting and are carried at fair value as assets or liabilities with changes in fair value recorded in the statement of income.

Income taxes

The Company is not subject to any income taxes on the Bermuda income.

Premium paid or discount received on mortgage loans

The premium paid or discount received on mortgage loans is amortized on a straight-line basis on the residual term of mortgage pools.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2004 and 2003
(in U.S. dollars)

2.	b) Recent accounting standards adopted

Effective January 1, 2004, the Company applied the accounting treatment prescribed by the Emerging Issues Committee entitled “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (EIC-128) and AcG-13 published by the Canadian Institute of Chartered Accountants (CICA). AcG-13 sets out the conditions required for rendering derivative financial instruments eligible for hedge accounting. Each derivative instrument that does not qualify for hedge accounting must be valued at fair value and recognized on the balance sheet as an asset or a liability as set out in EIC-128. As at January 1, 2004, the Company evaluated its existing hedge relationships and chose not to apply hedge accounting to relationships for all its derivative financial instruments. Since the guideline has been applied prospectively, the fair value of the derivative financial instruments as at January 1, 2004 amounting to $3,966,795 was deferred and is recognized in earnings at the same time as revenues related to the hedged item.

3.	Mortgage loans

The Company acquired mortgage loans expressed in Canadian dollars from National Bank of Canada. The mortgage loans are secured by residential first mortgages and insured by the Canada Mortgage and Housing Corporation.

The mortgage loans have maturity dates varying from January 2005 to December 2012. These loans bear interest at rates ranging from approximately 5.35% to 8.37% with a weighted average rate of 6.54% per annum.

Cross currency swaps with the parent company convert the Canadian dollars exposure of the mortgage loans to U.S. dollars. These swaps are not eligible under the hedge accounting guideline AcG-13.

	2004	2003

	$	$

Mortgage loans, beginning of year	633,914,616	570,106,894
Acquisitions	213,266,127	221,216,070
Principal repayments	(294,041,893)	(248,107,098)
Foreign exchange difference	47,090,558	90,698,750

Mortgage loans, end of year	600,229,408	633,914,616

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2004 and 2003
(in U.S. dollars)

Mortgage Loans (Continued)

The scheduled principal repayments are as follows:

$
2005	79,349,253
2006	153,103,125
2007	42,855,338
2008	44,885,477
2009	58,961,661
2010	71,985,403
2011	100,182,916
2012	48,906,235

The mortgage loans are insured by the Canada Mortgage and Housing Corporation so that the credit risk is negligible. Moreover, based on the current financial structure, the exposure to interest rate risk is minimal.

4.	Premium paid or discount received on mortgage loans

The premium paid or discount received is amortized on a straight-line basis on the residual term of mortgages acquired. The amortization amounts to $926,848 in 2004 ($2,349,020 in 2003 and $3,077,260 in 2002).

5.	Promissory notes

The promissory notes are issued to NB Capital Corporation, a wholly-owned subsidiary of the parent company.

	2004	2003

	$	$
Promissory notes, interest rate ranging between 5.49%
and 10.21%, repayable by monthly variable
instalments until December 2012	409,905,811	448,333,456

        The scheduled principal repayments for the next eight years are as follows:

$
2005	51,678,372
2006	103,758,296
2007	30,504,808
2008	30,392,394
2009	40,797,848
2010	50,892,163
2011	70,958,535
2012	30,923,395

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2004 and 2003
(in U.S. dollars)

6.	Transactions with an affiliated company

During the year, the Company incurred interest expenses to NB Capital Corporation in an amount of $35,811,136 ($37,529,935 in 2003 and $37,246,933 in 2002).

The amount due to an affiliated company as at December 31, 2004 and 2003 represents interest and principal reimbursements due on the promissory notes to NB Capital Corporation.

The Company received $625,555 ($400,891 in 2003 and $614,164 in 2002) in interest on bank accounts held with National Bank of Canada.

7.	Capital stock

Authorized 12,000 common shares, $1 par value

	2004	2003

	$	$
Issued and fully paid
12,000 common shares	12,000	12,000

8.	Fair values of financial instruments

The following table presents the fair value of balance sheet financial instruments, except for instruments whose fair value is estimated to be equal to their carrying value. This fair value is determined using the valuation methods and assumptions described below.

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties. The fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

	2004		2003
	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Assets
Mortgages loans	600,229,408	618,544,013	633,914,616	648,946,000
Liabilities
Promissory notes	(409,905,811)	(431,272,811)	(448,333,456)	(478,098,583)
Derivative Financial
Instruments
Cross currency swaps,
net	(100,708,647)	(100,708,647)	(75,245,201)	(71,278,406)

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2004 and 2003
(in U.S. dollars)

Fair values of financial instruments (continued)

The cross currency swaps have maturity dates ranging from March 2005 to December 2012 and exchange rates ranging from ($C/$US) 1.3054 to 1.6118.

The following table presents the notional amount of the cross currency swap contracts according to their maturity date:

Notional Amount $
2005	4,536,957
2006	62,641,582
2009	65,552,706
2011	179,463,388
2012	209,441,939

9.	Reconciliation of Canadian and United States GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP. The principal differences resulting from the application of U.S.GAAP on net income are presented below. The 2002 fiscal year is not included in the reconciliation due to the unavailability of certain information.

Starting January 1, 2004, under Canadian GAAP, derivative financial instruments that do not qualify for hedge accounting are carried at fair value on the balance sheet with changes in fair value recorded in earnings. Any resulting transitional gain (loss) is deferred and recognized in earnings at the same time as revenues related to the hedged item. According to U.S.GAAP, derivative financial instruments that do not qualify for hedge accounting are carried at fair value on the balance sheet with changes in fair value recorded in earnings. The following table reconciles net income (loss) according to Canadian GAAP with net income (loss) according to U.S.GAAP.

	2004	2003

	$	$
Net income (loss) per Canadian GAAP	(7,937,023)	6,915,778
Amortization of transitional gain	(791,840)	--
Changes in fair value on derivative financial instruments	--	(10,776,281)

Net income (loss) per U.S.GAAP	(8,728,863)	(3,860,503)

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2004 and 2003
(in U.S. dollars)

Reconciliation of Canadian and United States GAAP (continued)

The following table reconciles shareholder’s equity according to Canadian GAAP with shareholder’s equity according to U.S.GAAP.

	2004	2003

	$	$
Shareholder's equity per Canadian GAAP	150,213,121	158,150,144

Transition gain on derivative financial instruments	3,174,955	3,966,795

Shareholder's equity per U.S.GAAP	153,388,076	162,116,939

ITEM 19:    EXHIBITS

        The following documents are filed as part of this report:

Exhibit Number		Description
10.3		Loan Agreement dated as of September 3, 1997 between NB Finance, Ltd. and NB Capital Corporation*

10.5		Deed of Sale of Mortgage Loans dated September 3, 1997 between National Bank of Canada and NB Finance, Ltd.*

10.6		Mortgage Loan Assignment Agreement dated September 3, 1997 among National Bank of Canada, NB Capital Corporation and NB Finance, Ltd.*

10.7		Promissory Notes representing the sixteen hypothecation loans executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.10		Loan Agreement dated as of December 4, 1998 between NB Finance, Ltd. and NB Capital Corporation*

10.12		Deed of Sale of Mortgage Loans dated December 4, 1998 between National Bank of Canada and NB Finance, Ltd.*

10.13	(i)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.13	(ii)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.14	(i)	Promissory Note representing $25,836,597.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.14	(ii)	Promissory Note representing $29,880,126.51 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.15		Mortgage Loan Assignment Agreement dated as of September 7, 1999 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.16		Promissory Note representing $85,989,203.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.17		Mortgage Loan Assignment Agreement dated as of April 14, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.18		Promissory Note representing $98,836,341.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.19		Mortgage Loan Assignment Agreement dated as of September 28, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.20		Promissory Note representing $67,323,437.74 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.21		Mortgage Loan Assignment Agreement dated as of January 30, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.22		Promissory Note representing $107,179,964.89 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.23		Mortgage Loan Assignment Agreement dated as of June 12, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.24		Promissory Note representing $121,357,226.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.25		Mortgage Loan Assignment Agreement dated as of September 24, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.26	Promissory Note representing $55,963,732.07 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.27	Mortgage Loan Assignment Agreement dated as of January 29, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.28	Promissory Note representing $71,866,079.87 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.29	Mortgage Loan Assignment Agreement dated as of June 20, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.30	Promissory Note representing $64,221,362.98 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.31	Mortgage Loan Assignment Agreement dated as of December 16, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.32	Promissory Note representing $52,054,168.88 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.33	Promissory Notes representing $70,420,135.45 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.34	Mortgage Loan Assignment Agreement dated as of May 27, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.35	Promissory Notes representing $106,552,720.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.36	Mortgage Loan Assignment Agreement dated as of October 21, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.37	Promissory Note representing $76,053,456.93 executed by NB Finance, Ltd. in favor of NB Capital Corporation**

10.38	Mortgage Loan Assignment Agreement dated as of April 28, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada**

10.39	Promissory Note representing $94,559,444.49 executed by NB Finance, Ltd. in favor of NB Capital Corporation**

10.40	Mortgage Loan Assignment Agreement dated as of August 26, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada**

11.1	NB Finance, Ltd. Code of Conduct and Ethics**

12.1	President's certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Chief Financial Officer's certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Written Statement of Chairman and President Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

13.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

*	As previously filed.
**	As filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NB FINANCE, LTD. By: /s/ Martin Ouellet Name: Martin Ouellet Title: President

Dated: June 20, 2005