Form 20-F
period 2005-12-31
NB FINANCE LTD
filed 2006-06-16
CIK 1056861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) or of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

or

☐	Transition Report pursuant to Section 13 or 15(d) or of the Securities Exchange Act of 1934.

or

☐
Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Date of event requiring this shell company report ____________________.
For the transition period from _______________ to _______________.

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
Yes ☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐         No ☒

FORWARD-LOOKING STATEMENTS

From time to time, NB Finance, Ltd. (the "Company" or "NB Finance") makes written and oral forward-looking statements, included in this annual report on form 20-F for filling with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, in press releases and in other communications. For all such statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and words and expressions of similar import.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3: KEY INFORMATION

Selected Financial Data

(Per Canadian GAAP)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Statement of Income Data:
Operating revenues	$69,974,957	$95,211,882	$44,484,134	$43,385,203	$41,962,693
Income (loss) from Continuing Operations	$4,010,926	($7,937,023)	$6,915,778	$6,117,624	$5,136,962
Net income (loss)	$4,010,926	($7,937,023)	$6,915,778	$6,117,624	$5,136,962
Income (loss) from Continuing Operations per Common Share	$334.24	($661.42)	$576.32	$509.80	$428.08
Balance Sheet Data:
Total assets	$671,047,829	$675,579,983	$700,113,693	$635,586,789	$579,818,559
Total liabilities	$516,823,782	$525,366,862	$541,963,549	$484,352,423	$434,701,817
Shareholder’s Equity	$154,224,046	$150,213,121	$158,150,144	$151,234,366	$145,116,742
Capital Stock	$12,000	$12,000	$12,000	$12,000	$12,000
Number of Shares	12,000	12,000	12,000	12,000	12,000
Cash Dividends Declared per Common Share	N/A	N/A	N/A	N/A	N/A

(Per U.S.GAAP)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Statement of Income Data:
Operating revenues	$69,340,772	$94,420,042	$44,484,134	$43,385,203	$41,962,693
Income (loss) from Continuing Operations	$3,376,741	($8,728,863)	($3,860,503)	$6,117,624	$5,136,962
Net income (loss)	$3,376,741	($8,728,863)	($3,860,503)	$6,117,624	$5,136,962
Income (loss) from Continuing Operations per Common Share	$281.40	($727.41)	($321.71)	$509.80	$428.08
Balance Sheet Data:
Total assets	$671,047,829	$675,579,983	$700,113,693	$635,586,789	$579,818,559
Total liabilities	$514,283,012	$522,191,907	$537,996,754	$484,352,423	$434,701,817
Shareholder’s Equity	$156,764,817	$153,388,076	$162,116,939	$151,234,366	$145,116,742
Capital Stock	$12,000	$12,000	$12,000	$12,000	$12,000
Number of Shares	12,000	12,000	12,000	12,000	12,000
Cash Dividends Declared per Common Share	N/A	N/A	N/A	N/A	N/A

Exchange Rate

References to $ are to United States dollars; references to C$ are to Canadian dollars. As of December 31, 2005, the Canadian dollar exchange rate was C$1.1630 = $1.00 and certain amounts stated herein reflect such exchange rate. The exchange rates were obtained from the Bank of Canada. All financial statements are denominated in United States dollars.

	Exchange Rate in $C to $1

	High	Low

July 2005	1.2436	1.2027
August 2005	1.2185	1.1871
September 2005	1.1888	1.1627
October 2005	1.1882	1.1647
November 2005	1.1937	1.1669
December 2005	1.1731	1.1518

	Year Average in $C to $1

December 2000	1.48520240
December 2001	1.54841633
December 2002	1.57035976
December 2003	1.40146175
December 2004	1.30152024
December 2005	1.21163240

Risk Factors

There are no risk factors relevant to the Company other than those associated with servicing and administering Mortgage Loans insured by Canada Mortgage and Housing Corporation, an agency of the Government of Canada ("CMHC").

ITEM 4: INFORMATION ON THE COMPANY

History and Development of the Company

NB Finance is a wholly owned subsidiary of National Bank of Canada (the "Bank"). There are no securities of the Company currently registered or expected to be registered pursuant to the Securities Act of 1933, as amended, or traded publicly on any exchange. The Bank owns and, pursuant to the OSFI Order (as defined below), will continue to own, all 12,000 issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of the Company. The Common Stock is the only outstanding class of securities of the Company. The Company has issued no other securities.

The Company was incorporated on September 3, 1997 under the Bermuda Companies Act 1981. The Company does not have any subsidiaries. The Company's business objective is to acquire residential first mortgages insured by CMHC, that are secured by real property located in Canada and to issue obligations secured by such real property (the "Promissory notes") and other similar obligations to NB Capital Corporation ("NB Capital"), an affiliated company. The Promissory notes currently consist of sixty-five hypothecation loans issued to NB Capital by the Company that have recourse only to the Mortgage Loans. Hypothecation loans are loans secured by the pledge of mortgages as security therefor. The Mortgage Loans consist of sixty-five pools of, at December 31, 2005, an aggregate of 12,244 CMHC-insured residential first mortgages. Pursuant to an order (the "OSFI Order"), dated September 2, 1997, of the Office of the Superintendent of Financial Institutions Canada, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto. The Company’s registered offices are located at Clarenton House, 2 Church Street, Hamilton HM11, Bermuda.

As of December 31, 2005, the Company has issued Promissory notes to NB Capital in the aggregate principal amount of approximately $410 million. The proceeds from the issuance of the Promissory notes, in addition to a capital contribution from the Bank, have been used to acquire the Mortgage Loans from the Bank for approximately C$682 million ($587 million). Accordingly, as of December 31, 2005, the Promissory notes were overcollateralized by $177 million. The Company has acquired all or substantially all of such Mortgage Loans from the Bank and/or affiliates of the Bank on terms comparable to those that could be obtained by the Company if such Mortgage Loans were purchased from unrelated parties. As of the date of this Form 20-F, the Company has not entered into any agreements with any third parties with respect to the purchase of Mortgage Loans.

The Company and NB Capital have entered into separate Mortgage Loan Assignment Agreements (together, the "Mortgage Loan Assignment Agreements") (See Item 19, Exhibits 10.41 to 10.44) pursuant to which the Company assigned its entire right, title and interest in, to and under the Mortgage Loans to NB Capital and permitted NB Capital to administer, perform and enforce the Mortgage Loans. Accordingly, no interest or principal payments with respect to the Mortgage Loans are made directly to the Company. Pursuant to a Servicing Agreement originally dated September 3, 1997 and all subsequent amendments, between NB Capital and the Bank (the "Servicing Agreement"), the Mortgage Loans are serviced by the Bank.

For information regarding the Company's revenue and operating profit, see the Company's financial statements, beginning on page F-1.

Business Overview

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

The Mortgage Loans provide for limited prepayment rights. For example, typically up to 10% of the original principal amount of a Mortgage Loan may be prepaid once annually without penalty. Moreover, a Mortgage Loan may also be prepaid without penalty if the mortgaged property is sold and the mortgagor enters into a new mortgage with the same terms and conditions as the Mortgage Loan. In most other circumstances, prepayments or renegotiations of either the interest rate or the term of a Mortgage Loan will be subjected to prepayment penalties. During the first five years following the most recent interest adjustment date, such penalties are a resultant of a yield maintenance clause. After five years, such penalties will be limited to three months of interest.

Description of the Promissory notes

The Promissory notes issued by the Company to NB Capital are comprised of sixty-five hypothecation loans. As of December 31, 2005, the principal amount of the Promissory notes liability was approximately $410 million. Each of the sixty-five hypothecation loans comprising the Promissory notes issued by the Company is secured by a pool of Mortgage Loans. As of December 31, 2005, there were 12,244 Mortgage Loans in an aggregate amount of approximately C$682 million ($587 million). The value of each pool of Mortgage Loans comprising the Mortgage Loans exceeds the principal amount of the hypothecation loan that it secures. Accordingly, the Mortgage Assets issued by the Company are overcollateralized by the Mortgage Loans. The aggregate amount of such overcollateralization is, as of December 31, 2005, approximately $177 million. NB Capital acquired the Promissory notes issued by the Company pursuant to the terms of certain loan agreements.

Each Promissory note issued by the Company is recourse only to the Mortgage Loans securing such Promissory note. Each pool of Mortgage Loans is comprised of entirely CMHC-insured residential first mortgages. Each Promissory note issued by the Company is further secured by the residential real properties underlying such CMHC-insured residential first mortgages. Such residential real properties are located primarily in Quebec, Ontario and New Brunswick. Since the Mortgage Loans are insured, the Company expects little or no loss of principal or interest. However, CMHC insurance does not guarantee timely payment of interest and principal. The Promissory notes have maturities ranging from January 2006 to January 2015. The Promissory notes pay interest at rates ranging from 5.49% to 10.21%, with an average rate of approximately 7.76% per annum.

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

Advisory Agreement

The Company entered into the Advisory Agreement with the Bank to administer the day-to-day operations and affairs of the Company. The Bank shall (i) monitor the credit quality of the real estate mortgage assets acquired, managed, financed, held and/or disposed of by the Company and (ii) advise the Company with respect to the acquisition, management, financing and disposition of the Company’s real estate mortgage assets. The Bank may, with the approval of a majority of the Board of Directors, subcontract all or a portion of its obligations under the Advisory Agreement to one or more related or unrelated third parties. The Bank will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from any of its obligations under the Advisory Agreement. As of the date of this Form 20-F, the Bank has not subcontracted any of its obligations under the Advisory Agreement.

The Advisory Agreement had an initial term of one year and has been renewed one time for an additional on year period. The last renewal was dated June 15, 2006 and its expiration date is June 15, 2007. The Company may terminate the Advisory Agreement at any time upon 60 days’ prior written notice. The Bank received an advisory fee equal to 50,000$ for fiscal year 2005 and is entitled to receive 50,000$ for fiscal year 2006, payable in equal quarterly installments with respect to the advisory and management services provided by it to the Company.

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

Operating Results

Net income from continuing operations for the year ended December 31, 2005 was $4,010,926, which represents an increase of $11,947,949 or 150.53% over the year ended December 31, 2004 when the loss from continuous operations was $7,937,023 which represented a decrease of $14,852,801 or 214.77% over the prior year ended December 31, 2003. The increase for 2005 was principally due to a reduction of the change in fair value on derivative financial instruments of $36,013,653 which was partially compensated by a reduction of the foreign exchange gain on mortgage loans transactions of $26,471,645 which were recognized in 2005. Revenues for the year ended December 31, 2005, the year ended December 31, 2004 and the year ended December 31, 2003, were $69,974,957, $95,211,882 and $44,484,134, respectively.

Sixty-five percent of revenues were derived from the Mortgage Loans. The Promissory notes issued by the Company are collateralized by the Mortgage Loans that consist of sixty-five pools of CMHC-insured residential first mortgages and which are secured by real property located in Canada. The remaining balance of the revenues for the year ended December 31, 2005 and the year ended December 31, 2004, resulted from a foreign exchange gain on mortgage loans transactions of $23,001,482 and $49,473,127 respectively and bank interest.

Expenses for the year ended December 31, 2005, the year ended December 31, 2004 and the year ended December 31, 2003 totaled $65,964,031, $103,148,905 and $37,568,356, respectively, of which $33,995,506, $35,811,136 and $37,529,935, respectively, represent interest on Promissory notes. As well, during the year ended December 31, 2005 and December 31, 2004, losses of $31,273,510 and $67,287,163 respectively were recorded related to the valuation of derivative financial instruments at their fair value.

During the year ended December 31, 2005, no dividend was authorized on the Company’s Common Stock.

Liquidity and Capital Resources

The Company's revenues are primarily derived from its Mortgage Loans. The Company's principal short-term liquidity needs are, with respect to the Promissory notes, to pay principal when due (maturity dates range between January 2006 to January 2015) and monthly interest payments. Pursuant to the OSFI Order, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto.

As of December 31, 2005, approximately $410 million of Promissory notes issued by the Company were overcollateralized by approximately C$682 million ($587 million) of Mortgage Loans. The Company believes that the amounts generated from the payment of interest and principal on such Mortgage Loans will provide more than sufficient funds to make full payments with respect to the Promissory notes issued by the Company and sufficient funds to meet its operating expenses. Pursuant to the Mortgage Loan Assignment Agreements, all payments made in respect of the Mortgage Loans are made to NB Capital (through the Bank as servicer under the Servicing Agreement). Any such amount in excess of the amount due and payable on the Promissory notes is remitted to the Company and used to fund the acquisition of additional Mortgage Loans.

The Company does not require any capital resources for its operations and, therefore, it is not expected to acquire any capital assets in the foreseeable future.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the Company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe, based on our current business, that there are no critical accounting policies in connection with the preparation of the financial statements of NB Finance.

Off-Balance Sheet Arrangements

Notes 2, 8 and 9 to the financial statements included in this form 20-F on pages F-1 through F-9 discuss the Company’s off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Promissory notes are issued to NB Capital, a wholly-owned subsidiary of the Bank.

Payments due by period
		Less			More
		than 1	1-3	3-5	than 5
	Total	year	years	years	years

Promissory notes	$409,978,987	$79,840,304	$134,130,050	$73,667,216	$122,341,417

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The Board of Directors of the Company consists of the individuals set forth below. The Company currently has five executive officers, five officers and no employees. The Company does not anticipate that it will require any employees.

As of December 31, 2005, the persons who are directors and executive officers of the Company are as follows:

Name	Age	Position and Offices Held	Director Since
Donna Goral	48	Director, Vice-President	May 2001
Martin Ouellet	52	Director, President	November 1997
Monique Baillergeau	47	Director	May 2003
Serge Lacroix	47	Director	July 2002

The only other executive officer of the Company is Jean Dagenais (Chief Financial Officer). Allison L. Smith (Secretary), Michael Ashford (Assistant Secretary), Martin-Pierre Boulianne (Assistant Secretary), Valérie Pelletier (Assistant Secretary) and Vanessa Fontana (Assistant Secretary) are officers of the Company.

Donna Goral was appointed President and Chairman of the Board of NB Capital on March 21, 2006 and has also been Vice-President - Taxation, USA Operations for the Bank since 1992. Ms. Goral’s tax experience also includes positions with KPMG Peat Marwick and Ernst & Whinney. She is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Serge Lacroix resigned as Chairman of the Board and President of NB Capital and Director of NB Finance on February 1, 2006. He was Chairman of the Board and President of NB Capital since June 2002 and Director of NB Finance since July 2002. He has been with National Bank of Canada or one of its subsidiaries since 1993 in various positions, most recently as Managing Director and Senior Vice-President of the New York Branch. Mr. Lacroix was also General Manager, President and CEO of NBC Financial (UK) Ltd. and Senior Vice-President at National Bank Financial. From 1982 until 1993, he held various positions at Wood Gundy in London, Montreal and Vancouver. Prior to that, he was a Trader at Nesbitt Thompson Inc. and he started his career in 1976 as a Foreign Exchange Trader with Banque Canadienne Nationale.

Vincent Lima was appointed Director of NB Capital in March 2006 and Drector of NB Finance in May 2006. Vincent joined National Bank of Canada in December 1987, and over the years has held several positions such as Assistant Controller, Assistant Vice President/Credit Analyst - Commercial Financing Group, and Vice President - Cross Border Financing Group. He started his career in 1978 with a major international bank in the Money Transfer/Cash Management Dept., and over the years has held various positions in both operations and accounting with various international banks.

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

Compensation of Directors and Officers

The Company is a wholly owned subsidiary of the Bank. Each Director and Officer of the Company is also an employee of the Bank, except for Michael Ashford and Allison L. Smith. The Company did not pay any form of compensation to its Officers or Directors for the year ended December 31, 2005. Any compensation paid to the Directors and Officers of the Company is paid to such individual by the Bank as compensation for all functions performed for the Bank and its subsidiaries. The Company did not set aside or accrue any amount during the year ended December 31, 2005 to provide pension, retirement or similar benefits for Directors and Officers pursuant to any existing plan provided or contributed to by the Company.

Options to Purchase Securities from Registrant

See "History and Development of the Company" under Item 4: INFORMATION ON THE COMPANY above. No options, warrants or rights were granted to any individual with respect to the Common Stock or other securities of the Company.

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

Related Party Transactions

On February 24, 2005 and August 29, 2005, the Company acquired from the Bank, its direct parent, nine pools of Mortgage Loans pursuant to nine Deeds of Sale of Mortgage Loans, dated February 24, 2005, and August 29, 2005 respectively, between the Bank and the Company. During the fiscal year ended December 31, 2005, there were no other material transactions (completed or proposed) to which the Company and any director or officer of the Company, any relative or spouse thereof or the Bank had any direct or indirect material interest.

As of December 31, 2005, the Company has issued Promissory notes to NB Capital, an affiliated company, in the aggregate principal amount of approximately $410 million. The proceeds from the issuance of Promissory notes, in addition to a capital contribution from the Bank, have been used to acquire the Mortgage Loans from the Bank for approximately C$682 million ($587 million). See "History and Development of the Company" under Item 4: INFORMATION ON THE COMPANY above

ITEM 8: FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See page F-1 to F-9 hereto.

Financial statements of

NB FINANCE, LTD.

December 31, 2005, 2004 and 2003

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

We have audited the accompanying balance sheets of NB Finance, Ltd. as of December 31, 2005 and 2004 and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Canada.

Montreal, Canada

March 4, 2006

NB FINANCE, LTD.
Statements of Income and Retained Earnings
years ended December 31, 2005, 2004 and 2003
(in U.S. dollars)
	2005	2004	2003
	$	$	$

Revenue

Interest - mortgage loans	45,162,493	44,186,352	41,734,223
Foreign exchange gain	23,001,482	49,473,127
Amortization of the premium paid or the
discount received on mortgage loans, net	-	926,848	2,349,020
Interest - bank	1,810,982	625,555	400,891
	69,974,957	95,211,882	44,484,134

Expenses
Interest - promissory notes	33,995,506	35,811,136	37,529,935
Change in fair value on derivative financial
instruments	31,273,510	67,287,163	-
Amortization of the premium paid or the
discount received on mortgage loans, net	510,494	-	-
Professional fees	91,933	47,010	36,536
Advisory fees to the parent company	83,333	-	-
Other	9,255	3,596	1,885
	65,964,031	103,148,905	37,568,356

Net income (loss)	4,010,926	(7,937,023)	6,915,778

Retained earnings, beginning of year	17,865,563	25,802,586	18,886,808
Retained earnings, end of year	21,876,489	17,865,563	25,802,586

NB FINANCE, LTD.
Balance Sheets
as at December 31, 2005 and 2004
(in U.S. dollars)
	2005	2004
	$	$

Assets
Cash and cash equivalents	75,953,975	69,318,317
Mortgage loans (Note 3)	586,807,311	600,229,408
Premium paid on mortgage loans (Note 4)	6,277,799	3,967,386
Interest receivable	2,004,617	2,060,747
Prepaid expenses	4,127	4,125
	671,047,829	675,579,983

Liabilities
Promissory notes (Note 5)	409,978,987	409,905,811
Due to an affiliated company (Note 6)	9,680,137	9,474,360
Due to the parent company	12,500	-
Discount received on mortgage loans (Note 4)	4,568,320	2,083,089
Liabilities related to derivative financial instruments	89,976,895	100,708,647
Deferred transition gain on derivative financial instruments	2,540,770	3,174,955
Accounts payable	66,173	20,000
	516,823,782	525,366,862

Shareholder’s equity
Capital stock (Note 7)	12,000	12,000
Contributed surplus	132,335,558	132,335,558
Retained earnings	21,876,489	17,865,563
	154,224,046	150,213,121
	671,047,829	675,579,983

NB FINANCE, LTD.
Statements of Cash Flows
years ended December 31, 2005, 2004 and 2003
(in U.S. dollars)
	2005	2004	2003
	$	$	$
Cash flows from (used in) operating activities
Net income (loss)	4,010,926	(7,937,023)	6,915,778
Item not affecting cash resources
Amortization of the premium paid or the
(discount received) on mortgage loans, net	510,494	(926,848)	(2,349,020)
Amortization of deferred transition gain
on derivative financial instruments	(634,185)	(791,840)	-
Foreign exchange gain	(23,018,648)	(49,405,025)	-
Change in fair value on derivative financial
instruments	(7,947,605)	31,363,757	-

Changes in non-cash operating working capital items
Financial derivative assets and liabilities	-	-	2,125,573
Interest receivable	56,130	288,343	(170,413)
Prepaid expenses	(2)	(4,125)	-
Due to an affiliated company	205,777	(1,637,556)	4,134,609
Accounts payable	46,173	(1,554)	9,159
Due to a parent company	12,500	(3,117,446)	3,117,446
	(26,758,440)	(32,169,317)	13,783,132

Cash flows from (used in) financing activities
Issue of promissory notes	170,774,678	170,612,901	176,972,855
Reimbursements of promissory notes	(170,701,502)	(209,040,546)	(198,485,678)
	73,176	(38,427,645)	(21,512,823)

Cash flows from (used in) investing activities
Increase in mortgage loans	(213,468,347)	(213,266,127)	(221,216,070)
Repayments of mortgage loans	247,110,114	294,041,893	248,107,098
Discount (Premium) on mortgage loans	(320,845)	(589,274)	(2,377,404)
	33,320,922	80,186,492	24,513,624

Net increase in cash and cash equivalents	6,635,658	9,589,530	16,783,933

Cash and cash equivalents, beginning of year	69,318,317	59,728,787	42,944,854
Cash and cash equivalents, end of year	75,953,975	69,318,317	59,728,787

Additional cash flow information
Interest paid	34,093,118	36,189,578	37,755,484

Cash and cash equivalents comprise cash on hand and temporary investments.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2005 and 2004
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

Derivative financial instruments

The Company uses cross currency swaps to manage the currency risk exposure of the mortgage loans. Before 2004, the foreign exchange gains and losses of these instruments were recognized the same way as the foreign exchange gains and losses on the hedged assets in the statement of income. Since 2004, these derivative financial instruments do not qualify for hedge accounting and are carried at fair value as assets or liabilities with changes in fair value recorded in the statement of income.

Income taxes

The Company is not subject to any income taxes on the Bermuda income.

Premium paid or discount received on mortgage loans

The premium paid or discount received on mortgage loans is amortized on a straight-line basis on the residual term of mortgage pools.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2005 and 2004
(in U.S. dollars)

2.	b) Recent accounting standards not yet adopted

Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: “Financial Instruments - Recognition and Measurement,” “Hedges,” and “Comprehensive Income.” The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be recorded in other comprehensive income until realized, at which time they will be recorded in the Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in other comprehensive income until the hedged items are recognized in the Statement of Income.

These new standards will apply to the Company effective January 1, 2007. The impact of implementing these new standards on the Company’s financial statements cannot yet be determined as it is dependent on the Company’s unsettled positions and hedging strategies and on market volatility at the time of transition.

3.	Mortgage loans

The Company acquired mortgage loans expressed in Canadian dollars from National Bank of Canada. The mortgage loans are secured by residential first mortgages and insured by the Canada Mortgage and Housing Corporation.

The mortgage loans have maturity dates varying from January 2006 to January 2015. These loans bear interest at rates ranging from approximately 4.88% to 9.35% with a weighted average rate of 6.74% per annum.

Cross currency swaps with the parent company convert the Canadian dollars exposure of the mortgage loans to U.S. dollars. These swaps are not eligible under the hedge accounting guideline AcG-13.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2005 and 2004
(in U.S. dollars)

3.	Mortgage loans (Continued)

	2005	2004
	$	$

Mortgage loans, beginning of year	600,229,408	633,914,616
Acquisitions	213,468,347	213,266,127
Principal repayments	(247,110,114)	(294,041,893)
Foreign exchange difference	20,219,670	47,090,558
Mortgage loans, end of year	586,807,311	600,229,408

The scheduled principal repayments are as follows:

$
2006	120,190,077
2007	145,036,080
2008	37,012,188
2009	50,329,885
2010	57,633,562
2011	92,516,604
2012	56,421,822
2013	10,728,209
2014	5,511,539
2015	11,427,345

The mortgage loans are insured by the Canada Mortgage and Housing Corporation so that the credit risk is negligible. Moreover, based on the current financial structure, the exposure to interest rate risk is minimal.

4.	Premium paid or discount received on mortgage loans

The premium paid or discount received is amortized on a straight-line basis on the residual term of mortgages acquired. The amortization amounts to an expense of $510,494 in 2005 (revenue of $926,848 in 2004 and a revenue of $2,349,020 in 2003).

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2005 and 2004
(in U.S. dollars)

5.	Promissory notes

The promissory notes are issued to NB Capital Corporation, a wholly-owned subsidiary of the parent company.

	2005	2004
	$	$
Promissory notes, interest rate ranging between 5.49%
and 10.21%, repayable by monthly variable
instalments until January 2015	409,978,987	409,905,811

The scheduled principal repayments for the next ten years are as follows:

	$		$
2006	79,840,304	2011	64,300,710
2007	109,484,543	2012	37,244,565
2008	24,645,507	2013	8,063,924
2009	34,060,036	2014	4,142,782
2010	39,607,180	2015	8,589,436

6.	Transactions with an affiliated company

During the year, the Company incurred interest expenses to NB Capital Corporation in an amount of $33,995,506 ($35,811,136 in 2004 and $37,529,935 in 2003).

The amount due to an affiliated company as at December 31, 2005 and 2004 represents interest and principal reimbursements due on the promissory notes to NB Capital Corporation.

The Company received $1,810,982 ($625,555 in 2004 and $400,891 in 2003) in interest on bank accounts held with National Bank of Canada (International) Limited.

7.	Capital stock

Authorized 12,000 common shares, $1 par value
	2005	2004
	$	$

Issued and fully paid
12,000 common shares	12,000	12,000

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2005 and 2004
(in U.S. dollars)

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

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Assets
Mortgages loans	586,807,311	600,898,338	600,229,408	618,544,013
Liabilities
Promissory notes	(409,978,987)	(422,649,877)	(409,905,811)	(431,272,811)

The cross currency swaps have maturity dates ranging from January 2006 to January 2015 and exchange rates ranging from ($C/$US) 1.20034 to 1.6118.

The following table presents the notional amount of the cross currency swap contracts according to their maturity date:

Notional Amount
$

2006	16,175,391
2007	111,341,343
2009	42,367,108
2011	127,812,462
2012	153,795,905
2015	71,208,491

9.	Reconciliation of Canadian and United States GAAP

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

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2005 and 2004
(in U.S. dollars)

9.	Reconciliation of Canadian and United States GAAP (Continued)

derivative financial instruments that do not qualify for hedge accounting are carried at fair value on the balance sheet with changes in fair value recorded in earnings. The following table reconciles net income (loss) according to Canadian GAAP with net income (loss) according to U.S. GAAP.

	2005	2004	2003
	$	$	$
Net income (loss) per Canadian GAAP	4,010,926	(7,937,023)	6,915,778

Amortization of transitional gain	(634,185)	(791,840)	-
Changes in fair value on derivative financial
instruments	-	-	(10,776,281)

Net income (loss) per U.S. GAAP	3,376,741	(8,728,863)	(3,860,503)

The following table reconciles shareholder’s equity according to Canadian GAAP with shareholder’s equity according to U.S. GAAP.

	2005	2004	2003
	$	$	$
Shareholder’s equity per Canadian GAAP	154,224,046	150,213,121	158,150,144

Transition gain on derivative financial instruments	2,540,770	3,174,955	3,966,795

Shareholder’s equity per U.S. GAAP	156,764,816	153,388,076	162,116,939

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

ITEM 9: THE OFFER AND LISTING

Nature of Company’s Securities

See "History and development of the Company" under Item 4: INFORMATION ON THE COMPANY above. No trading market exists with respect to the securities of the Company. All Common Shares of the Company are held by the Bank.

ITEM 10: ADDITIONAL INFORMATION

Memorandum of Association

NB Finance's Memorandum of Association and bye-laws both became operational on September 3, 1997 and are previously filed on the S-4/F-9 Registration Statement.

Material Contracts

See Item 4: INFORMATION ON THE COMPANY

Exchange Controls and other Limitations Affecting Security Holders

See "History and Development of the Company" under Item 4: INFORMATION ON THE COMPANY above. There are no governmental laws, decrees or regulations in Bermuda or Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to nonresident holders of the Common Stock. Pursuant to the OSFI Order, the Bank will at all times continue to hold all outstanding shares of Common Stock. None of the Company’s Memorandum of Association, Bye-laws or Bermuda law limit the right of nonresident or foreign owners to hold or vote securities.

Taxation

See "History and Development of the Company" under Item 4: INFORMATION ON THE COMPANY above. United States security holders are not subject to any taxes under existing laws and regulations of Bermuda with respect to the Depositary Shares. No tax treaty exists between the United States and Bermuda.

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at prescribed rates at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. NB Finance’s annual reports and some of the other information submitted to the SEC may be accessed through this web site.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Any market risk to which the Company would be exposed would result from fluctuations in: (a) interest rates related to Mortgage Loans and (b) currency exchange rates related to Promissory notes, each affecting the interest payments made by the Company in respect of the Promissory notes. Since the Promissory notes are significantly over collateralized by the Mortgage Loans, interest rate fluctuations should not present significant market risk. The Company expects that the interest and principal generated by the Mortgage Loans should enable full payment by the Company of all of its obligations as they come due. Since the Mortgage Loans are guaranteed by a fixed ratio of exchange predetermined on the date of purchase and applicable until the maturity of the Mortgage Loans pursuant to the Mortgage Loan Assignment Agreements, fluctuations in currency exchange rates should not present significant market risk.

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

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee. The entire Board of Directors performs all functions ordinarily performed by an audit committee. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 16A of Form 20-F and determined that each of Donna Goral and Martin Ouellet satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Ms. Goral and Mr. Ouellet as audit committee financial experts does not make such persons an “expert” for any purpose, impose any duties, obligations or liability on such persons that are greater than those imposed on members of the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Board of Directors.

ITEM 16B: CODE OF ETHICS

On December 23, 2003, the Company adopted a Code of Conduct and Ethics (as an exhibit to this Form 20-F Report) (the “Code”) that applies to all of the Company’s directors, officers and employees (as defined in the Code). A revised version of the the Code was put in place effective June 15, 2006. The Company undertakes to provide a copy of this Code without charge, upon request. Investors may send a request for a copy of the Code in writing to the Company’s assistant secretary at 600 rue De La Gauchetiere West, 27th floor, Montreal, Québec, Canada, H3B 4L2, by certified mail with a self-addressed envelope attached to such request.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Deloitte & Touche LLP’s aggregate fees billed for professional services rendered for the audit services for the 2005 fiscal year were $23,000 compared to $29,000 for 2004. The engagement of Deloitte & Touche LLP for the 2005 fiscal year and the scope of audit were pre-approved by our Board of Directors.

Audit-Related Fees

Deloitte & Touche LLP’s aggregate fees billed for audit-related services amount to $7,500 for the 2005 fiscal year (nil for the 2004 fiscal year). These audit-related services were pre-approved by our Board of Directors.

Tax Fees

There were no tax fees for the fiscal years 2005 or 2004.

The Company’s Board of Directors pre-approves the services - both permitted audit services and permitted non-audit services - of the external auditor before the external auditor is engaged by the Company to render such permitted audit services or permitted non-audit services. The Board of Directors evidences its pre-approval by resolution of the Board of Directors.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17: FINANCIAL STATEMENTS

The Financial Statements contained herein were prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars. The Financial Statements are contained on pages F-1 through F-9 of this Form 20-F.

ITEM 18: FINANCIAL STATEMENTS

See Item 17.

ITEM 19: EXHIBITS

The following documents are filed as part of this report:

Exhibit Number	Description

1.1	Memorandum of Association of NB Finance, Ltd.*

1.2	By-laws of NB Finance, Ltd.*

10.3	Loan Agreement dated as of September 3, 1997 between NB Finance, Ltd. and NB Capital Corporation*

10.5	Deed of Sale of Mortgage Loans dated September 3, 1997 between National Bank of Canada and NB Finance, Ltd.*

10.6	Mortgage Loan Assignment Agreement dated September 3, 1997 among National Bank of Canada, NB Capital Corporation and NB Finance, Ltd.*

10.7	Promissory Notes representing the sixteen hypothecation loans executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.10	Loan Agreement dated as of December 4, 1998 between NB Finance, Ltd. and NB Capital Corporation*

10.12	Deed of Sale of Mortgage Loans dated December 4, 1998 between National Bank of Canada and NB Finance, Ltd.*

10.13(i)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.13(ii)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.14(i)	Promissory Note representing $25,836,597.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.14(ii)	Promissory Note representing $29,880,126.51 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.15	Mortgage Loan Assignment Agreement dated as of September 7, 1999 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.16	Promissory Note representing $85,989,203.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.17	Mortgage Loan Assignment Agreement dated as of April 14, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.18	Promissory Note representing $98,836,341.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.19	Mortgage Loan Assignment Agreement dated as of September 28, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.20	Promissory Note representing $67,323,437.74 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.21	Mortgage Loan Assignment Agreement dated as of January 30, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.22	Promissory Note representing $107,179,964.89 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.23	Mortgage Loan Assignment Agreement dated as of June 12, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.24	Promissory Note representing $121,357,226.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.25	Mortgage Loan Assignment Agreement dated as of September 24, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.26	Promissory Note representing $55,963,732.07 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.27	Mortgage Loan Assignment Agreement dated as of January 29, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.28	Promissory Note representing $71,866,079.87 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.29	Mortgage Loan Assignment Agreement dated as of June 20, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.30	Promissory Note representing $64,221,362.98 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.31	Mortgage Loan Assignment Agreement dated as of December 16, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.32	Promissory Note representing $52,054,168.88 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.33	Promissory Notes representing $70,420,135.45 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.34	Mortgage Loan Assignment Agreement dated as of May 27, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.35	Promissory Notes representing $106,552,720.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.36	Mortgage Loan Assignment Agreement dated as of October 21, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.37	Promissory Note representing $76,053,456.93 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.38	Mortgage Loan Assignment Agreement dated as of April 28, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.39	Promissory Note representing $94,559,444.49 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.40	Mortgage Loan Assignment Agreement dated as of August 26, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.41	Promissory Note representing $73,037,30.00 executed by NB Finance, Ltd. in favor of NB Capital Corporation (1)

10.42	Mortgage Loan Assignment Agreement dated as of February 24, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (2)

10.43	Promissory Note representing $97,736,747.47 executed by NB Finance, Ltd. in favor of NB Capital Corporation (3)

10.44	Mortgage Loan Assignment Agreement dated as of August 29, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (4)

11.1	NB Finance, Ltd. Code of Conduct and Ethics **

12.1	President’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Chief Financial Officer’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Written Statement of Chairman and President Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

13.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

*	As previously filed.
**	As filed herewith.
(1)	Incorporated herein by reference to Exhibit 10.43 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(2)	Incorporated herein by reference to Exhibit 10.42 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(3)	Incorporated herein by reference to Exhibit 10.45 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(4)	Incorporated herein by reference to Exhibit 10.44 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NB FINANCE, LTD.

By:	/s/ Martin Ouellet
Name: Martin Ouellet
Title: President

Dated: June 16, 2006

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum of Association of NB Finance, Ltd.*

1.2	By-laws of NB Finance, Ltd.*

10.3	Loan Agreement dated as of September 3, 1997 between NB Finance, Ltd. and NB Capital Corporation*

10.5	Deed of Sale of Mortgage Loans dated September 3, 1997 between National Bank of Canada and NB Finance, Ltd.*

10.6	Mortgage Loan Assignment Agreement dated September 3, 1997 among National Bank of Canada, NB Capital Corporation and NB Finance, Ltd.*

10.7	Promissory Notes representing the sixteen hypothecation loans executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.10	Loan Agreement dated as of December 4, 1998 between NB Finance, Ltd. and NB Capital Corporation*

10.12	Deed of Sale of Mortgage Loans dated December 4, 1998 between National Bank of Canada and NB Finance, Ltd.*

10.13(i)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.13(ii)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.14(i)	Promissory Note representing $25,836,597.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.14(ii)	Promissory Note representing $29,880,126.51 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.15	Mortgage Loan Assignment Agreement dated as of September 7, 1999 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.16	Promissory Note representing $85,989,203.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.17	Mortgage Loan Assignment Agreement dated as of April 14, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.18	Promissory Note representing $98,836,341.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.19	Mortgage Loan Assignment Agreement dated as of September 28, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.20	Promissory Note representing $67,323,437.74 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.21	Mortgage Loan Assignment Agreement dated as of January 30, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.22	Promissory Note representing $107,179,964.89 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.23	Mortgage Loan Assignment Agreement dated as of June 12, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.24	Promissory Note representing $121,357,226.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.25	Mortgage Loan Assignment Agreement dated as of September 24, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.26	Promissory Note representing $55,963,732.07 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.27	Mortgage Loan Assignment Agreement dated as of January 29, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.28	Promissory Note representing $71,866,079.87 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.29	Mortgage Loan Assignment Agreement dated as of June 20, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.30	Promissory Note representing $64,221,362.98 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.31	Mortgage Loan Assignment Agreement dated as of December 16, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.32	Promissory Note representing $52,054,168.88 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.33	Promissory Notes representing $70,420,135.45 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.34	Mortgage Loan Assignment Agreement dated as of May 27, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.35	Promissory Notes representing $106,552,720.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.36	Mortgage Loan Assignment Agreement dated as of October 21, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.37	Promissory Note representing $76,053,456.93 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.38	Mortgage Loan Assignment Agreement dated as of April 28, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.39	Promissory Note representing $94,559,444.49 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.40	Mortgage Loan Assignment Agreement dated as of August 26, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.41	Promissory Note representing $73,037,30.00 executed by NB Finance, Ltd. in favor of NB Capital Corporation (1)

10.42	Mortgage Loan Assignment Agreement dated as of February 24, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (2)

10.43	Promissory Note representing $97,736,747.47 executed by NB Finance, Ltd. in favor of NB Capital Corporation (3)

10.44	Mortgage Loan Assignment Agreement dated as of August 29, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (4)

11.1	NB Finance, Ltd. Code of Conduct and Ethics **

12.1	President’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Chief Financial Officer’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Written Statement of Chairman and President Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

13.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

*	As previously filed.
**	As filed herewith.
(1)	Incorporated herein by reference to Exhibit 10.43 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(2)	Incorporated herein by reference to Exhibit 10.42 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(3)	Incorporated herein by reference to Exhibit 10.45 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(4)	Incorporated herein by reference to Exhibit 10.44 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.