Form 20-F/A
period 2005-12-31
NB FINANCE LTD
filed 2006-08-16
CIK 1056861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Amendment No. 1 to
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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3: KEY INFORMATION

Selected Financial Data

(Per Canadian GAAP)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Statement of Income Data:
Operating revenues	$69,974,957	$95,211,882	$44,484,134	$43,385,203	$41,962,693
Income (loss) from Continuing Operations	$4,010,926	($7,937,023)	$6,915,778	$6,117,624	$5,136,962
Net income (loss)	$4,010,926	($7,937,023)	$6,915,778	$6,117,624	$5,136,962
Income (loss) from Continuing Operations per Common Share	$334.24	($661.42)	$576.32	$509.80	$428.08
Balance Sheet Data:
Total assets	$671,047,829	$675,579,983	$700,113,693	$635,586,789	$579,818,559
Total liabilities	$516,823,782	$525,366,862	$541,963,549	$484,352,423	$434,701,817
Shareholder’s Equity	$154,224,047	$150,213,121	$158,150,144	$151,234,366	$145,116,742
Capital Stock	$12,000	$12,000	$12,000	$12,000	$12,000
Number of Shares	12,000	12,000	12,000	12,000	12,000
Cash Dividends Declared per Common Share	N/A	N/A	N/A	N/A	N/A

(Per U.S.GAAP)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Statement of Income Data:
Operating revenues	$69,340,772	$94,420,042	$44,484,134	$43,385,203	$41,962,693
Income (loss) from Continuing Operations	$3,376,741	($8,728,863)	($3,860,503)	$6,117,624	$5,136,962
Net income (loss)	$3,376,741	($8,728,863)	($3,860,503)	$6,117,624	$5,136,962
Income (loss) from Continuing Operations per Common Share	$281.40	($727.41)	($321.71)	$509.80	$428.08
Balance Sheet Data:
Total assets	$671,047,829	$675,579,983	$700,113,693	$635,586,789	$579,818,559
Total liabilities	$514,283,012	$522,191,907	$537,996,754	$484,352,423	$434,701,817
Shareholder’s Equity	$156,764,817	$153,388,076	$162,116,939	$151,234,366	$145,116,742
Capital Stock	$12,000	$12,000	$12,000	$12,000	$12,000
Number of Shares	12,000	12,000	12,000	12,000	12,000
Cash Dividends Declared per Common Share	N/A	N/A	N/A	N/A	N/A

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

NB FINANCE, LTD.
Balance Sheets
as at December 31, 2005 and 2004
(in U.S. dollars)
	2005	2004
	$	$

Assets
Cash and cash equivalents	75,953,975	69,318,317
Mortgage loans (Note 3)	586,807,311	600,229,408
Premium paid on mortgage loans (Note 4)	6,277,799	3,967,386
Interest receivable	2,004,617	2,060,747
Prepaid expenses	4,127	4,125
	671,047,829	675,579,983

Liabilities
Promissory notes (Note 5)	409,978,987	409,905,811
Due to an affiliated company (Note 6)	9,680,137	9,474,360
Due to the parent company	12,500	-
Discount received on mortgage loans (Note 4)	4,568,320	2,083,089
Liabilities related to derivative financial instruments	89,976,895	100,708,647
Deferred transition gain on derivative financial instruments	2,540,770	3,174,955
Accounts payable	66,173	20,000
	516,823,782	525,366,862

Shareholder’s equity
Capital stock (Note 7)	12,000	12,000
Contributed surplus	132,335,558	132,335,558
Retained earnings	21,876,489	17,865,563
	154,224,047	150,213,121
	671,047,829	675,579,983

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

	2005	2004	2003
	$	$	$
Net income (loss) per Canadian GAAP	4,010,926	(7,937,023)	6,915,778

Amortization of transitional gain	(634,185)	(791,840)	-
Changes in fair value on derivative financial
instruments	-	-	(10,776,281)

Net income (loss) per U.S. GAAP	3,376,741	(8,728,863)	(3,860,503)

The following table reconciles shareholder’s equity according to Canadian GAAP with shareholder’s equity according to U.S. GAAP.

	2005	2004	2003
	$	$	$
Shareholder’s equity per Canadian GAAP	154,224,047	150,213,121	158,150,144

Transition gain on derivative financial instruments	2,540,770	3,174,955	3,966,795

Shareholder’s equity per U.S. GAAP	156,764,817	153,388,076	162,116,939

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

ITEM 16B: CODE OF ETHICS

On December 23, 2003, the Company adopted a Code of Conduct and Ethics (as an exhibit to this Form 20-F Report) (the “Code”) that applies to all of the Company’s directors, officers and employees (as defined in the Code). A revised version of the the Code was put in place effective June 15, 2006. The Company undertakes to provide a copy of this Code without charge, upon request. Investors may send a request for a copy of the Code in writing to the Company’s assistant secretary at 600 rue de La Gauchetière West, 27th floor, Montreal, Québec, Canada, H3B 4L2, by certified mail with a self-addressed envelope attached to such request.

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

ITEM 18: FINANCIAL STATEMENTS

See Item 17.

ITEM 19: EXHIBITS

The following documents are filed as part of this report:

Exhibit Number	Description

1.1	Memorandum of Association of NB Finance, Ltd.*

1.2	By-laws of NB Finance, Ltd.*

10.3	Loan Agreement dated as of September 3, 1997 between NB Finance, Ltd. and NB Capital Corporation*

10.5	Deed of Sale of Mortgage Loans dated September 3, 1997 between National Bank of Canada and NB Finance, Ltd.*

10.6	Mortgage Loan Assignment Agreement dated September 3, 1997 among National Bank of Canada, NB Capital Corporation and NB Finance, Ltd.*

10.7	Promissory Notes representing the sixteen hypothecation loans executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.10	Loan Agreement dated as of December 4, 1998 between NB Finance, Ltd. and NB Capital Corporation*

10.12	Deed of Sale of Mortgage Loans dated December 4, 1998 between National Bank of Canada and NB Finance, Ltd.*

10.13(i)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.13(ii)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.14(i)	Promissory Note representing $25,836,597.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.14(ii)	Promissory Note representing $29,880,126.51 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.15	Mortgage Loan Assignment Agreement dated as of September 7, 1999 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.16	Promissory Note representing $85,989,203.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.17	Mortgage Loan Assignment Agreement dated as of April 14, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.18	Promissory Note representing $98,836,341.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.19	Mortgage Loan Assignment Agreement dated as of September 28, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.20	Promissory Note representing $67,323,437.74 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.21	Mortgage Loan Assignment Agreement dated as of January 30, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.22	Promissory Note representing $107,179,964.89 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.23	Mortgage Loan Assignment Agreement dated as of June 12, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.24	Promissory Note representing $121,357,226.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.25	Mortgage Loan Assignment Agreement dated as of September 24, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.26	Promissory Note representing $55,963,732.07 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.27	Mortgage Loan Assignment Agreement dated as of January 29, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.28	Promissory Note representing $71,866,079.87 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.29	Mortgage Loan Assignment Agreement dated as of June 20, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.30	Promissory Note representing $64,221,362.98 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.31	Mortgage Loan Assignment Agreement dated as of December 16, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.32	Promissory Note representing $52,054,168.88 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.33	Promissory Notes representing $70,420,135.45 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.34	Mortgage Loan Assignment Agreement dated as of May 27, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.35	Promissory Notes representing $106,552,720.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.36	Mortgage Loan Assignment Agreement dated as of October 21, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.37	Promissory Note representing $76,053,456.93 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.38	Mortgage Loan Assignment Agreement dated as of April 28, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.39	Promissory Note representing $94,559,444.49 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.40	Mortgage Loan Assignment Agreement dated as of August 26, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.41	Promissory Note representing $73,037,30.00 executed by NB Finance, Ltd. in favor of NB Capital Corporation (1)

10.42	Mortgage Loan Assignment Agreement dated as of February 24, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (2)

10.43	Promissory Note representing $97,736,747.47 executed by NB Finance, Ltd. in favor of NB Capital Corporation (3)

10.44	Mortgage Loan Assignment Agreement dated as of August 29, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (4)

11.1	NB Finance, Ltd. Code of Conduct and Ethics *

12.1	President’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Chief Financial Officer’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Written Statement of Chairman and President Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

13.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

*	As previously filed.
**	As filed herewith.
(1)	Incorporated herein by reference to Exhibit 10.43 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(2)	Incorporated herein by reference to Exhibit 10.42 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(3)	Incorporated herein by reference to Exhibit 10.45 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(4)	Incorporated herein by reference to Exhibit 10.44 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

NB FINANCE, LTD.

By:	/s/ Martin Ouellet
Name: Martin Ouellet
Title: President

Dated: August 16, 2006

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum of Association of NB Finance, Ltd.*

1.2	By-laws of NB Finance, Ltd.*

10.3	Loan Agreement dated as of September 3, 1997 between NB Finance, Ltd. and NB Capital Corporation*

10.5	Deed of Sale of Mortgage Loans dated September 3, 1997 between National Bank of Canada and NB Finance, Ltd.*

10.6	Mortgage Loan Assignment Agreement dated September 3, 1997 among National Bank of Canada, NB Capital Corporation and NB Finance, Ltd.*

10.7	Promissory Notes representing the sixteen hypothecation loans executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.10	Loan Agreement dated as of December 4, 1998 between NB Finance, Ltd. and NB Capital Corporation*

10.12	Deed of Sale of Mortgage Loans dated December 4, 1998 between National Bank of Canada and NB Finance, Ltd.*

10.13(i)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.13(ii)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.14(i)	Promissory Note representing $25,836,597.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.14(ii)	Promissory Note representing $29,880,126.51 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.15	Mortgage Loan Assignment Agreement dated as of September 7, 1999 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.16	Promissory Note representing $85,989,203.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.17	Mortgage Loan Assignment Agreement dated as of April 14, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.18	Promissory Note representing $98,836,341.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.19	Mortgage Loan Assignment Agreement dated as of September 28, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.20	Promissory Note representing $67,323,437.74 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.21	Mortgage Loan Assignment Agreement dated as of January 30, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.22	Promissory Note representing $107,179,964.89 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.23	Mortgage Loan Assignment Agreement dated as of June 12, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.24	Promissory Note representing $121,357,226.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.25	Mortgage Loan Assignment Agreement dated as of September 24, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.26	Promissory Note representing $55,963,732.07 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.27	Mortgage Loan Assignment Agreement dated as of January 29, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.28	Promissory Note representing $71,866,079.87 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.29	Mortgage Loan Assignment Agreement dated as of June 20, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.30	Promissory Note representing $64,221,362.98 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.31	Mortgage Loan Assignment Agreement dated as of December 16, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.32	Promissory Note representing $52,054,168.88 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.33	Promissory Notes representing $70,420,135.45 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.34	Mortgage Loan Assignment Agreement dated as of May 27, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.35	Promissory Notes representing $106,552,720.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.36	Mortgage Loan Assignment Agreement dated as of October 21, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.37	Promissory Note representing $76,053,456.93 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.38	Mortgage Loan Assignment Agreement dated as of April 28, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.39	Promissory Note representing $94,559,444.49 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.40	Mortgage Loan Assignment Agreement dated as of August 26, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.41	Promissory Note representing $73,037,30.00 executed by NB Finance, Ltd. in favor of NB Capital Corporation (1)

10.42	Mortgage Loan Assignment Agreement dated as of February 24, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (2)

10.43	Promissory Note representing $97,736,747.47 executed by NB Finance, Ltd. in favor of NB Capital Corporation (3)

10.44	Mortgage Loan Assignment Agreement dated as of August 29, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (4)

11.1	NB Finance, Ltd. Code of Conduct and Ethics *

12.1	President’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Chief Financial Officer’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Written Statement of Chairman and President Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

13.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

*	As previously filed.
**	As filed herewith.
(1)	Incorporated herein by reference to Exhibit 10.43 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(2)	Incorporated herein by reference to Exhibit 10.42 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(3)	Incorporated herein by reference to Exhibit 10.45 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.
(4)	Incorporated herein by reference to Exhibit 10.44 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2006.