Form 20-F
period 2006-12-31
NB FINANCE LTD
filed 2007-06-29
CIK 1056861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

or

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Date of event requiring this shell company report ____________________.
For the transition period from _______________ to _______________.

Commission file number 333-49153-02.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days :
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
Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

From time to time, NB Finance, Ltd. (the "Company" or "NB Finance") makes written and oral forward-looking statements, included in this annual report on form 20-F for filling with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions that involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Company’s control, which include, but are not limited to, changes in North American and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Company operates, technological changes, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Company’s anticipation of and success in managing the risks implied by the foregoing.

The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who intend to base investment decisions on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company therefore cautions readers not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3: KEY INFORMATION

Selected Financial Data

(Per Canadian GAAP)

	Year Ended December 31, 2006	Year Ended December 31, 2005		Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Statement of Income Data:
Operating revenues	$43,917,560	$67,190,810	(*)	$95,211,882	$44,484,134	$43,385,203
Income (loss) from Continuing Operations	$11,884,249	$4,010,926		($7,937,023)	$6,915,778	$6,117,624
Net income (loss)	$11,884,249	$4,010,926		($7,937,023)	$6,915,778	$6,117,624
Income (loss) from Continuing Operations per Common Share	$990.35	$334.24		($661.42)	$576.32	$509.80
Balance Sheet Data:
Total assets	$607,930,510	$671,047,829		$675,579,983	$700,113,693	$635,586,789
Total liabilities	$441,822,214	$516,823,782		$525,366,862	$541,963,549	$484,352,423
Shareholder’s Equity	$166,108,296	$154,224,047		$150,213,121	$158,150,144	$151,234,366
Capital Stock	$12,000	$12,000		$12,000	$12,000	$12,000
Number of Shares	12,000	12,000		12,000	12,000	12,000
Cash Dividends Declared per Common Share	N/A	N/A		N/A	N/A	N/A

ITEM 3: KEY INFORMATION (continued)

(Per U.S.GAAP)

	Year Ended December 31, 2006	Year Ended December 31, 2005		Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Statement of Income Data:
Operating revenues	$42,700,646	$66,556,625	(*)	$94,420,042	$44,484,134	$43,385,203
Income (loss) from Continuing Operations	$10,667,335	$3,376,741		($8,728,863)	$(3,860,503)	$6,117,624
Net income (loss)	$10,667,335	$3,376,741		($8,728,863)	$(3,860,503)	$6,117,624
Income (loss) from Continuing Operations per Common Share	$888.95	$281.40		($727.41)	($321.71)	$509.80
Balance Sheet Data:
Total assets	$607,930,510	$671,047,829		$675,579,983	$700,113,693	$635,586,789
Total liabilities	$440,498,358	$514,283,012		$522,191,907	$537,996,754	$484,352,423
Shareholder’s Equity	$167,432,152	$156,764,817		$153,388,076	$162,116,939	$151,234,366
Capital Stock	$12,000	$12,000		$12,000	$12,000	$12,000
Number of Shares	12,000	12,000		12,000	12,000	12,000
Cash Dividends Declared per Common Share	N/A	N/A		N/A	N/A	N/A

  (*) Restated. See financial statements.

Exchange Rate

References to $ are to United States dollars; references to C$ are to Canadian dollars. As of December 31, 2006, the Canadian dollar exchange rate was C$1.1654 = $1.00 and certain amounts stated herein reflect such exchange rate. The exchange rates were obtained from the Bank of Canada. All financial statements are denominated in United States dollars.

	Exchange Rate in $C to $1
	High	Low

July 2006	1.1413	1.1068
August 2006	1.1307	1.1053
September 2006	1.1287	1.1045
October 2006	1.1404	1.1152
November 2006	1.1473	1.1290
December 2006	1.1654	1.1403

Year Average in $C to $1
December 2001	1.54841633
December 2002	1.57035976
December 2003	1.40146175
December 2004	1.30152024
December 2005	1.21163240
December 2006	1.13409360

ITEM 3: KEY INFORMATION (continued)

Risk Factors

There are no risk factors relevant to the Company other than those associated with servicing and administering Mortgage Loans insured by Canada Mortgage and Housing Corporation, an agency of the Government of Canada ("CMHC").

Risk, in all its form, must be rigorously managed. That means it must be identified, measured and controlled to ensure that the Company operations yield an adequate return for the level of risk assumed.

The Company uses derivatives in its own risk to manage the United States - Canadian dollar exchange rate risk by using derivatives financial instruments as cross currency swaps. All derivatives are recorded on the balance sheet at fair value. Derivative transactions are expressed in terms of notional amounts, which serve as a point of reference for calculating payments. Notional amounts are not presented on the balance sheet and do not reflect the credit risk related to the derivative financial instruments.

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

The Company was incorporated on September 3, 1997 under the Bermuda Companies Act 1981. The Company does not have any subsidiaries. The Company's business objective is to acquire residential first mortgages insured by CMHC, that are secured by real property located in Canada and to issue obligations secured by such real property (the "Promissory notes") and other similar obligations to NB Capital Corporation ("NB Capital"), an affiliated company. The Promissory notes currently consist of fifty-three hypothecation loans issued to NB Capital by the Company that have recourse only to the Mortgage Loans. Hypothecation loans are loans secured by the pledge of mortgages as security therefor. The Mortgage Loans consist of fifty-three pools of, at December 31, 2006, an aggregate of 10,036 CMHC-insured residential first mortgages. Pursuant to an order (the "OSFI Order"), dated September 2, 1997, of the Office of the Superintendent of Financial Institutions Canada, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto. The Company’s registered offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

As of December 31, 2006, the Company has issued Promissory notes to NB Capital in the aggregate principal amount of approximately $381 million. The proceeds from the issuance of the Promissory notes, in addition to a capital contribution from the Bank, have been used to acquire the Mortgage Loans from the Bank for approximately C$597 million ($512 million). Accordingly, as of December 31, 2006, the Promissory notes were overcollateralized by $131 million. The Company has acquired all or substantially all of such Mortgage Loans from the Bank and/or affiliates of the Bank on terms comparable to those that could be obtained by the Company if such Mortgage Loans were purchased from unrelated parties. As of the date of this Form 20-F, the Company has not entered into any agreements with any third parties with respect to the purchase of Mortgage Loans.

ITEM 4: INFORMATION ON THE COMPANY (continued)

The Company and NB Capital have entered into separate Mortgage Loan Assignment Agreements (together, the "Mortgage Loan Assignment Agreements") (See Item 19, Exhibits 10.45 to 10.48) pursuant to which the Company assigned its entire right, title and interest in, to and under the Mortgage Loans to NB Capital and permitted NB Capital to administer, perform and enforce the Mortgage Loans. Accordingly, no interest or principal payments with respect to the Mortgage Loans are made directly to the Company. Pursuant to a Servicing Agreement originally dated September 3, 1997 and all subsequent amendments, between NB Capital and the Bank (the "Servicing Agreement"), the Mortgage Loans are serviced by the Bank.

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

ITEM 4: INFORMATION ON THE COMPANY (continued)

Description of the Promissory notes

The Promissory notes issued by the Company to NB Capital are comprised of fifty-three hypothecation loans. As of December 31, 2006, the principal amount of the Promissory notes liability was approximately $381 million. Each of the fifty-three hypothecation loans comprising the Promissory notes issued by the Company is secured by a pool of Mortgage Loans. As of December 31, 2006, there were 10,036 Mortgage Loans in an aggregate amount of approximately C$597 million ($512 million). The value of each pool of Mortgage Loans comprising the Mortgage Loans exceeds the principal amount of the hypothecation loan that it secures. Accordingly, the Mortgage Assets issued by the Company are overcollateralized by the Mortgage Loans. The aggregate amount of such overcollateralization is, as of December 31, 2006, approximately $131 million. NB Capital acquired the Promissory notes issued by the Company pursuant to the terms of certain loan agreements.

Each Promissory note issued by the Company is recourse only to the Mortgage Loans securing such Promissory note. Each pool of Mortgage Loans is comprised of entirely CMHC-insured residential first mortgages. Each Promissory note issued by the Company is further secured by the residential real properties underlying such CMHC-insured residential first mortgages. Such residential real properties are located primarily in Quebec, Ontario and New Brunswick. Since the Mortgage Loans are insured, the Company expects little or no loss of principal or interest. However, CMHC insurance does not guarantee timely payment of interest and principal. The Promissory notes have maturities ranging from January 2007 to January 2015. The Promissory notes pay interest at rates ranging from 5.00% to 10.15%, with an average rate of approximately 7.03% per annum.

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

ITEM 4: INFORMATION ON THE COMPANY (continued)

Advisory Agreement

The Company entered into the Advisory Agreement with the Bank to administer the day-to-day operations and affairs of the Company. The Bank shall, among other things, (i) monitor the credit quality of the real estate mortgage assets acquired, managed, financed, held and/or disposed of by the Company and (ii) advise the Company with respect to the acquisition, management, financing and disposition of the Company’s real estate mortgage assets. The Bank may, with the approval of a majority of the Board of Directors, subcontract all or a portion of its obligations under the Advisory Agreement to one or more related or unrelated third parties. The Bank will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from any of its obligations under the Advisory Agreement. As of the date of this Form 20-F, the Bank has not subcontracted any of its obligations under the Advisory Agreement.

The Advisory Agreement was entered into on May 11, 2004 for an initial term of one year, and has been renewed every year for additional one-year periods. The last renewal was dated June 15, 2006 and its expiration date is June 14, 2007. The next renewal is expected to occur on June 14, 2007. The Company may terminate the Advisory Agreement at any time upon 60 days’ prior written notice. The Bank received an advisory fee equal to $50,000 for fiscal year 2006 and is entitled to receive $50,000 for fiscal year 2007, payable in equal quarterly installments with respect to the advisory and management services provided by it to the Company.

Description of Property

The registered offices of the Company are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company neither owns nor leases any properties.

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

Operating Results

Net income from continuing operations for the year ended December 31, 2006 was $11,884,249, which represents an increase of $7,873,323 or 196.30% over the year ended December 31, 2005 when the gain from continuing operations was $4,010,926, which represented an increase of $11,947,949 or 150.53% over the year ended December 31, 2004. The increase for 2006 was principally attributable to a reduction of the change in fair value on derivative financial instruments of $27,055,670 which was offset by a reduction of the foreign exchange gain on mortgage loans transactions of $19,985,437 which were recognized in 2006. Revenues for the year ended December 31, 2006, December 31, 2005 and December 31, 2004, were $43,917,560, $67,190,810 and $95,211,882, respectively. The decrease from year to year is due to the foreign exchange gain.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Ninety-two percent of revenues were derived from the Mortgage Loans. The Promissory notes issued by the Company are collateralized by the Mortgage Loans that consist of fifty-three pools of CMHC-insured residential first mortgages and which are secured by real property located in Canada. The remaining balance of the revenues for the year ended December 31, 2006, December 31, 2005 and December 31, 2004 resulted from a foreign exchange gain on mortgage loans transactions of $231,898, $20,217,335 and $49,473,127 respectively, bank interest and amortization of the discount received on the purchase of mortgage loans of $3,245,721, $1,810,982 and $1,552,403 respectively.

Expenses for the year ended December 31, 2006, December 31, 2005 and December 31, 2004 totaled $32,033,311, $63,179,884 and $103,148,905, respectively, of which $30,546,845, $33,995,506 and $35,811,136, respectively, represent interest on Promissory notes. As well, during the year ended December 31, 2006, December 31, 2005 and December 31, 2004, losses of $1,433,693, $28,489,363 and $67,287,163 respectively were recorded related to the valuation of derivative financial instruments at their fair value.

During the year ended December 31, 2006, no dividend was authorized on the Company’s Common Stock.

Liquidity and Capital Resources

The Company's revenues are primarily derived from its Mortgage Loans. The Company's principal short-term liquidity needs are, with respect to the Promissory notes, to pay principal when due (maturity dates range between January 2007 to January 2015) and monthly interest payments. Pursuant to the OSFI Order, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto.

As of December 31, 2006, approximately $381 million of Promissory notes issued by the Company were overcollateralized by approximately C$597 million ($512 million) of Mortgage Loans. The Company believes that the amounts generated from the payment of interest and principal on such Mortgage Loans will provide more than sufficient funds to make full payments with respect to the Promissory notes issued by the Company and sufficient funds to meet its operating expenses. Pursuant to the Mortgage Loan Assignment Agreements, all payments made in respect of the Mortgage Loans are made to NB Capital (through the Bank as servicer under the Servicing Agreement). Any such amount in excess of the amount due and payable on the Promissory notes is remitted to the Company and used to fund the acquisition of additional Mortgage Loans.

The Company does not require any capital resources for its operations and, therefore, it is not expected to acquire any capital assets in the foreseeable future.

Critical Accounting Policies

A summary of the significant accounting policies used by the Company is presented in Note 2 to the financial statements included in this report. Certain of these accounting policies are considered significant because they are important to the presentation of the Company’s financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the financial statements of NB Finance.

The Company records at fair value derivative financial instruments. Changes in unrealized gains and losses are recorded in the statement of income. Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act, based on quoted market prices. If quoted market prices are not available, fair value is determined using estimates. The valuation techniques used to make these estimates consider current market prices, the contractual prices of underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Off-Balance Sheet Arrangements

Notes 2, 8 and 9 to the financial statements included in this form 20-F on pages F-1 through F-9 discuss the Company’s off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Promissory notes are issued to NB Capital, a wholly-owned subsidiary of the Bank.

Payments due by period
		Less			More
		than 1	1-3	3-5	than 5
	Total	year	years	years	years

Promissory notes	$380,522,681	$186,717,983	$68,971,690	$77,887,253	$46,945,755

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Officers

The Board of Directors of the Company consists of the individuals set forth below. The Company currently has five executive officers, five officers and no employees. The Company does not anticipate that it will require any employees.

The following table sets forth the Company’s directors and executive officers as at December 31, 2006:

Name	Age	Position and Offices Held	Director Since
Donna Goral	49	Director, Vice-President	May 2001
Martin Ouellet	53	Director, President	November 1997
Monique Baillergeau	48	Director	May 2003
Vincent Lima	49	Director	May 2006
Jean Dagenais	48	Chief Financial Officer	N/A

Allison L. Smith (Secretary), Michael Ashford (Assistant Secretary), Martin-Pierre Boulianne (Assistant Secretary), Vanessa Fontana (Assistant Secretary) and Valérie Pelletier (Assistant Secretary) are the other officers of the Company.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES (continued)

As of March 21, 2006, Ms. Goral was elected President and Chairman of the Board of NB Capital Corporation. She is also a director of NB Finance and holds the position of Vice-President - Taxation, USA Operations for the Bank since 1992. Ms. Goral’s prior tax experience includes positions with KPMG Peat Marwick and Ernst & Whinney. She is a Certified Public Accountant (CPA) and a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Mr. Lima was appointed Director of NB Capital in March 2006 and Director of NB Finance in May 2006. He joined the Bank in December 1987, and over the years has held several positions such as Assistant Controller, Assistant Vice President/Credit Analyst - Commercial Financing Group, and Vice President - Cross Border Financing Group. He started his career in 1978 with a major international bank in the Money Transfer/Cash Management Dept., and over the years has held various positions in both operations and accounting with various international banks.

Ms. Baillergeau was appointed Director of NB Capital and NB Finance in May 2003. She has been with the Bank’s New York branch since February 1986. In 1998, she was assigned to manage the Operations of the London branch. In May 2003, she accepted the position of Vice President in charge of Operations and Administration in New York.

Mr. Dagenais joined the Bank in 1990 as Manager and Chief Accountant. In 1997, he was promoted to Vice-President. As such, he is responsible for the preparation of the Bank’s consolidated financial statements as well as other financial information presented to management, shareholders and regulatory authorities. He began his career in 1980 as external auditor with a major international accounting firm. From 1985 to 1990, he held various positions in accounting and financial reporting with large corporations. He studied at the University of Sherbrooke, where he obtained a Bachelor in Administration. He was admitted to the Order of Certified Management Accountants in 1982 and to the Order of Chartered Accountants in 1983.

Mr. Ouellet has been an employee of the Bank since 1980. He has held different positions within the Treasury and Financial Markets division of the Bank. Recently, he has acted as the Senior Vice-President and Treasurer, responsible for Asset and Liability Management, funding and liquidity management. He is a Director and the President of NB Finance.

Compensation of Directors and Officers

The Company is a wholly owned subsidiary of the Bank. Each Director and Officer of the Company is also an employee of the Bank, except for Michael Ashford and Allison L. Smith. The Company did not pay any form of compensation to its Officers or Directors for the year ended December 31, 2006. Any compensation paid to the Directors and Officers of the Company is paid to such individual by the Bank as compensation for all functions performed for the Bank and its subsidiaries. The Company did not set aside or accrue any amount during the year ended December 31, 2006 to provide pension, retirement or similar benefits for Directors and Officers pursuant to any existing plan provided or contributed to by the Company. In addition, there are no benefits payable on termination for any directors and officers.

Options to Purchase Securities from Registrant

See "History and Development of the Company" under Item 4: INFORMATION ON THE COMPANY above. No options, warrants or rights were granted to any individual with respect to the Common Stock or other securities of the Company.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES (continued)

Audit Committee

The Company does not have an audit committee. As a result, all functions ordinarily performed by an audit committee are performed by the entire Board of Directors. There are no committees of the Board of Directors.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Control of the Company

The Company is a wholly-owned subsidiary of the Bank. Pursuant to the OSFI Order, the Bank will at all times continue to hold all outstanding shares of Common Stock. The Common Stock is the only outstanding voting security of the Company. The Common Stock is not registered with the SEC. There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

On February 22, 2006 and August 17, 2006, the Company acquired from the Bank, its direct parent, nine pools of Mortgage Loans pursuant to nine Deeds of Sale of Mortgage Loans, dated February 22, 2006, and August 17, 2006 respectively, between the Bank and the Company. During the fiscal year ended December 31, 2006, there were no other material transactions (completed or proposed) to which the Company and any director or officer of the Company, any relative or spouse thereof or the Bank had any direct or indirect material interest.

As of December 31, 2006, the Company has issued Promissory notes to NB Capital, an affiliated company, in the aggregate principal amount of approximately $381 million. The proceeds from the issuance of Promissory notes, in addition to a capital contribution from the Bank, have been used to acquire the Mortgage Loans from the Bank for approximately C$597 million ($512 million). See "History and Development of the Company" under Item 4: INFORMATION ON THE COMPANY above.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS (continued)

As of December 31, 2004, the Company has issued Promissory notes to NB Capital, an affiliated company, in the aggregate principal amount of approximately $410 million. The proceeds from the issuance of Promissory notes, in addition to a capital contribution from the Bank, have been used to acquire the Mortgage Loans from the Bank for approximately C$721 million ($600 million).

ITEM 8: FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See page F-1 to F-9 hereto.

Financial statements of

NB FINANCE, LTD.

December 31, 2006, 2005 and 2004

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

We have audited the accompanying balance sheets of NB Finance, Ltd. as of December 31, 2006 and 2005 and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Canada.

As described in Note 2c) to the financial statements, the accompanying financial statements for the year ended December 31, 2005 have been restated.

/s/ Deloitte & Touche LLP
Montreal, Canada

June 14, 2007

Member of Deloitte Touche Tohmatsu

NB FINANCE, LTD.
Statements of Income and Retained Earnings
years ended December 31, 2006, 2005 and 2004
(in U.S. dollars)

		Restated
	2006	2005	2004
	$	$	$

Revenue

Interest - mortgage loans	40,439,941	45,162,493	44,186,352
Foreign exchange gain	231,898	20,217,335	49,473,127
Amortization of the premium paid or the
discount received on mortgage loans, net	55,375	-	926,848
Interest - bank	3,190,346	1,810,982	625,555
	43,917,560	67,190,810	95,211,882

Expenses
Interest - promissory notes	30,546,845	33,995,506	35,811,136
Change in fair value on derivative financial
instruments	1,433,693	28,489,363	67,287,163
Amortization of the premium paid or the
discount received on mortgage loans, net	-	510,494	-
Professional fees	25,000	91,933	47,010
Advisory fees to the parent company	50,000	83,333	-
Other	(22,227)	9,255	3,596
	32,033,311	63,179,884	103,148,905

Net income (loss)	11,884,249	4,010,926	(7,937,023)

Retained earnings, beginning of year	21,876,489	17,865,563	25,802,586
Retained earnings, end of year	33,760,738	21,876,489	17,865,563

NB FINANCE, LTD.
Balance Sheets
as at December 31, 2006 and 2005
(in U.S. dollars)

	2006	2005
	$	$

Assets
Cash and cash equivalents	90,256,712	75,953,975
Mortgage loans (Note 3)	512,225,046	586,807,311
Premium paid on mortgage loans (Note 4)	3,759,545	6,277,799
Interest receivable	1,685,082	2,004,617
Prepaid expenses	4,125	4,127
	607,930,510	671,047,829

Liabilities
Promissory notes (Note 5)	380,522,681	409,978,987
Due to an affiliated company (Note 6)	8,800,848	9,680,137
Due to the parent company	12,500	12,500
Discount received on mortgage loans (Note 4)	4,042,931	4,568,320
Liabilities related to derivative financial instruments	47,094,398	89,976,895
Deferred transition gain on derivative financial instruments	1,323,856	2,540,770
Accounts payable	25,000	66,173
	441,822,214	516,823,782

Shareholder’s equity
Capital stock (Note 8)	12,000	12,000
Contributed surplus	132,335,558	132,335,558
Retained earnings	33,760,738	21,876,489
	166,108,296	154,224,047
	607,930,510	671,047,829

NB FINANCE, LTD.
Statements of Cash Flows
years ended December 31, 2006, 2005 and 2004
(in U.S. dollars)

		Restated
	2006	2005	2004
	$	$	$
Cash flows from (used in) operating activities
Net income (loss)	11,884,249	4,010,926	(7,937,023)
Item not affecting cash resources
Amortization of the (discount received) or the
premium paid on mortgage loans, net	(55,375)	510,494	(926,848)
Amortization of deferred transition gain
on derivative financial instruments	(1,216,914)	(634,185)	(791,840)
Foreign exchange gain	(1,455,510)	(20,234,501)	(49,405,025)
Change in fair value on derivative financial
instruments	(42,882,497)	(10,731,752)	31,363,757

Changes in non-cash operating working capital items
Interest receivable	319,535	56,130	288,343
Prepaid expenses	2	(2)	(4,125)
Due to an affiliated company	(879,289)	205,777	(1,637,556)
Accounts payable	(41,173)	46,173	(1,554)
Due to a parent company	-	12,500	(3,117,446)
	(34,326,972)	(26,758,440)	(32,169,317)

Cash flows from (used in) financing activities
Issue of promissory notes	174,603,983	170,774,678	170,612,901
Reimbursements of promissory notes	(204,060,289)	(170,701,502)	(209,040,546)
	(29,456,306)	73,176	(38,427,645)

Cash flows from (used in) investing activities
Increase in mortgage loans	(218,254,979)	(213,468,347)	(213,266,127)
Repayments of mortgage loans	294,327,945	247,110,114	294,041,893
Discount (Premium) on mortgage loans	2,013,049	(320,845)	(589,274)
	78,086,015	33,320,922	80,186,492

Net increase in cash and cash equivalents	14,302,737	6,635,658	9,589,530

Cash and cash equivalents, beginning of year	75,953,975	69,318,317	59,728,787
Cash and cash equivalents, end of year	90,256,712	75,953,975	69,318,317

Additional cash flow information
Interest paid	30,968,200	34,093,118	36,189,578

Cash and cash equivalents comprise cash on hand and temporary investments.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2006 and 2005
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

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most important estimates are related to fair value of the mortgage loans, the promissory notes and the derivative financial instruments. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results could differ from the estimates.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end rates of exchange. Revenue and expense items are translated at rates prevailing at the transaction dates. Gains and losses resulting from translation are reflected in the statement of income.

Derivative financial instruments

The Company uses cross currency swaps to manage the currency risk exposure of the mortgage loans. Before 2004, the foreign exchange gains and losses of these instruments were recognized the same way as the foreign exchange gains and losses on the hedged assets in the statement of income. Since 2004, these derivative financial instruments do not qualify for hedge accounting and are carried at fair value as assets or liabilities with changes in fair value recorded in the statement of income. Fair value is determined using estimates. The valuation techniques used to make these estimates consider current market prices, the contractual prices of underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs.The resulting transitional gain is deferred and recognized in income at the same time as revenues related to the hedged items.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2006 and 2005
(in U.S. dollars)

2.	a) Summary of significant accounting policies (continued)

Income taxes

The Company is not subject to any income taxes on the Bermuda income.

Premium paid or discount received on mortgage loans

The premium paid or discount received on mortgage loans is amortized using the effective yield method on the residual term of mortgage pools.

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

These new standards will apply to the Company effective January 1, 2007. The new accounting standards for financial instruments require that all financial assets and liabilities be classified according to their characteristics, management’s intention, or the choice of category in certain circumstances. All financial assets must be classified as either held for trading, held to maturity, available for sale or as loans and receivables. Financial liabilities must be classified as held for trading or not held for trading. The Mortgage loans and the Promissory notes will be classified as available for sale and recorded at fair value on the Balance Sheet. The impact will be reflected under Other Comprehensive Income. The reversal of the deferred transition gain on derivative financial instruments of $1,323,856 in 2007 will be recorded as an adjustment to the opening balance of the Accumulated Other Comprehensive Income.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2006 and 2005
(in U.S. dollars)

c) Restatement

The Company restated its Statement of Income and Retained Earnings and its Statement of Cash Flows to correct a misclassification for the year ended December 31, 2005. In the Statement of Income and Retained Earnings, the foreign exchange gain and change in fair value on derivative financial instruments were decreased for an amount of $2,784,147. In the Statement of Cash Flows, the variation of the foreign exchange gain and change in fair value on derivative financial instruments were adjusted from $(23,018,648) to $(20,234,501) and from $(7,947,605) to $(10,731,752) respectively.

3.	Mortgage loans

The Company acquired mortgage loans expressed in Canadian dollars from National Bank of Canada. The mortgage loans are secured by residential first mortgages and insured by the Canada Mortgage and Housing Corporation.

The mortgage loans have maturity dates varying from January 2007 to January 2015. These loans bear interest at rates ranging from approximately 4.23% to 8.42% with a weighted average rate of 6.33% per annum.

Cross currency swaps with the parent company convert the Canadian dollars exposure of the mortgage loans to U.S. dollars. These swaps are not eligible under the hedge accounting guideline AcG-13.

	2006	2005
	$	$

Mortgage loans, beginning of year	586,807,311	600,229,408
Acquisitions	218,254,979	213,468,347
Principal repayments	(294,327,945)	(247,110,114)
Foreign exchange difference	1,490,701	20,219,670
Mortgage loans, end of year	512,225,046	586,807,311

The scheduled principal repayments are as follows:

	$		$
2007	236,249,333	2012	42,037,140
2008	54,831,607	2013	8,926,745
2009	41,647,950	2014	4,990,852
2010	42,403,785	2015	11,370,897
2011	69,766,737

The mortgage loans are insured by the Canada Mortgage and Housing Corporation so that the credit risk is negligible. Moreover, based on the current financial structure, the exposure to interest rate risk is minimal.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2006 and 2005
(in U.S. dollars)

4.	Premium paid or discount received on mortgage loans

The premium paid or discount received is amortized using the effective yield method on the residual term of mortgages acquired. The amortization amounts to a revenue of $55,375 in 2006 (expense of $510,494 in 2005 and a revenue of $926,848 in 2004).

5.	Promissory notes

The promissory notes are issued to NB Capital Corporation, a wholly-owned subsidiary of the parent company.

	2006	2005
	$	$
Promissory notes, interest rate ranging between 5.00%
and 10.15%, repayable by monthly variable
installments until January 2015	380,522,681	409,978,987

The scheduled principal repayments for the next nine years are as follows:

	$		$
2007	186,717,983	2012	27,898,277
2008	40,644,501	2013	6,723,690
2009	28,327,189	2014	3,759,146
2010	29,213,021	2015	8,564,642
2011	48,674,232

6.	Transactions with affiliated companies

During the year, the Company incurred interest expenses to NB Capital Corporation in an amount of $30,546,845 ($33,995,506 in 2005 and $35,811,136 in 2004).

The amount due to an affiliated company as at December 31, 2006 and 2005 represents interest and principal reimbursements due on the promissory notes to NB Capital Corporation.

The Company received $3,190,346 ($1,810,982 in 2005 and $625,555 in 2004) in interest on bank accounts held with National Bank of Canada (International) Limited.

The Company paid $50,000 ($83,333 in 2005, nil in 2004) in advisory fees to National Bank of Canada.

7.	Derivative financial instruments

The company use cross currency swaps to manage the currency risk.

The cross currency swaps have maturity dates ranging from January 2007 to January 2015 and exchange rates ranging from ($C/$US) 1.1170 to 1.6118.

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2006 and 2005
(in U.S. dollars)

7.	Derivative financial instruments (continued)

The following table presents the notional amount of the cross currency swap contracts according to their maturity date:

Notional Amount
$

2007	140,895,146
2008	89,719,875
2009	19,364,919
2011	55,692,050
2012	111,486,935
2015	58,494,425

8.	Capital stock

Authorized
12,000common shares, $1 par value

	2006	2005
	$	$

Issued and fully paid
12,000 common shares	12,000	12,000

9.	Fair value of financial instruments

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

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Assets
Mortgages loans	512,225,046	522,734,732	586,807,311	600,898,338
Liabilities
Promissory notes	(380,522,681)	(388,258,533)	(409,978,987)	(422,649,877)

NB FINANCE, LTD.
Notes to the financial statements
years ended December 31, 2006 and 2005
(in U.S. dollars)

10.	Reconciliation of Canadian and United States GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP. The principal differences resulting from the application of U.S.GAAP on net income are presented below.

Starting January 1, 2004, under Canadian GAAP, derivative financial instruments that do not qualify for hedge accounting are carried at fair value on the balance sheet with changes in fair value recorded in income. Any resulting transitional gain (loss) is deferred and recognized in income at the same time as revenues related to the hedged item. According to U.S.GAAP, derivative financial instruments that do not qualify for hedge accounting are carried at fair value on the balance sheet with changes in fair value recorded in earnings. The following table reconciles net income (loss) according to Canadian GAAP with net income (loss) according to U.S. GAAP.

	2006	2005	2004
	$	$	$
Net income (loss) per Canadian GAAP	11,884,249	4,010,926	(7,937,023)

Amortization of transitional gain	(1,216,914)	(634,185)	(791,840)

Net income (loss) per U.S. GAAP	10,667,335	3,376,741	(8,728,863)

Other comprehensive income	-	-	-

Comprehensive income	10,667,335	3,376,741	(8,728,863)

The following table reconciles shareholder’s equity according to Canadian GAAP with shareholder’s equity according to U.S. GAAP.

	2006	2005	2004
	$	$	$
Shareholder’s equity per Canadian GAAP	166,108,296	154,224,047	150,213,121

Transition gain on derivative financial instruments	1,323,856	2,540,770	3,174,955

Shareholder’s equity per U.S. GAAP	167,432,152	156,764,817	153,388,076

Legal Proceedings

The Company is not the subject of any material litigation. The Company is not currently involved in nor, to the Company's knowledge, is it currently threatened with any material litigation. In the event routine litigation arises in the ordinary course of business, most of it is expected to be covered by liability insurance.

Significant changes

There have been no significant changes since the date of the Financial Statements included in this report.

ITEM 9: THE OFFER AND LISTING

Nature of Company’s Securities

See "History and development of the Company" under Item 4: INFORMATION ON THE COMPANY above. No trading market exists with respect to the securities of the Company. All Common Stock of the Company is held by the Bank.

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

ITEM 10: ADDITIONAL INFORMATION (continued)

Taxation

See "History and Development of the Company" under Item 4: INFORMATION ON THE COMPANY above. United States security holders are not subject to any taxes under existing laws and regulations of Bermuda with respect to the Depository Shares of NB Capital Corporation. No tax treaty exists between the United States and Bermuda.

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

ITEM 15: CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this report, the Company’s President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee. The entire Board of Directors performs all functions ordinarily performed by an audit committee. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 16A of Form 20-F and determined that each of Donna Goral and Martin Ouellet satisfies the criteria for an audit committee financial expert under the Securities Exchange Act of 1934, as amended. The SEC has indicated that the designation of Ms. Goral and Mr. Ouellet as audit committee financial experts does not make such persons an “expert” for any purpose, impose any duties, obligations or liability on such persons that are greater than those imposed on members of the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Board of Directors.

ITEM 16B: CODE OF ETHICS

On December 23, 2003, the Company adopted a Code of Conduct and Ethics (the “Code”) that applies to all of the Company’s directors and officers (as defined in the Code). A revised version of the Code was put in place effective June 14, 2007 (as an exhibit to this Form 20-F Report). The Company undertakes to provide a copy of this Code without charge, upon request. Investors may send a request for a copy of the Code in writing to the Company’s assistant secretary at 600 rue De La Gauchetiere West, 27th floor, Montreal, Québec, Canada, H3B 4L2, by certified mail with a self-addressed envelope attached to such request.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Deloitte & Touche LLP’s aggregate fees billed for professional services rendered for the audit services for the 2006 fiscal year were $25,000 compared to $23,000 for 2005. The engagement of Deloitte & Touche LLP for the 2006 fiscal year and the scope of audit were pre-approved by our Board of Directors.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES (continued)

Audit-Related Fees

Deloitte & Touche LLP’s aggregate fees billed for audit-related services amount to $0 for the 2006 fiscal year (7,500$ for the 2005 fiscal year). These audit-related services were pre-approved by our Board of Directors.

Tax Fees

There were no tax fees for the fiscal years 2006 or 2005.

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

ITEM 18: FINANCIAL STATEMENTS

See Item 17.

ITEM 19: EXHIBITS

The following documents are filed as part of this report:

Exhibit Number	Description

1.1	Memorandum of Association of NB Finance, Ltd.*

1.2	By-laws of NB Finance, Ltd.*

10.3	Loan Agreement dated as of September 3, 1997 between NB Finance, Ltd. and NB Capital Corporation*

10.5	Deed of Sale of Mortgage Loans dated September 3, 1997 between National Bank of Canada and NB Finance, Ltd.*

10.6	Mortgage Loan Assignment Agreement dated September 3, 1997 among National Bank of Canada, NB Capital Corporation and NB Finance, Ltd.*

10.7	Promissory Notes representing the sixteen hypothecation loans executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.10	Loan Agreement dated as of December 4, 1998 between NB Finance, Ltd. and NB Capital Corporation*

10.12	Deed of Sale of Mortgage Loans dated December 4, 1998 between National Bank of Canada and NB Finance, Ltd.*

10.13(i)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.13(ii)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.14(i)	Promissory Note representing $25,836,597.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.14(ii)	Promissory Note representing $29,880,126.51 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.15	Mortgage Loan Assignment Agreement dated as of September 7, 1999 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.16	Promissory Note representing $85,989,203.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.17	Mortgage Loan Assignment Agreement dated as of April 14, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.18	Promissory Note representing $98,836,341.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.19	Mortgage Loan Assignment Agreement dated as of September 28, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.20	Promissory Note representing $67,323,437.74 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.21	Mortgage Loan Assignment Agreement dated as of January 30, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.22	Promissory Note representing $107,179,964.89 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.23	Mortgage Loan Assignment Agreement dated as of June 12, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.24	Promissory Note representing $121,357,226.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.25	Mortgage Loan Assignment Agreement dated as of September 24, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.26	Promissory Notes representing a total of $55,963,732.07 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.27	Mortgage Loan Assignment Agreements dated as of January 29, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.28	Promissory Notes representing a total of $71,866,079.87 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.29	Mortgage Loan Assignment Agreements dated as of June 20, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.30	Promissory Notes representing a total of $64,221,362.98 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.31	Mortgage Loan Assignment Agreements dated as of December 16, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.32	Promissory Notes representing a total of $52,054,168.88 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.33	Promissory Notes representing a total of $70,420,135.45 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.34	Mortgage Loan Assignment Agreements dated as of May 27, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.35	Promissory Notes representing a total of $106,552,720.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.36	Mortgage Loan Assignment Agreements dated as of October 21, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.37	Promissory Notes representing a total of $76,053,456.93 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.38	Mortgage Loan Assignment Agreements dated as of April 28, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.39	Promissory Notes representing a total of $94,559,444.49 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.40	Mortgage Loan Assignment Agreements dated as of August 26, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.41	Promissory Notes representing a total of $73,037,930.00 executed by NB Finance, Ltd. in favor of NB Capital Corporation *

10.42	Mortgage Loan Assignment Agreements dated as of February 24, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada *

10.43	Promissory Note representing $97,736,747.47 executed by NB Finance, Ltd. in favor of NB Capital Corporation *

10.44	Mortgage Loan Assignment Agreement dated as of August 29, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada *

10.45	Promissory Notes representing a total of $82,898,199.20 executed by NB Finance, Ltd. in favor of NB Capital Corporation (1)

10.46	Mortgage Loan Assignment Agreements dated as of February 22, 2006 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (2)

10.47	Promissory Notes representing a total of $91,705,784.05 executed by NB Finance, Ltd. in favor of NB Capital Corporation (3)

10.48	Mortgage Loan Assignment Agreements dated as of August 17, 2006 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (4)

11.1	NB Finance, Ltd. Code of Business Conduct and Ethics **

12.1	President’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Chief Financial Officer’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Written Statement of Chairman and President Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

13.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

*	As previously filed.
**	As filed herewith.
(1)	Incorporated herein by reference to Exhibit 10.47 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2007.
(2)	Incorporated herein by reference to Exhibit 10.46 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2007.
(3)	Incorporated herein by reference to Exhibit 10.49 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2007.
(4)	Incorporated herein by reference to Exhibit 10.48 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2007.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NB FINANCE, LTD.

By:	/s/Martin Ouellet
Name: Martin Ouellet Title: President

Dated: June 29, 2007