Form 20-F
period 2007-12-31
NB FINANCE LTD
filed 2008-06-26
CIK 1056861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549
____________________________________________________

 FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007.
or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the transition period from _______________ to _______________.

or

☐	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Date of event requiring this shell company report ____________________.

Commission file number 333-49153-02.
__________________________________________
NB FINANCE, LTD.
(Exact name of Registrant as specified in its charter)
__________________________________________
Bermuda
(Jurisdiction of incorporation or organization)

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Susie Grant, Secretary
Tel: (441) 299-4949
(Addresses of principal executive offices)
__________________________________________

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days :

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements prepared in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐  No ☒

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F of NB Finance Ltd (the “Company”) contains “Forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All such statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the performance of mortgage loans held by the Company, the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions that involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Company’s control, which include, but are not limited to, changes in North American and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), mortgage default rates, liquidity, market trends, regulatory developments and the Company’s anticipation of and success in managing the risks implied by the foregoing.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3: KEY INFORMATION

Selected Financial Data

The selected historical income statement data for the years ended December 31, 2005, 2006 and 2007 and the selected historical balance sheet data as of December 31, 2006 and 2007 set forth below are derived from the Company’s audited financial statements included elsewhere in this annual report on Form 20-F. The selected historical income statement data for the years ended December 31, 2003 and 2004 and the selected historical balance sheet data as of December 31, 2003, 2004 and 2005 set forth below are derived from the Company’s audited financial statements not included in this annual report on Form 20-F.

(Per Canadian GAAP)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Statement of Income Data:
Operating Revenues	$139,743,827	$43,917,560	$67,190,810	$95,211,882	$44,484,134
Income (loss) from Continuing Operations	$15,148,984	$11,884,249	$4,010,926	$(7,937,023)	$6,915,778
Net Income (loss)	$15,148,984	$11,884,249	$4,010,926	$(7,937,023)	$6,915,778
Income (loss) from Continuing Operations per Common Share	$1,262.42	$990.35	$334.24	$(661.42)	$576.32
Balance Sheet Data:
Total Assets	$738,911,077	$607,930,510	$671,047,829	$675,579,983	$700,113,693
Total Liabilities	$556,329,941	$441,822,214	$516,823,782	$525,366,862	$541,963,549
Shareholder’s Equity	$182,581,136	$166,108,296	$154,224,047	$150,213,121	$158,150,144
Capital Stock	$12,000	$12,000	$12,000	$12,000	$12,000
Number of Shares	12,000	12,000	12,000	12,000	12,000
Cash Dividends Declared per Common Share	N/A	N/A	N/A	N/A	N/A

ITEM 3: KEY INFORMATION (continued)

(Per U.S.GAAP)
	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Statement of Income Data:
Operating Revenues	$139,743,827	$42,700,646	$66,556,625	$94,420,042	$44,484,134
Income (loss) from Continuing Operations	$15,148,984	$10,667,335	$3,376,741	$(8,728,863)	$(3,860,503)
Net Income (loss)	$15,148,984	$10,667,335	$3,376,741	$(8,728,863)	$(3,860,503)
Income (loss) from Continuing Operations per Common Share	$1,262.42	$888.95	$281.40	$(727.41)	$(321.71)
Balance Sheet Data:
Total Assets	$738,911,077	$607,930,510	$671,047,829	$675,579,983	$700,113,693
Total Liabilities	$556,329,941	$440,498,358	$514,283,012	$522,191,907	$537,996,754
Shareholder’s Equity	$182,581,136	$167,432,152	$156,764,817	$153,388,076	$162,116,939
Capital Stock	$12,000	$12,000	$12,000	$12,000	$12,000
Number of Shares	12,000	12,000	12,000	12,000	12,000
Cash Dividends Declared per Common Share	N/A	N/A	N/A	N/A	N/A

Exchange Rates

References to $ are to United States dollars; references to C$ are to Canadian dollars. As of December 31, 2007, the Canadian dollar exchange rate was C$0.9913 = $1.00 and certain amounts stated herein reflect such exchange rate. The exchange rates were obtained from the Bank of Canada. All amounts presented in the Company’s financial statements are denominated in United States dollars. The following table sets forth the high and low closing buying rates between the Canadian dollar and the US dollar for the periods specified.

	Exchange Rate in C$ per $
	High	Low

July 2007	1.0684	1.0378
August 2007	1.0778	1.0487
September 2007	1.0562	0.9914
October 2007	0.9984	0.9447
November 2007	1.0000	0.9215
December 2007	1.0201	0.9805

The following table sets forth the average noon buying rates between the Canadian dollar and the US dollar for each of 2003, 2004, 2005, 2006 and 2007, calculated by averaging the noon buying rates of each day during the relevant year.

ITEM 3: KEY INFORMATION (continued)

Year Average in C$ to $1.00

2003	1.40146175
2004	1.30152024
2005	1.21163240
2006	1.13409360
2007	1.07478127

Risk Factors

There are no risk factors relevant to the Company other than those associated with servicing and administering Mortgage Loans insured by Canada Mortgage and Housing Corporation, an agency of the Government of Canada ("CMHC").

In the context of its day-to-day operations, the Company exposes itself to certain categories of risk, as credit, interest rate and currency risks. Those risks are monitored and covered especially by cross currency swaps to manage the Company’s exposure to fluctuations in the United States – Canadian dollar exchange rate. All derivatives instruments are recorded on the Company’s balance sheet at their fair value. Derivative transactions are expressed in terms of notional amounts, which serve as a point of reference for calculating payments. Notional amounts are not presented on the balance sheet and do not reflect the credit risk related to the derivative financial instruments.

ITEM 4: INFORMATION ON THE COMPANY

History and Development of the Company

The Company is a wholly owned subsidiary of National Bank of Canada (the "Bank"). There are no securities of the Company currently registered or expected to be registered pursuant to the Securities Act of 1933, as amended, or traded publicly on any exchange. The Bank owns and, pursuant to the OSFI Order (as defined below), will continue to own all 12,000 issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of the Company. The Common Stock is the only outstanding class of securities of the Company. The Company has issued no other securities.

The Company was incorporated on September 3, 1997 under the Bermuda Companies Act 1981. The Company does not have any subsidiaries. The Company's business objective is to acquire residential first mortgages insured by CMHC, that are secured by real property located in Canada ("Mortgage Loans") and to issue obligations secured by such real property (the "Promissory Notes") and other similar obligations to NB Capital Corporation ("NB Capital"), an affiliated company. The Promissory Notes currently consist of fifty-one hypothecation loans issued to NB Capital by the Company that have recourse only to the Mortgage Loans. Hypothecation loans are loans secured by the pledge of mortgages as security therefor. The Mortgage Loans currently consist of fifty-one pools of, at December 31, 2007, an aggregate of 10,727 CMHC-insured residential first mortgages. Pursuant to an order (the "OSFI Order"), dated September 2, 1997, of the Office of the Superintendent of Financial Institutions Canada, the Company is not permitted to incur any indebtedness or to engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto. The Company’s registered offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

ITEM 4: INFORMATION ON THE COMPANY (continued)

As of December 31, 2007, the Company has issued Promissory Notes to NB Capital in an aggregate principal amount of approximately $450 million. The proceeds from the issuance of the Promissory Notes, in addition to a capital contribution from the Bank, have been used to acquire the Mortgage Loans from the Bank for approximately C$641 million ($647 million). Accordingly, as of December 31, 2007, the Promissory Notes were overcollateralized by $197 million. The Company has acquired all or substantially all of such Mortgage Loans from the Bank and/or affiliates of the Bank on terms comparable to those that could be obtained by the Company if such Mortgage Loans were purchased from unrelated parties. As of the date of this annual report on Form 20-F, the Company has not entered into any agreements with any third parties other than the Bank with respect to the purchase of Mortgage Loans.

The Company and NB Capital have entered into separate Mortgage Loan Assignment Agreements (together, the "Mortgage Loan Assignment Agreements") pursuant to which the Company assigned its entire right, title and interest in, to and under the Mortgage Loans to NB Capital and permitted NB Capital to administer, perform and enforce the Mortgage Loans. Accordingly, no interest or principal payments with respect to the Mortgage Loans are made directly to the Company. Pursuant to a Servicing Agreement originally dated September 3, 1997 and renewable annually, with its last renewal on May 4, 2007 for a one-year period beginning on June 28, 2007 and ending on June 28, 2008, between NB Capital and the Bank (the "Servicing Agreement"), the Mortgage Loans are serviced by the Bank.

For information regarding the Company's revenue and operating profit, see the Company's financial statements, beginning on page F-1.

Business Overview

Description of the Mortgage Loans

All of the Mortgage Loans were originated in accordance with underwriting policies customarily employed by the Bank, or with underwriting policies acceptable to the Bank. In accordance with its underwriting policies, the Bank will not make any residential mortgage loans that exceed a loan to value ratio of 80% unless such loan is insured. If the residential mortgage loan is CMHC-insured (i) a cash down payment of between 5% and 24.9% is required, (ii) the monthly payment for capital, interest, taxes and heating must not exceed 32% of the gross monthly revenue of the borrower and (iii) the monthly payment for capital, interest, taxes, heating and all other monthly payments (including, without limitation, personal loans, lease payments and credit card debt service) must not exceed 40% of the net monthly revenue of the borrower. Additionally, for all Mortgage Loans, an external credit check must be positive. When a loan is insured, an additional amount may be added to the principal amount of the mortgage loan representing the premium related thereto. The premium rates vary in accordance with the principal amount of the loan. Generally, the greater the loan to value ratio is, the greater the premium rate. As is generally the case in the Canadian residential mortgage business, such underwriting policies are derived from CMHC-approved underwriting criteria.

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

All of the Mortgage Loans are balloon mortgages. Accordingly, the Mortgage Loans do not provide for the full amortization of the principal balance thereof equally over their term to maturity, and a principal payment equal to the original balance less any principal amount paid will be due on each Mortgage Loan at maturity. Balloon mortgages are the most prevalent type of mortgage offered by Canadian mortgage lenders. At the expiration of the term, the mortgage is generally renewed, based on then current market conditions, for a new term. Although the Bank offers terms varying from 3 months to 10 years, terms exceeding 5 years are relatively rare. Moreover, although the Bank offers monthly, semi-monthly and weekly pay mortgages, most of the Mortgage Loans are monthly pay mortgages. In general, Mortgage Loans are amortized over a period not exceeding 25 years.

ITEM 4: INFORMATION ON THE COMPANY (continued)

The Mortgage Loans provide for limited prepayment rights. For example, typically up to 10% of the original principal amount of a Mortgage Loan may be prepaid once annually without penalty. Moreover, a Mortgage Loan may also be prepaid without penalty if the mortgaged property is sold and the mortgagor enters into a new mortgage with the same terms and conditions as the Mortgage Loan. In most other circumstances, prepayments or renegotiations of either the interest rate or the term of a Mortgage Loan will be subjected to prepayment penalties. During the first five years following the most recent interest adjustment date, such penalties are determined by a yield maintenance clause. After five years, such penalties will be limited to three months of interest.

Description of the Promissory Notes

The Promissory Notes issued by the Company to NB Capital are comprised of fifty-one hypothecation loans. As of December 31, 2007, the principal amount of the Promissory Notes liability was approximately $450 million. Each of the fifty-one hypothecation loans comprising the Promissory Notes issued by the Company is secured by a pool of Mortgage Loans. As of December 31, 2007, there were 10,727 Mortgage Loans in an aggregate amount of approximately C$641 million ($647 million). The value of each pool of Mortgage Loans comprising the Mortgage Loans exceeds the principal amount of the Promissory Note that it secures. Accordingly, the Promissory Notes issued by the Company are overcollateralized by the Mortgage Loans. The aggregate amount of such overcollateralization is, as of December 31, 2007, approximately $197 million. NB Capital acquired the Promissory Notes issued by the Company pursuant to the terms of certain loan agreements.

Each Promissory Note issued by the Company is recourse only to the Mortgage Loans securing such Promissory Note. Each pool of Mortgage Loans is comprised entirely of CMHC-insured residential first mortgages. Each Promissory Note issued by the Company is further secured by the residential real properties underlying such CMHC-insured residential first mortgages. Such residential real properties are located primarily in Quebec, Ontario and New Brunswick. Since the Mortgage Loans are insured, the Company expects little or no loss of principal or interest. However, CMHC insurance does not guarantee timely payment of interest and principal. The Promissory Notes have maturities ranging from February 2008 to January 2015. The Promissory Notes pay interest at rates ranging from 5.37% to 10.15%, with an average rate of approximately 6.21% per annum.

Payments of interest on the Promissory Notes are made monthly out of payments on the Mortgage Loans. Pursuant to the Mortgage Loan Assignment Agreements, NB Capital receives all scheduled payments made on the Mortgage Loans, retains a portion of any such payments equal to the amount due and payable on the Promissory Notes issued by the Company and remits the balance, if any, to the Company. NB Capital also retains a portion of any prepayments of principal in respect of the Mortgage Loans equal to the proportion of such prepayments that the outstanding principal amount of the Mortgage Loan bears to the outstanding principal amount of the corresponding Promissory Notes issued by the Company, which amount would be applied to reduce the outstanding principal amount of the Promissory Notes issued by the Company. Repayment of the Promissory Notes issued by the Company is secured by an assignment of the Mortgage Loans to NB Capital pursuant to the Mortgage Loan Assignment Agreements, which are governed by the laws of Bermuda.

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

ITEM 4: INFORMATION ON THE COMPANY (continued)

Following repayment of the Promissory Notes issued by the Company, NB Capital will reassign any outstanding Mortgage Loans (without recourse) and deliver them to, or as directed by, the Company. All payments in respect of the Mortgage Loans are made in Canadian dollars. The amounts due (in $US) on the Promissory Notes issued by the Company are retained by NB Capital free and clear of and without withholding or deduction for or on account of any present or future taxes imposed by or on behalf of Bermuda or any political subdivision thereof or therein.

Advisory Agreement

The Company is party to an Advisory Agreement with the Bank to administer the day-to-day operations and affairs of the Company. Under the terms of the Advisory Agreement, the Bank, among other things, (i) monitors the credit quality of the real estate mortgage assets (Mortgage Loan) acquired, managed, financed, held and/or disposed of by the Company and (ii) advises the Company with respect to the acquisition, management, financing and disposition of the Company’s real estate mortgage assets. The Bank may, with the approval of a majority of the Board of Directors, subcontract all or a portion of its obligations under the Advisory Agreement to one or more related or unrelated third parties. The Bank will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from any of its obligations under the Advisory Agreement. As of the date of this annual report on Form 20-F, the Bank has not subcontracted any of its obligations under the Advisory Agreement.

The Advisory Agreement was entered into on May 11, 2004 for an initial term of one year, and has been renewed each year since the expiry of its initial term for additional one-year periods. The last renewal for an additional one-year period became effective on June 9, 2008. The Company may terminate the Advisory Agreement at any time upon 60 days’ prior written notice. The Company paid the Bank an advisory fee of $50,000 for fiscal year 2007 and will pay $50,000 for fiscal year 2008, payable in quarterly installments, for the advisory and management services provided by the Bank to the Company. Also, since December 2007, the Bank is entitled to receive a variable fee for investment services equal to 0.025% multiplied by the average daily value of the Company’s deposits for each quarter. For the fiscal year 2007, the Bank has earned a variable fee for investment services equal to $3,387.

Description of Property

The registered offices of the Company are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company neither owns nor leases any properties.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

The Company's sole business purpose is to acquire Mortgage Loans and to issue the Promissory Notes and other similar obligations to NB Capital. Pursuant to the OSFI Order, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of the Mortgage Loans and activities incidental thereto.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Operating Results

Net income from continuing operations for the year ended December 31, 2007 was $15,148,984, which represents an increase of $3,264,735 or 27.47% over the year ended December 31, 2006 when the net income from continuing operations was $11,884,249, which represented an increase of $7,873,323 or 196.30% over the year ended December 31, 2005. The increase for 2007 was principally attributable to an increase of the foreign exchange gain on mortgage loans transactions of $98,464,058 which was partially offset by an increase of the change in fair value on derivative financial instruments of $94,457,242. Revenues for the year ended December 31, 2007, December 31, 2006 and December 31, 2005, were $139,743,827, $43,917,560 and $67,190,810, respectively. The variation from year to year is due to the variation of the foreign exchange gain.

Twenty-five percent of the Company’s revenues during 2007 were derived from the Mortgage Loans. The Promissory Notes issued by the Company are collateralized by the Mortgage Loans that consist of fifty-one pools of CMHC-insured residential first mortgages and which are secured by real property located in Canada. The remaining balance of the revenues for the year ended December 31, 2007, December 31, 2006 and December 31, 2005 resulted from a foreign exchange gain on mortgage loans transactions of $98,695,956, $231,898 and $20,217,335 respectively, interests on cash and temporary investments and amortization of the discount received on the purchase of mortgage loans of $5,582,867, $3,245,721 and $1,810,982 respectively.

Expenses for the year ended December 31, 2007, December 31, 2006 and December 31, 2005 totaled $124,594,843, $32,033,311 and $63,179,884, respectively, of which $28,611,321, $30,546,845 and $33,995,506, respectively, represent interest on Promissory Notes. As well, during the year ended December 31, 2007, December 31, 2006 and December 31, 2005, losses of $95,890,935, $1,433,693 and $28,489,363, respectively, were recorded related to the valuation of derivative financial instruments at their fair value.

During the year ended December 31, 2007, no dividend was authorized on the Company’s Common Stock.

Liquidity and Capital Resources

The Company's revenues, net of the impact of the foreign exchange gain, are primarily derived from its Mortgage Loans. The Company's principal short-term liquidity needs are to pay principal when due (maturity dates range from February 2008 to January 2015) and monthly interest payments on the Promissory Notes. Pursuant to the OSFI Order, the Company is not permitted to incur any indebtedness or engage in any business activities other than ownership of Mortgage Loans and activities incidental thereto.

As of December 31, 2007, approximately $450 million of Promissory Notes issued by the Company were overcollateralized by approximately C$641 million ($647 million) of Mortgage Loans. The Company believes that the amounts generated from the payment of interest and principal on such Mortgage Loans will provide more than sufficient funds to make full payments with respect to the Promissory Notes issued by the Company and sufficient funds to meet its operating expenses. Pursuant to the Mortgage Loan Assignment Agreements, all payments made in respect of the Mortgage Loans are made to NB Capital (through the Bank as servicer under the Servicing Agreement). Any such amount in excess of the amount due and payable on the Promissory Notes is remitted to the Company and used to fund the acquisition of additional Mortgage Loans.

The Company does not require any capital resources for its operations and, therefore, it is not expected to acquire any capital assets in the foreseeable future.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Critical Accounting Policies

Changes in accounting policies and a summary of the significant accounting policies used by the Company are presented in Notes 2 and 3 of the financial statements included in this annual report on Form 20-F. Certain of these accounting policies are considered significant because they are important to the presentation of the Company’s financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the financial statements of NB Finance.

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

Off-Balance Sheet Arrangements

In the normal course of business, the Company is party to various financial arrangements that under Canadian generally accepted accounting principles are not required to be recorded on the Balance Sheet or are recorded under amounts other than their notional or contractual values. Those arrangements consist of derivative financial instruments.

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

Tabular Disclosure of Contractual Obligations

The Promissory Notes are issued to NB Capital, a wholly-owned subsidiary of the Bank, and represent the Company’s only contractual obligations.

Payments due by period
		Less			More
		than 1	1-3	3-5	than 5
	Total	year	years	years	years

Promissory Notes	$450,080,450	$297,724,722	$80,270,502	$54,987,803	$17,097,423

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Officers

The Board of Directors of the Company consists of the individuals set forth below. The Company currently has five executive officers, five officers and no employees. The Company does not anticipate that it will require any employees.

The following table sets forth the Company’s directors and executive officers as at December 31, 2007:

Name	Age	Position and Offices Held	Director Since
Donna Goral	50	Director, Vice-President	May 2001
Martin Ouellet	54	Director, President	November 1997
Monique Baillergeau	49	Director	May 2003
Vincent Lima	50	Director	May 2006
Jean Dagenais	49	Chief Financial Officer	N/A

Susie Grant (Secretary), Michael Ashford (Assistant Secretary), Martin-Pierre Boulianne (Assistant Secretary), Vanessa Fontana (Assistant Secretary) and Valérie Pelletier (Assistant Secretary) are the other officers of the Company.

Since March 21, 2006, Ms. Goral has been President and Chairman of the Board of NB Capital Corporation. She is also a director of NB Finance and has held the position of Vice-President – Taxation, USA Operations for the Bank since 1992. Ms. Goral’s prior tax experience includes positions with KPMG Peat Marwick and Ernst & Whinney. She is a Certified Public Accountant (CPA) and a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Mr. Lima was appointed Director of NB Capital in March 2006 and Director of NB Finance in May 2006. He joined the Bank in December 1987, and over the years has held several positions, including Assistant Controller, Assistant Vice-President/Credit Analyst – Commercial Financing Group, and Vice-President – Cross Border Financing Group. He started his career in 1978 with a major international bank in the Money Transfer/Cash Management Dept., and over the years has held various positions in both operations and accounting with various international banks.

Ms. Baillergeau was appointed Director of NB Capital and NB Finance in May 2003. She has been with the Bank’s New York branch since February 1986. In 1998, she was assigned to manage the Operations of the Bank’s London branch. In May 2003, she accepted the position of Vice-President in charge of Operations and Administration in New York.

Mr. Dagenais joined the Bank in 1990 as Manager and Chief Accountant and was promoted to Vice-President in 1997. Since June 2007, he was appointed Senior Vice-President and Chief Financial Officer. As such, he is responsible for investor relations, budget and regulatory capital planning, financial reporting, taxation and accounting. He began his career in 1980 as external auditor with a major international accounting firm. From 1985 to 1990, he held various positions in accounting and financial reporting with large corporations. He studied at the University of Sherbrooke, where he obtained a Bachelor in Administration. He was admitted to the Order of Certified Management Accountants in 1982 and to the Order of Chartered Accountants in 1983.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES (continued)

Mr. Ouellet has been an employee of the Bank since 1980. He has held different positions within the Treasury and Financial Markets division of the Bank. Since May 2007, he has acted as the Senior Vice-President, Corporate Treasury, responsible for Asset and Liability Management, funding and liquidity management. He is a Director and the President of NB Finance.

Compensation of Directors and Officers

The Company is a wholly owned subsidiary of the Bank. Each director and officer of the Company is also an employee or consultant of the Bank, except for Michael Ashford and Susie Grant. The Company did not pay any form of compensation to its officers or directors during the year ended December 31, 2007. Any compensation paid to the directors and officers of the Company is paid to such individual by the Bank as compensation for all functions performed for the Bank and its subsidiaries. The Company did not set aside or accrue any amount during the year ended December 31, 2007 to provide pension, retirement or similar benefits for directors and officers pursuant to any existing plan provided or contributed to by the Company. In addition, there are no benefits payable on termination for any directors and officers.

Options to Purchase Securities from Registrant

No options, warrants or rights have been granted to any individual with respect to the Common Stock or any other securities of the Company.

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

Related Party Transactions

On February 22, 2007, April 25, 2007, August 27, 2007, September 26, 2007 and December 18, 2007, the Company acquired from the Bank, its direct parent, eleven pools of Mortgage Loans pursuant to eleven Deeds of Sale of Mortgage Loans, dated February 22, 2007, April 25, 2007, August 27, 2007, September 26, 2007 and December 18, 2007 respectively, between the Bank and the Company. During the fiscal year ended December 31, 2007, there were no other material transactions (completed or proposed) to which the Company and any director or officer of the Company, any relative or spouse thereof or the Bank had any direct or indirect material interest.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS (continued)

As of December 31, 2007, the Company issued Promissory Notes to NB Capital, an affiliated company, in the aggregate principal amount of approximately $450 million. The proceeds from the issuance of Promissory Notes, in addition to a capital contribution from the Bank, were used to acquire the Mortgage Loans from the Bank for approximately C$641 million ($647 million). See "History and Development of the Company" under Item 4: INFORMATION ON THE COMPANY above.

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

As of December 31, 2006, the Company issued Promissory Notes to NB Capital, an affiliated company, in the aggregate principal amount of approximately $381 million. The proceeds from the issuance of Promissory Notes, in addition to a capital contribution from the Bank, were used to acquire the Mortgage Loans from the Bank for approximately C$597 million ($512 million).

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

As of December 31, 2005, the Company issued Promissory Notes to NB Capital, an affiliated company, in the aggregate principal amount of approximately $410 million. The proceeds from the issuance of Promissory Notes, in addition to a capital contribution from the Bank, were used to acquire the Mortgage Loans from the Bank for approximately C$682 million ($587 million).

The interest on bank accounts held with National Bank of Canada (International) Limited received by the Company in 2007 was $3,704,248 ($3,190,346 in 2006 and $1,810,982 in 2005).

The advisory fees expense for the fiscal year ended December 31, 2007 is $53,387 ($50,000 in 2006, $83,333 in 2005) with National Bank of Canada.

ITEM 8: FINANCIAL INFORMATION

Financial Statements and Other Financial Information

See pages F-1 to F-11 hereto.

Financial statements of

NB FINANCE, LTD.

December 31, 2007, 2006 and 2005

NB FINANCE, LTD.
Table of contents

Report of Independent Registered Chartered Accountants

Statements of Income, Comprehensive Income and Retained Earnings	F-1

Balance Sheets	F-2

Statements of Cash Flows	F-3

Notes to the Financial Statements	F-4 to F-11

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada
Tel: (514) 393-7115
Fax: (514) 390-4111
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholder of
NB Finance, Ltd. (the "Company")

We have audited the accompanying balance sheets of NB Finance, Ltd. as of December 31, 2007 and 2006 and the related statements of income, comprehensive income and retained earnings and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Canada.

Montreal, Canada

June 6, 2008

NB FINANCE, LTD.
Statements of Income, Comprehensive Income and Retained Earnings
years ended December 31, 2007, 2006 and 2005
(in U.S. dollars)

	2007	2006	2005
	$	$	$

Revenue

Interest - mortgage loans	35,465,004	40,439,941	45,162,493
Foreign exchange gain	98,695,956	231,898	20,217,335
Amortization of the premium paid or the discount received on mortgage loans, net	1,646,391	55,375	-
Interest – cash and cash equivalents	3,936,476	3,190,346	1,810,982
	139,743,827	43,917,560	67,190,810

Expenses
Interest - promissory notes	28,611,321	30,546,845	33,995,506
Change in fair value on derivative financial instruments	95,890,935	1,433,693	28,489,363
Amortization of the premium paid or the discount received on mortgage loans, net	-	-	510,494
Professional fees	36,152	25,000	91,933
Advisory fees to the parent company	53,387	50,000	83,333
Other	3,048	(22,227)	9,255
	124,594,843	32,033,311	63,179,884

Net income and comprehensive income	15,148,984	11,884,249	4,010,926

Retained earnings, beginning of year	33,760,738	21,876,489	17,865,563

Impact of initial adoption of financial instruments standards (Note 2)	1,323,856	-	-
Retained earnings, end of year	50,233,578	33,760,738	21,876,489

NB FINANCE, LTD.
Balance Sheets
as at December 31, 2007 and 2006
(in U.S. dollars)

	2007	2006
	$	$

Assets
Cash	14,206,804	90,256,712
Temporary investments	74,267,364	-
Mortgage loans (Note 4)	646,520,945	512,225,046
Premium paid on mortgage loans (Note 5)	1,949,278	3,759,545
Interest receivable	1,962,561	1,685,082
Prepaid expenses	4,125	4,125
	738,911,077	607,930,510

Liabilities
Promissory notes (Note 6)	450,080,450	380,522,681
Due to an affiliated company (Note 7)	11,629,977	8,800,848
Due to the parent company	15,887	12,500
Discount received on mortgage loans (Note 5)	6,468,271	4,042,931
Liabilities related to derivative financial instruments	88,109,356	47,094,398
Deferred transition gain on derivative financial instruments	-	1,323,856
Accounts payable	26,000	25,000
	556,329,941	441,822,214

Shareholder’s equity
Capital stock (Note 8)	12,000	12,000
Contributed surplus	132,335,558	132,335,558
Retained earnings	50,233,578	33,760,738
	182,581,136	166,108,296
	738,911,077	607,930,510

NB FINANCE, LTD.
Statements of Cash Flows
years ended December 31, 2007, 2006 and 2005
(in U.S. dollars)

	2007	2006	2005
	$	$	$
Cash flows related to operating activities
Net income	15,148,985	11,884,249	4,010,926
Items not affecting cash resources
Amortization of the (discount received) or the premium paid on mortgage loans, net	(1,646,391)	(55,375)	510,494
Amortization of deferred transition gain on derivative financial instruments	-	(1,216,914)	(634,185)
Foreign exchange gain	(97,232,256)	(1,455,510)	(20,234,501)
Change in fair value on derivative financial instruments	41,014,958	(42,882,497)	(10,731,752)

Changes in non-cash operating working capital items
Interest receivable	(277,479)	319,535	56,130
Prepaid expenses	-	2	(2)
Due to an affiliated company	2,829,129	(879,289)	205,777
Accounts payable	1,000	(41,173)	46,173
Due to a parent company	3,387	-	12,500
	(40,158,667)	(34,326,972)	(26,758,440)

Cash flows related to financing activities
Issue of promissory notes	463,399,685	174,603,983	170,774,678
Reimbursements of promissory notes	(393,841,916)	(204,060,289)	(170,701,502)
	69,557,769	(29,456,306)	73,176

Cash flows related to investing activities
Increase in mortgage loans	(579,249,606)	(218,254,979)	(213,468,347)
Repayments of mortgage loans	542,456,244	294,327,945	247,110,114
Discount (Premium) on mortgage loans	5,611,716	2,013,049	(320,845)
	(31,181,646)	78,086,015	33,320,922

Net increase in cash and cash equivalents	(1,782,544)	14,302,737	6,635,658

Cash and cash equivalents, beginning of year	90,256,712	75,953,975	69,318,317
Cash and cash equivalents, end of year	88,474,168	90,256,712	75,953,975

Additional cash flow information
Interest paid	28,485,427	30,968,200	34,093,118

Cash and cash equivalents comprise cash on hand and temporary investments.

NB FINANCE, LTD.
Notes to the Financial Statements
years ended December 31, 2007 and 2006
(in U.S. dollars)

1.	Incorporation and nature of operations

NB Finance, Ltd. (the “Company”) is a wholly-owned subsidiary of National Bank of Canada and was incorporated in Bermuda on September 3, 1997. The Company’s principal activity is holding mortgage loans.

2.	Changes in accounting policies

The following accounting policies were adopted during the year:

Financial instruments

On January 1, 2007, the Company retroactively adopted the standards set out in the new sections of the CICA Handbook relating to financial instruments: Section 1530 Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3861 Financial Instruments - Disclosure and Presentation. The comparative figures for the fiscal year ended December 31, 2006 have not been restated, in accordance with specified transitional provisions. The Company proceeded with a classification of its financial instruments, as mentioned in Note 3, “Summary of significant accounting policies”.

Deferred transition

In accordance with Section 3855, Financial Instruments - Recognition and Measurement, the reversal of the deferred transition gain on derivative financial instruments of $1,323,856 was recorded as an adjustment to the opening balance of retained earnings. There is no impact to the accumulated other comprehensive income.

Embedded derivatives

The Company selected January 1, 2003 as the transition date for embedded derivatives. As at December 31, 2007, the Company did not have any embedded derivatives.

These changes in accounting policies did not impact the Company’s financial statements as at December 31, 2006 and for the year then ended.

3.	Summary of significant accounting policies

The financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada and are expressed in U.S. dollars.

Classification and measurement of financial instruments

The new accounting framework for financial instruments requires that all financial assets and liabilities be classified based on their characteristics, the administrative agent's intention, or the choice of category in certain circumstances. On and after January 1, 2007, when they are initially recognized, all financial assets are classified as held for trading, held to maturity, available for sale or loans and receivables, while financial liabilities are classified as held for trading or not held for trading.

NB FINANCE, LTD.
Notes to the Financial Statements
years ended December 31, 2007 and 2006
(in U.S. dollars)

3.	Summary of significant accounting policies (continued)

The Company has used the following classifications:

Cash	Held for trading
Temporary investments	Available for sale
Mortgage loans, premium paid or discount received on Mortgage loans and interest receivable	Loans and receivables
Promissory notes	Not held for trading
Due to an affiliated company and to the parent company	Not held for trading
Accounts payables	Not held for trading
Liabilities related to derivative financial instruments	Held for trading

Held for trading

Held for trading financial assets or liabilities are measured at fair value at the balance sheet date. Fair value fluctuations as well as interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are recorded in the statement of income.

Available-for-sale

Available-for-sale financial assets are carried at fair value with unrealized gains and losses, if any, included in accumulated other comprehensive income until realized when the cumulative gain or loss is transferred to other revenue.

Cash and cash equivalents

Cash and cash equivalents include cash and temporary investments maturing within three months.

Mortgage loans and premium paid or discount received on mortgage loans

Mortgage loans are recorded at their principal amounts less allowances for credit losses. The premium paid or discount received on mortgage loans is amortized using the effective yield method on the residual term of mortgage pools.

Liabilities not held for trading

Liabilities not held for trading are recorded at amortized cost using the effective interest method and include all non-derivative financial liabilities.

NB FINANCE, LTD.
Notes to the Financial Statements
years ended December 31, 2007 and 2006
(in U.S. dollars)

3.	Summary of significant accounting policies (continued)

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

Income taxes

The Company is not subject to any income taxes on the Bermuda income.

Transaction costs

Transaction costs related to financial assets and liabilities are expensed as incurred.

4.	Mortgage loans

The Company acquired mortgage loans expressed in Canadian dollars from National Bank of Canada. The mortgage loans are secured by residential first mortgages and insured by the Canada Mortgage and Housing Corporation.

The mortgage loans have maturity dates varying from January 2008 to January 2015. These loans bear interest at rates ranging from approximately 5.12% to 8.42% with a weighted average rate of 6.00% per annum.

NB FINANCE, LTD.
Notes to the Financial Statements
years ended December 31, 2007 and 2006
(in U.S. dollars)

4.	Mortgage loans (continued)

Cross currency swaps with the parent company convert the Canadian dollars exposure of the mortgage loans to U.S. dollars. These swaps are not eligible for hedge accounting.

	2007	2006
	$	$

Mortgage loans, beginning of year	512,225,046	586,807,311
Acquisitions	579,249,606	218,254,979
Principal repayments	(542,456,244)	(294,327,945)
Foreign exchange difference	97,502,537	1,490,701
Mortgage loans, end of year	646,520,945	512,225,046

The scheduled principal repayments are as follows:

	$		$
2008	403,752,473	2012	33,845,703
2009	84,657,910	2013	8,980,046
2010	37,364,511	2014	4,375,404
2011	60,214,190	2015	13,330,708

The mortgage loans are insured by the Canada Mortgage and Housing Corporation so that the credit risk is negligible. Moreover, based on the current financial structure, the exposure to interest rate risk is minimal.

5.	Premium paid or discount received on mortgage loans

The premium paid or discount received is amortized using the effective yield method on the residual term of mortgages acquired. The amortization amounts to a revenue of $1,646,391 in 2007 (revenue of $55,375 in 2006 and expense of $510,494 in 2005).

6.	Promissory notes

The promissory notes are issued to NB Capital Corporation, a wholly-owned subsidiary of the parent company.

	2007	2006
	$	$
Promissory notes, interest rate ranging between 5.37% and 10.15%, repayable by monthly variable installments until January 2015	450,080,450	380,522,681

NB FINANCE, LTD.
Notes to the Financial Statements
years ended December 31, 2007 and 2006
(in U.S. dollars)

6.	Promissory notes (continued)

The scheduled principal repayments for the next eight years are as follows:

	$		$
2008	297,724,722	2012	19,264,504
2009	58,366,139	2013	5,753,381
2010	21,904,363	2014	2,803,256
2011	35,723,299	2015	8,540,786

7.	Transactions with affiliated companies

During the year, the Company incurred interest expenses to NB Capital Corporation in an amount of $28,611,321 ($30,546,845 in 2006 and $33,995,506 in 2005).

The amount due to an affiliated company as at December 31, 2007 and 2006 represents interest and principal reimbursements due on the promissory notes to NB Capital Corporation.

The Company received $3,704,248 ($3,190,346 in 2006 and $1,810,982 in 2005) in interest on bank accounts held with National Bank of Canada (International) Limited.

The Company has an expense of $53,387 ($50,000 in 2006, $83,333 in 2005) in advisory fees to National Bank of Canada.

8.	Capital stock

Authorized
12,000 common shares, $1 par value
	2007	2006
	$	$
Issued and fully paid
12,000 common shares	12,000	12,000

9.	Fair value of financial instruments and risk management

In the context of its day-to-day operations, the Company exposes itself to certain categories of risk, as credit, interest rate and currency risks.

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterpart with respect to its obligations towards the Company. All transactions related to mortgage loans are done with the parent company.

NB FINANCE, LTD.
Notes to the Financial Statements
years ended December 31, 2007 and 2006
(in U.S. dollars)

9.	Fair value of financial instruments and risk management (continued)

Interest rate risk

Interest rate risk corresponds to the potential impact of a change in interest rate on the Company’s earnings and return on share capital.

Currency risk

The company use cross currency swaps to manage the currency risk.

The cross currency swaps have maturity dates ranging from February 2008 to January 2015 and exchange rates ranging from ($C/$US) 1.0053 to 1.6118.

The following table presents the notional amount of the cross currency swap contracts according to their maturity date:

Notional Amount
$

2008	253,748,883
2009	155,868,165
2011	40,035,786
2012	69,511,769
2015	43,435,959

Fair value

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

	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Assets
Mortgages loans	646,520,945	647,408,156	512,225,046	522,734,732
Liabilities
Promissory notes	(450,080,450)	(456,383,813)	(380,522,681)	(388,258,533)

NB FINANCE, LTD.
Notes to the Financial Statements
years ended December 31, 2007 and 2006
(in U.S. dollars)

10.	Reconciliation of Canadian and United States GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP. The principal differences resulting from the application of U.S. GAAP on net income are presented below.

Starting January 1, 2004, under Canadian GAAP, derivative financial instruments that do not qualify for hedge accounting are carried at fair value on the balance sheet with changes in fair value recorded in income. Any resulting transitional gain (loss) is deferred and recognized in income at the same time as revenues related to the hedged item until January 1, 2007 at the application of Section 3855 of CICA Handbook as described in note 2. According to U.S. GAAP, derivative financial instruments that do not qualify for hedge accounting are carried at fair value on the balance sheet with changes in fair value recorded in earnings. The following table reconciles net income (loss) according to Canadian GAAP with net income (loss) according to U.S. GAAP.

	2007	2006	2005
	$	$	$
Net income (loss) per Canadian GAAP	15,148,984	11,884,249	4,010,926

Amortization of transitional gain	-	(1,216,914)	(634,185)

Net income (loss) per U.S. GAAP	15,148,984	10,667,335	3,376,741

Other comprehensive income	-	-	-

Comprehensive income	15,148,984	10,667,335	3,376,741

The following table reconciles shareholder’s equity according to Canadian GAAP with shareholder’s equity according to U.S. GAAP.

	2007	2006	2005
	$	$	$
Shareholder’s equity per Canadian GAAP	182,581,136	166,108,296	154,224,047

Transition gain on derivative financial instruments	-	1,323,856	2,540,770

Shareholder’s equity per U.S. GAAP	182,581,136	167,432,152	156,764,817

NB FINANCE, LTD.
Notes to the Financial Statements
years ended December 31, 2007 and 2006
(in U.S. dollars)

11.	Recent Accounting Policies Pending Adoption

In December 2006, the CICA published three new accounting standards: Section 1535 Capital Disclosures; Section 3862 Financial Instruments – Disclosures; and Section 3863 Financial Instruments – Presentation. These new standards will apply to the Company effective January 1, 2008.

Section 1535 establishes disclosure requirements concerning:

•	an entity’s objectives, policies and processes for managing capital;

•	quantitative data about what the entity regards as capital;

•	whether the entity has complied with any capital requirements; and

•	the consequences of non-compliance with such capital requirements.

Sections 3862 and 3863 consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. They revise and enhance the disclosure requirements set out in Section 3861 Financial Instruments – Disclosure and Presentation and carry forward unchanged the presentation requirements of Section 3861.

Section 3862 establishes disclosure requirements that enable users of financial statements to evaluate:

•	the significance of financial instruments for an entity’s financial position and performance; and

•	the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Dividend policy

The Company does not currently pay dividends and does not foresee paying dividends in the near future. However, should dividends be paid, they would be paid to the Bank, its sole shareholder.

Significant changes

There have been no significant changes since the date of the Financial Statements included in this report.

ITEM 9: THE OFFER AND LISTING

Nature of Company’s Securities

No trading market exists with respect to the securities of the Company. All Common Stock of the Company is held by the Bank.

ITEM 10: ADDITIONAL INFORMATION

Capital stock

Authorized
12,000 common shares, $1 par value
	2007	2006
	$	$
Issued and fully paid
12,000 common shares	12,000	12,000

Memorandum of Association

NB Finance's Memorandum of Association and Bye-laws both became operational on September 3, 1997 and are previously filed on the S-4/F-9 Registration Statement.

Material Contracts

See Item 4: INFORMATION ON THE COMPANY

Exchange Controls and other Limitations Affecting Security Holders

There are no governmental laws, decrees or regulations in Bermuda or Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to nonresident holders of the Common Stock. Pursuant to the OSFI Order, the Bank will at all times continue to hold all outstanding shares of Common Stock. None of the Company’s Memorandum of Association, Bye-laws or Bermuda law limits the right of nonresident or foreign owners to hold or vote securities.

Taxation

United States security holders are not subject to any taxes under existing laws and regulations of Bermuda with respect to the Depository Shares of NB Capital Corporation. No tax treaty exists between the United States and Bermuda.

ITEM 10: ADDITIONAL INFORMATION (continued)

Documents on Display

You may read or copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. NB Finance’s annual reports and some of the other information submitted to the SEC may be accessed through this web site.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the context of its day-to-day operations, the Company exposes itself to certain categories of risk: (a) credit risk is the risk of financial loss as a result of default by a counterpart with respect to its obligations towards the Company. All transactions related to Mortgage Loans are done with the parent company, (b) interest rate risk corresponds to the potential impact of a change in interest rate on the Company’s earnings and return on share capital and (c) currency risk is the risk of fluctuations in currency exchange rates. The Company manages the currency risk using cross currency swaps.

Swaps are specific transactions in which two parties agree to exchange cash flows. The Company uses cross currency swaps for transactions in which counterparties exchange fixed rate interest payments and principal payments in U.S. dollar vis-à-vis Canadian dollar. Those swaps enable full payments because they act as a hedge against fluctuations in currency exchange rates.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15: CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this report, the Company’s President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of such date, are effective to ensure that information required to be disclosed by the Company in reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with generally accepted accounting principles; provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

The management of the Company, including the President and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15: CONTROLS AND PROCEDURES (continued)

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting due to SEC rules that permit the Company to provide only management’s report in this annual report on Form 20-F.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an audit committee. The entire Board of Directors performs all functions ordinarily performed by an audit committee. The Board of Directors has reviewed the definition of “audit committee financial expert” under Item 16A of Form 20-F and determined that each of Donna Goral and Martin Ouellet satisfies the criteria for an audit committee financial expert. The SEC has indicated that the designation of Ms. Goral and Mr. Ouellet as audit committee financial experts does not make such persons an “expert” for any purpose, impose any duties, obligations or liability on such persons that are greater than those imposed on members of the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Board of Directors.

ITEM 16B: CODE OF BUSINESS CONDUCT AND ETHICS

On December 23, 2003, the Company adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of the Company’s directors and officers (as defined in the Code). A revised version of the Code was put in place effective June 18, 2008 (included as Exhibit 11.1 to this annual report on Form 20-F), in order to update one of the persons to whom any questions regarding the Code can be forwarded, as well as other minor changes to the wording of the Code.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Deloitte & Touche LLP is the Company’s independent registered public accountant. Deloitte & Touche LLP’s aggregate fees billed to the Company for audit services during the 2007 fiscal year were $26,000 as compared to $25,000 for 2006. The engagement of Deloitte & Touche LLP for the 2007 fiscal year and the scope of audit were pre-approved by our Board of Directors.

Audit-Related Fees

There were no fees billed for audit-related services for the fiscal years 2007 or 2006.

Tax Fees

There were no tax fees for the fiscal years 2007 or 2006.

The Company’s Board of Directors pre-approves all services provided to the Company by the external auditor before the external auditor is engaged by the Company to render such services. The Board of Directors evidences its pre-approval by resolution of the Board of Directors.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Financial Statements contained herein were prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars. The Financial Statements are contained on pages F-1 through F-11 of this annual report on Form 20-F.

ITEM 18: FINANCIAL STATEMENTS

See Item 17.

ITEM 19: EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

Exhibit Number	Description

1.1	Memorandum of Association of NB Finance, Ltd.*

1.2	By-laws of NB Finance, Ltd.*

10.3	Loan Agreement dated as of September 3, 1997 between NB Finance, Ltd. and NB Capital Corporation*

10.5	Deed of Sale of Mortgage Loans dated September 3, 1997 between National Bank of Canada and NB Finance, Ltd.*

10.6	Mortgage Loan Assignment Agreement dated September 3, 1997 among National Bank of Canada, NB Capital Corporation and NB Finance, Ltd.*

10.7	Promissory Notes representing the sixteen hypothecation loans executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.10	Loan Agreement dated as of December 4, 1998 between NB Finance, Ltd. and NB Capital Corporation*

10.12	Deed of Sale of Mortgage Loans dated December 4, 1998 between National Bank of Canada and NB Finance, Ltd.*

10.13(i)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.13(ii)	Mortgage Loan Assignment Agreement dated as of December 4, 1998 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.14(i)	Promissory Note representing $25,836,597.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.14(ii)	Promissory Note representing $29,880,126.51 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.15	Mortgage Loan Assignment Agreement dated as of September 7, 1999 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.16	Promissory Notes representing $85,989,203.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.17	Mortgage Loan Assignment Agreement dated as of April 14, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.18	Promissory Notes representing $98,836,341.23 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.19	Mortgage Loan Assignment Agreement dated as of September 28, 2000 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.20	Promissory Notes representing $67,323,437.74 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.21	Mortgage Loan Assignment Agreement dated as of January 30, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.22	Promissory Notes representing $107,179,964.89 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.23	Mortgage Loan Assignment Agreement dated as of June 12, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.24	Promissory Notes representing $121,357,226.22 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.25	Mortgage Loan Assignment Agreement dated as of September 24, 2001 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.26	Promissory Notes representing a total of $55,963,732.07 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.27	Mortgage Loan Assignment Agreements dated as of January 29, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.28	Promissory Notes representing a total of $71,866,079.87 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.29	Mortgage Loan Assignment Agreements dated as of June 20, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.30	Promissory Notes representing a total of $64,221,362.98 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.31	Mortgage Loan Assignment Agreements dated as of December 16, 2002 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.32	Promissory Notes representing a total of $52,054,168.88 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.33	Promissory Notes representing a total of $70,420,135.45 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.34	Mortgage Loan Assignment Agreements dated as of May 27, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.35	Promissory Notes representing a total of $106,552,720.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.36	Mortgage Loan Assignment Agreements dated as of October 21, 2003 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.37	Promissory Notes representing a total of $76,053,456.93 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.38	Mortgage Loan Assignment Agreements dated as of April 28, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.39	Promissory Notes representing a total of $94,559,444.49 executed by NB Finance, Ltd. in favor of NB Capital Corporation*

10.40	Mortgage Loan Assignment Agreements dated as of August 26, 2004 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada*

10.41	Promissory Notes representing a total of $73,037,930.00 executed by NB Finance, Ltd. in favor of NB Capital Corporation *

10.42	Mortgage Loan Assignment Agreements dated as of February 24, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada *

10.43	Promissory Note representing $97,736,747.47 executed by NB Finance, Ltd. in favor of NB Capital Corporation *

10.44	Mortgage Loan Assignment Agreement dated as of August 29, 2005 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada *

10.45	Promissory Notes representing a total of $82,898,199.20 executed by NB Finance, Ltd. in favor of NB Capital Corporation *

10.46	Mortgage Loan Assignment Agreements dated as of February 22, 2006 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada *

10.47	Promissory Notes representing a total of $91,705,784.05 executed by NB Finance, Ltd. in favor of NB Capital Corporation *

10.48	Mortgage Loan Assignment Agreements dated as of August 17, 2006 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada *

10.49	Promissory Notes representing a total of $118,362,791.25 executed by NB Finance, Ltd. in favor of NB Capital Corporation (1)

10.50	Mortgage Loan Assignment Agreements dated as of February 22, 2007 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (2)

10.51	Promissory Note representing a total of $72,935,607.29 executed by NB Finance, Ltd. in favor of NB Capital Corporation (3)

10.52	Mortgage Loan Assignment Agreements dated as of April 25, 2007 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (4)

10.53	Promissory Notes representing a total of $156,493,641.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation (5)

10.54	Mortgage Loan Assignment Agreements dated as of August 27, 2007 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (6)

10.55	Promissory Notes representing a total of $33,517,318.32 executed by NB Finance, Ltd. in favor of NB Capital Corporation (7)

10.56	Mortgage Loan Assignment Agreements dated as of September 26, 2007 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (8)

10.57	Promissory Notes representing a total of $82,090,326.44 executed by NB Finance, Ltd. in favor of NB Capital Corporation (9)

10.58	Mortgage Loan Assignment Agreements dated as of December 18, 2007 among NB Finance, Ltd., NB Capital Corporation and National Bank of Canada (10)

11.1	NB Finance, Ltd. Code of Business Conduct and Ethics **

12.1	President’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Chief Financial Officer’s certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

13.1	Written Statement of Chairman and President Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

13.2	Written Statement of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

*	As previously filed.
**	As filed herewith.
(1)	Incorporated herein by reference to Exhibit 10.51 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.
(2)	Incorporated herein by reference to Exhibit 10.50 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.
(3)	Incorporated herein by reference to Exhibit 10.53 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.
(4)	Incorporated herein by reference to Exhibit 10.52 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.
(5)	Incorporated herein by reference to Exhibit 10.55 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.
(6)	Incorporated herein by reference to Exhibit 10.54 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.
(7)	Incorporated herein by reference to Exhibit 10.57 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.
(8)	Incorporated herein by reference to Exhibit 10.56 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.
(9)	Incorporated herein by reference to Exhibit 10.59 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.
(10)	Incorporated herein by reference to Exhibit 10.58 to Form 10-K filed with the SEC by NB Capital Corporation on March 31, 2008.

SIGNATURE
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NB FINANCE, LTD.

By:
Name: Martin Ouellet
Title: President

Dated: June 18, 2008